
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com



9 May 2003

03022401

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL


RECEIVED
MAY 27 2003
WASH, D.C.
181
SECTION

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 20 OF 05.05.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	05/05/2003
Date of change of interest:	02/05/2003
Name of registered holder:	CDP : Pan Pacific Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(300,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.46000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,564,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,264,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,264,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/05/2003, the date of receipt of the notice, to the SGX

MASNET No. 97 OF 07.05.2003
Announcement No. 122

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	07/05/2003
Date of change of interest:	02/05/2003
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(60,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.46000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,264,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,204,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,204,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/05/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 1 OF 07.05.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - SINGAPORE POST LIMITED
OFFERING IN RESPECT OF 1, 140, 000, 000 OFFERING SHARES (SUBJECT TO THE OVER-ALLOTMENT OPTION)
THE MINIMUM SIZE OF THE PUBLIC OFFER IS 50, 000, 000 OFFERING SHARES
MAXIMUM OFFERING PRICE: S$0.60 PER OFFERING SHARE (SUBJECT TO VOLUME DISCOUNT)

Attached is an announcement on the above.



Ballotingprcing announcement(07.05.03).

Submitted by Chan Su Shan (Ms), Company Secretary on 07/05/2003 to the SGX

SINGAPORE POST LIMITED ("SINGPOST" OR THE "COMPANY")
OFFERING IN RESPECT OF 1,140,000,000 OFFERING SHARES (SUBJECT TO THE OVER-ALLOTMENT OPTION)
THE MINIMUM SIZE OF THE PUBLIC OFFER IS 50,000,000 OFFERING SHARES
MAXIMUM OFFERING PRICE: S$0.60 PER OFFERING SHARE (SUBJECT TO VOLUME DISCOUNT)

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN INVITATION OR OFFER TO ACQUIRE OR PURCHASE OFFERING SHARES.

OFFERING PRICE

Following the close of the Offering on 6 May 2003, Singapore Telecommunications Limited ("SingTel") and the Board of Directors of SingPost are pleased to announce that the Offering Price (as defined in the prospectus dated 19 April 2003 (the "Prospectus")) has been fixed at **S$0.60** per Offering Share.

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

The details of applications for the Public Offer (as defined in the Prospectus) and indications of interest received for the Placement (as defined in the Prospectus) at the close of the Offering (as defined in the Prospectus) are as follows:-

(a) The Placement

At the Offering Price of S$0.60, indications of interest were received for approximately 9.6 billion shares under the Placement from the following categories of investors:-

	Number of Offering Shares (million)	**% of Placement Demand**
Institutional and corporate investors	6,210	65
Japanese retail investors (participating in the public offer without listing in Japan which is defined as the "Japanese Offering" in the Prospectus)	1,982	21
Other retail investors participating in the Placement	1,371	14
Total indications of interest	9,563	100

(b) The Public Offer

At the close of the Public Offer at 12 noon on 6 May 2003, there were 26,494 valid applications made by way of Application Forms (as defined in the Prospectus), automated teller machines of the Participating Banks (as defined in the Prospectus) and internet banking website of The Development Bank of Singapore Ltd ("DBS Bank") for a total of 425,061,000 Offering Shares (excluding the 19,374,000

Reserved Shares as defined in the Prospectus). In total, application monies received pursuant to such valid applications amounted to approximately S$255.0 million.

The 19,374,000 Reserved Shares set aside for application by eligible Reserved Shares applicants ("Reserved Shares Applicants") have been fully applied for.

ALLOCATION BETWEEN THE PLACEMENT AND THE PUBLIC OFFER

Taking into consideration the applications for Offering Shares and the indications of interest received, and to ensure a reasonable spread of shareholders, DBS Bank and UBS AG, acting through its business group UBS Warburg ("UBS Warburg", and together with DBS Bank, the "Underwriters"), in consultation with SingTel, have decided that the aggregate of 1,140,000,000 Offering Shares will be allocated to be sold as follows:

I. 1,060,626,000 Offering Shares pursuant to the Placement; and

II. 79,374,000 Offering Shares pursuant to the Public Offer (inclusive of 19,374,000 Reserved Shares).

Based on the 1,060,626,000 Offering Shares allocated to the Placement and the aggregate indications of interest received amounting to approximately 9,563 million shares, the indications of interest at the Offering Price represent approximately 9.0 times the Offering Shares allocated to the Placement.

Based on the 79,374,000 Offering Shares allocated to the Public Offer and the 425,061,000 Offering Shares and 19,374,000 Reserved Shares applied for, the Public Offer is approximately 5.6 times subscribed.

In addition to the abovementioned allocations, the Underwriters have over-allocated 171,000,000 Shares (as defined below) all of which are allocated to the Placement.

To allow, among other things, sufficient time for the allocation of Offering Shares to overseas investors to be completed, an announcement of the allocation and spread of investors in respect of the Placement (including applications for Offering Shares through the internet website of DBS-TD Waterhouse (Singapore) Pte Ltd ("DBS-TDW")) will be made via MASNET before the commencement of trading in the ordinary shares of par value S$0.05 in SingPost ("Shares") on the Singapore Exchange Securities Trading Limited ("SGX-ST") at 9 a.m. on 13 May 2003.

SEC File No: 82-3622

APPLICATION RESULTS FOR THE OFFERING

To ensure a reasonable spread of shareholders, the Underwriters in consultation with SingTel, have decided that successful applicants who *submitted valid applications* for the 60,000,000 Offering Shares under the Public Offer (excluding the Reserved Shares) complying in full with the terms and conditions set out in the Prospectus will be allocated a proportion of the Offering Shares for which they have applied. The allocations are as follows:-

Range of Shares applied for	Balloting Ratio	Number of Offering Shares Allotted per Successful Applicant	Percentage of Total Number of Offering Shares Available under the Public Offer	No. of Successful Applicants
('000)		('000)	(%)	
1 to 4	17 : 20	1	13.80	8,280
5 to 9	17 : 20	2	14.36	4,310
10 to 19	18 : 20	2	21.19	6,357
20 to 49	18 : 20	5	18.41	2,209
50 to 99	19 : 20	8	13.56	1,017
100 to 499	19 : 20	10	15.95	957
500 to 999	20 : 20	15	1.53	61
1,000 and above	20 : 20	20	1.20	36
				23,227

As stated in the Prospectus, a total of 19,374,000 Reserved Shares were reserved for application by the Reserved Shares Applicants.

Details of the applications received from the Reserved Shares Applicants for the 19,374,000 Reserved Shares are as follows:-

Range of Reserved Shares applied for ('000)	Number of Reserved Shares Applicants
1 to 9	777
10 to 49	55
50 to 99	20
100 to 499	8
500 and above	2
	862

The Directors of SingPost were offered Reserved Shares. The number of Reserved Shares which they applied for (including Reserved Shares applied for in excess of the amount initially set aside for them as stated in the Prospectus) and allocated are as follows:-

Directors	Number of Reserved Shares Applied for and Allocated
Lim Ho Kee	8,080,000
Janet Ang Guat Har	30,000
Tommie Goh Thiam Poh	80,000
Lee Hsien Yang	80,000*
Lim Hwee Hua	-
Ong Ah Heng	-
Ong Keng Yong	-
William Tan Soo Hock	300,000
Kenneth Michael Tan Wee Kheng	80,000
Keith Tay Ah Kee	3,980,000
	12,630,000

*excludes 1,000,000 Offering Shares which have been allocated to Mr Lee Hsien Yang under the Placement

OVER-ALLOTMENT OPTION AND STABILISATION

In connection with the Offering, UBS Warburg, on behalf of the Underwriters, has been granted an over-allotment option (the "Over-allotment Option") by SingTel, exercisable by UBS Warburg, in consultation with DBS Bank, in full or in part within 30 days from the date of commencement of dealing in the Shares on the SGX-ST, to purchase from SingTel up to an aggregate of 171,000,000 Shares at the Offering Price, solely to cover over-allotment of Offering Shares (if any). An announcement will be made if and when the Over-allotment Option is exercised.

In connection with the Offering, UBS Warburg, the Stabilising Manager, may over-allot Shares or effect transactions which stabilise or maintain the market price of the Shares at levels which might not otherwise prevail in the open market. Such transactions may be effected on the SGX-ST and in other jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulations, including the Securities and Futures Act, Chapter 289 of Singapore and any regulations thereunder. Such transactions, if commenced, may be discontinued at any time and shall not be effected after the earlier of (a) the date falling 30 days from the commencement of dealing in the Shares on the SGX-ST or (b) the date when the over-allotment of Shares which are the subject of the Over-allotment Option has been fully covered (either through the purchase of the Shares on the SGX-ST or the exercise of the Over-allotment Option by UBS Warburg, or through both).

COMMENCEMENT OF TRADING AND REFUNDS

The Shares are expected to commence trading on a "ready" basis at 9 a.m. on 13 May 2003, subject to the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the Shares on a "ready" basis have been fulfilled. There will be NO trading on a "when issued" basis.

The return of unsuccessful applications using Application Forms by ordinary post, at the applicant's own risk, together with the full amount of the application monies (without any interest or any share of revenue or other benefit arising therefrom), will commence today and is expected to be completed within fourteen (14) market days after the close of the Offering. For unsuccessful Electronic Applications (as defined in the Prospectus), it is expected that the full amount of the application monies will be returned (without any interest or any share of revenue or other benefit arising therefrom) by automatically crediting to the applicants' accounts with their Participating Banks or, as in the case of applications for Offering Shares through the internet website of DBS-TDW, by ordinary post or other means as DBS-TDW may agree with unsuccessful applicants, at the applicants' own risk, within fourteen (14) market days after the close of the Offering provided that the remittance in respect of such applications which has been presented for payment or other processes has been honoured and the application monies received in the designated share issue account.

Unsuccessful applicants using DBS Autobank Cashier's Order Equivalent will have the full amount of their application monies (without interest or any share of revenue or other benefit arising therefrom) automatically credited to their accounts maintained with DBS Bank.

In respect of partially successfully applications, the balance of the application monies (including, if the applicant is eligible for any Volume Discount, the excess monies arising from such Volume Discount) is expected to be refunded (without any interest or any share of revenue or other benefit arising therefrom) to the applicants, by ordinary post at the applicants' own risk (in the case of applications made using printed Application Forms), or through the crediting of the relevant amount to the applicants' accounts with their Participating Banks (in the case of Electronic Applications for Shares under the Public Offer), or by ordinary post at the applicants' own risk or such other means as DBS-TDW may agree (in the case of applications for Shares through the internet website of DBS-TDW), within 14 market days after the close of the Offering provided that the remittance in respect of such applications which has been presented for payment or other processes has been honoured and the application monies received in the designated share issue account.

SingTel and SingPost wish to thank investors who have applied for the Offering Shares, the relevant authorities and all who have helped in one way or another in the Offering, for their support and assistance.

DBS Bank and POSB customers may call 1800-111 1111 and 1800-339 6666 respectively to check the provisional results of their applications. Customers will be required to enter their CDP Securities Account Number when utilising the automated service.

Issued jointly by
The Development Bank of Singapore Ltd and UBS AG, acting through its business group UBS Warburg

For and on behalf of
Singapore Telecommunications Limited and Singapore Post Limited

7 May 2003

jurisdiction (other than Singapore) or to U.S. persons (as such term is defined in Regulation S under Securities Act). No money, securities or other consideration is being solicited by this announcement or the information it contains in any jurisdiction in which such offer is not authorised or to any person to whom it is unlawful to make such an offer or invitation, and if sent in response to this web page or the information it contains will not be accepted. Failure to observe the above limitations may constitute a violation of securities laws in the United States and other jurisdictions.

MASNET No. 2 OF 07.05.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - SINGPOST INITIAL PUBLIC OFFERING

SingPost Initial Public Offering

Singapore Telecommunications Limited ("SingTel") is pleased to announce that the offering price for the initial public offering ("IPO") of 1,140,000,000 shares (the " Offering Shares") in Singapore Post Limited ("SingPost") has been fixed at S$0.60 per share (the "Offering Price"). The Offering Price has been determined following a book-building process by agreement between SingTel and The Development Bank of Singapore Ltd ("DBS Bank") and UBS AG, acting through its business group, UBS Warburg ("UBS Warburg", and together with DBS Bank, the "Underwriters").

In connection with the IPO, UBS Warburg, on behalf of the Underwriters, has been granted an over-allotment option (the "Over-allotment Option") by SingTel to purchase from SingTel up to an aggregate of 171,000,000 shares in SingPost at the Offering Price, solely to cover over-allotment of the Offering Shares. The Over-allotment Option is exercisable by UBS Warburg, in consultation with DBS Bank, in full or in part within 30 days from the commencement of dealing in the shares in SingPost on the Singapore Exchange Securities Trading Limited (" SGX-ST"). An announcement will be made if and when the Over-allotment Option is exercised.

The divestment by SingTel represents 60% of the issued share capital of SingPost. Assuming the full exercise of the Over-allotment Option, the size of the divestment would increase to 69%. The partial divestment of SingPost is part of SingTel's on-going strategy of divesting non-core businesses in order to focus on its core telecommunications business. SingTel believes that a separate listing will benefit SingPost in terms of greater autonomy, enhanced visibility and a more diverse shareholder base.

SingTel will raise gross proceeds of S$684 million from the Offering (excluding proceeds, if any, arising from the exercise of the Over-allotment Option and before any volume discount). SingTel expects to receive payment of approximately S$665 million in net proceeds on the date of the completion of the sale of the Offering Shares which is currently expected to be 13 May 2003. SingTel intends to deploy the net proceeds from the sale of the Offering Shares to its core telecommunications business including reduction of debt.

SingTel also expects to receive payment of S$200 million of net dividends (which have been declared before the IPO) from SingPost.

Trading of the SingPost shares on the Mainboard of SGX-ST is expected to commence on 13 May 2003, subject to the SGX-ST being satisfied that all

conditions necessary for the commencement of trading in the SingPost shares have been fulfilled.

The relevant purchase and underwriting agreements relating to the sale of the Offering Shares may be terminated by the Underwriters prior to the completion of such sale, and are also conditional, upon the occurrence of certain events as described in the prospectus dated 19 April 2003 relating to the IPO.

SingTel intends to disclose further details of the sale of Offering Shares, including the financial effects on SingTel, after the cessation of stabilising activities relating to SingPost shares, if any, conducted by UBS Warburg, the Stabilising Manager, in connection with the IPO.

Submitted by Chan Su Shan (Ms), Company Secretary on 07/05/2003 to the SGX

SEC File No: 82-3622

MASNET No. 100 OF 05.05.2003
Announcement No. 100

SINGAPORE TELECOMMUNICATIONS LIMITED

CLARIFICATION OF BUSINESS TIMES ARTICLE

With reference to the article "SingTel to enter data hosting business in US" by David Welcher (Business Times, 3 May 2003), Singapore Telecommunications Limited (" SingTel") wishes to clarify as follows:

The article mentioned that in the fourth quarter of last year, operations outside of Singapore accounted for two-thirds of SingTel's revenue, and 54 per cent Ebitda and that SingTel operations in the US accounted for a substantial portion of that 54 per cent. This is incorrect.

The bulk of contributions from overseas operations are contributed by Optus and SingTel's regional mobile associates like AIS and Telkomsel. While we expect revenues and earnings from SingTel's Global Offices including those in the United States to grow in the future, their contributions at this point are not significant.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/05/2003 to the SGX

MASNET No. 39 OF 08.05.2003
Announcement No. 39

SINGAPORE TELECOMMUNICATIONS LIMITED

PRESS STATEMENT BY TEMASEK HOLDINGS (PRIVATE) LIMITED

Attached is a Press Statement made by Temasek Holdings (Private) Limited (" Temasek"), a substantial shareholder with a 67.17% interest in Singapore Telecommunications Limited, on 7 May 2003.



Press statement by Temasek.p

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX

As noted before, Temasek is always open to any offers that make economic and business sense, and is prepared to dilute its stakes in the Temasek-Linked Companies (TLCs) under the right terms and conditions, under the right market conditions, especially if it is helpful to support the growth and development of these companies. Temasek will continue to completely divest companies where it does not make commercial or business sense for Temasek to continue as shareholder. Otherwise, Temasek will continue its role as a responsible and value adding institutional shareholder. Certainly, Temasek has no intention of divesting for divestment sake.

SEC File No: 82-3622

MASNET No. 3 OF 07.05.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

PRESS RELEASE - OVERWHELMING DEMAND FOR SINGPOST'S INITIAL PUBLIC OFFERING

Attached is a press release made by Singapore Post Limited, a subsidiary of Singapore Telecommunications Limited, on the above.


WIN - SingPost release (7 May 1250).

Submitted by Chan Su Shan (Ms), Company Secretary on 07/05/2003 to the SGX



press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

For Immediate Release

Overwhelming demand for SingPost's Initial Public Offering

Issue priced at S$0.60 per share

Singapore, 7 May 2003 - Singapore Post Limited ("SingPost"), Singapore's leading provider of postal services and one of the world's most efficient and profitable postal operators, announced today that the initial public offering (the "Offering") by Singapore Telecommunications Limited ("SingTel") of 1.14 billion shares in SingPost (the "Offering Shares") closed yesterday.

Following the completion of a book-building process, the Offering Price has been fixed at S$0.60 per Offering Share. Indications of interest at the Offering Price of S$0.60 pursuant to the placement tranche under the Offering ("Placement") were received for approximately 9,563 million shares. At the close of the public offer tranche in Singapore under the Offering (the "Public Offer"), there were 26,494 valid applications for approximately 425.1 million shares (excluding Reserved Shares).

Taking into consideration the total demand received, and to ensure a reasonable spread of shareholders, The Development Bank of Singapore Ltd ("DBS Bank") and UBS AG acting through its business group, UBS Warburg ("UBS Warburg", and together with DBS Bank, the "Underwriters") in consultation with SingTel, have allocated 1,060.6 million Offering Shares to be sold in the Placement and 79.4 million Offering Shares to be sold in the Public Offer. In addition, the Joint Global Coordinators have also over-allocated 171 million shares to be sold in the Placement.

Further details on allocations will be published in The Straits Times and Lianhe Zaobao prior to the listing of SingPost on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST"), which is currently expected to take place on 13 May 2003.

In connection with the Offering, UBS Warburg, on behalf of the Underwriters, has been granted an over-allotment option (the "Over-allotment Option") by SingTel to purchase from SingTel up to an aggregate of 171 million shares in SingPost at the Offering Price, solely to cover over-allotment of the Offering Shares. The Over-allotment Option is exercisable by UBS Warburg, in consultation with DBS Bank, in



SEC File No: 82-3622

press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

full or in part within 30 days from the commencement of dealing in the SingPost shares on the SGX-ST. An announcement will be made if and when the Over-allotment Option is exercised.

Commenting on the overwhelming demand, Mr Lim Ho Kee, Chairman of SingPost, said, "We are extremely delighted with the positive response from both the public and institutions to the SingPost Offering. This reflects the investment appeal of SingPost, which we believe, is one of the most efficient and profitable postal operators in the world. The strong demand from investors also represents a strong vote of confidence in a company with a strong business and world-class operations."

Mr William Tan Soo Hock, Chief Executive Officer of SingPost, added, "The SingPost management team will continue to focus on delivering value to shareholders. We remain committed to SingPost's long term success and will continue to remain focused on capitalising on new growth opportunities so as to remain a company that delivers in more ways than one."

According to Mr Eric Ang, Joint Head of Investment Banking Group at DBS Bank, "We expected the SingPost Offering to be well received as it appeals to all types of investors. In such challenging times, investors are more discerning and are on the lookout for investment opportunities that offer both sound business fundamentals and attractive yields. SingPost clearly meets their investment criteria, hence the overwhelming demand."

Mr Colin West, Head of Asian Equity Capital Markets at UBS Warburg, added, "Despite embarking on a non-conventional virtual roadshow outside Singapore, SingPost has attracted an enthusiastic response from investors globally. The quality of the book and diverse geographical spread should provide SingPost with a strong foundation of shareholders as a newly listed company and is a testament to investors' recognition for the quality of its business and management team."

The net dividend intended to be declared by SingPost for the financial year ended 31 March 2003 is S$80 million which is expected to be franked with tax credits. Based on the Offering Price of S$0.60 per share, the anticipated gross dividend yield of such dividend is approximately 9% (or S$0.054) per share which translates into a net dividend yield of approximately 7% (or S$0.042) per share.

– End –

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

About Singapore Post Limited

SingPost is a household name in Singapore with strong brand recognition. It is the dominant provider of domestic and international postal services in Singapore. It is one of the most efficient and profitable postal operators globally and offers customers a one-stop mail, logistics and retail distribution network in Singapore.

With a highly efficient mail delivery services utilising a sophisticated distribution infrastructure and advanced mail processing technology, SingPost estimates that it has achieved domestic mail market share of greater than 95 per cent. It believes that its Spring joint venture is a market leader in private cross-border business mail solutions.

~ ~ ~ ~ ~ ~ ~ ~ ~ ~

Media Contacts

Janine Mathieu (Ms)
Corporate Communications, SingPost
Tel: +65 6845 6409, Mobile: +65 9780 2913, Email: janine@singpost.com

Ivan Tan
Corporate Communications, SingTel
Tel : +65 6838 2007, Mobile : +65 9635 9765, Email : ivantan@singtel.com

Ng Chip Keng
Weber Shandwick
Tel: +65 6825 8084, Mobile: +65 9623 2166, Email: ckng@webershandwick.com

Analyst Contact

Choo Boon Kuan
Investor Relations & Strategic Investments, SingPost
Tel: +65 6845 6776, Mobile: +65 9820 1083, Email: choobk@singpost.com

This announcement is not for distribution, directly or indirectly, into the United States, Canada or Japan. This announcement is not an offer of securities for sale into the United States, Canada or Japan. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

defined in Regulation S under the U.S. Securities Act of 1933) unless they are registered or exempt from registration. SingPost does not intend to register the securities or conduct a public offer of the securities in the United States.

SEC File No: 82-3622

MASNET No. 14 OF 05.05.2003
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's regional mobile subscriber base nears 35 million

Attached is a news release made by Singapore Telecommunications Limited on the above.



Release5May2003.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 05/05/2003 to the SGX



SEC File No: 82-3622

News Release

SingTel's regional mobile subscriber base nears 35 million

Strong year-on-year growth of 55 per cent

Singapore and Sydney, 5 May 2003 – Singapore Telecommunications Limited (SingTel), the Asia Pacific's largest multi-market mobile operator, today announced that its aggregate mobile subscriber base in the region is close to 35 million.

As at 31 March 2003, the combined mobile subscribers of SingTel (Singapore), SingTel Optus (Australia), Advanced Info Service (Thailand), Bharti Group (India), Globe Telecom (Philippines) and Telkomsel (Indonesia) stood at 34.6 million, an increase of 55 per cent compared to a combined base of 22.3 million a year before.

On a proportionate basis, SingTel's mobile subscriber base in the six markets as at 31 March 2003 was 13.9 million, a year on year increase of about 44 per cent.

Mr Lee Hsien Yang, SingTel's President and CEO, said that the mobile communications business of the SingTel Group is well diversified with investments in regional mobile markets that are at different stages of development.

Mr Lee said: "In Australia and Singapore, the Group aims to preserve the value of its customer base, and manage the business for profitability and higher ARPUs through promoting use of data services among our customers."

Optus Mobile has commenced a program to significantly improve coverage in the regional areas that are important to the business market. It now has around 3,500 base stations, an increase of 11 per cent on last year, and plans to build another 400 in the current financial year.

SingTel Mobile's focus on the customer paid off when in a recent survey[1], it emerged first in satisfaction among mobile phone users in Singapore. It also scored the highest scores among Singaporean operators in all the survey indicators.

Regional mobile associates

SingTel's mobile associates in the region continued to record strong growth in customer numbers. The combined subscriber base of Advanced Info Service (AIS), Bharti, Globe and Telkomsel jumped 70 per cent to 28.3 million as at 31 March 2003.

---

[1] J D Power Asia Pacific 2003 Singapore Mobile Telephone Service Satisfaction Study (www.jdpower.co.jp/index_e.html)



Mr Lee said: "We are receiving an increasing portion of profits from our associates in the form of cash dividends. For instance, AIS has indicated its intention to increase its dividend payout ratio, while Globe recently declared it first annual dividend."

Mr Lee added that Bharti and Telkomsel continue to have very good growth potential due to the low penetration rates in the large markets of India and Indonesia respectively. "We have been very encouraged by the results of Bharti and Telkomsel."

Bharti turned around and posted a net profit for the first time for the quarter ended March 2003, while Telkomsel has announced revenue and net profit growth of more than 50 per cent for the same quarter.

Mr Lee concluded: "SingTel has a high quality regional mobile franchise. Five of the six mobile companies are leaders in their respective markets, with the sixth, a very strong number two.

"Our growing regional subscriber base will continue to enhance our negotiating power with suppliers and enable us to lower our costs. At the same time, SingTel, as a strategic shareholder, will facilitate the sharing of operational expertise across the group, enabling each operator to leverage synergies and improve its performance."

~~~~~~~~~~~~~~~

At a glance

	Aggregate Subscriber Base (million)		YOY* change	SingTel's Proportionate Subscriber Base (million)		YOY* change
	March 03	March 02		March 03	March 02	
Optus	4.72	4.16	13.5%	4.72	4.16	13.5%
SingTel	1.55	1.49	4.0%	1.55	1.49	4.0%
SingTel's regional associates	28.32	16.64	70.2%	7.66	4.04	89.6%
Total	**34.59**	**22.29**	**55.2%**	**13.93**	**9.70**	**43.6%**
~~~~~~~~~~~~~~~



SEC File No: 82-3622

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 32 million customers in six markets.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group employs 22,000 people around the world and had turnover of S$7.34 billion (US$4.22 billion) for the year ended 31 March 2002. More information can be found @ www.singtel.com and www.optus.com.au.

SEC File No: 82-3622

MASNET No. 6 OF 08.05.2003
Announcement No. 6

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2003 - INVESTOR PRESENTATION

Attached are the slides on Singapore Telecommunications Limited Group's Financial Results Presentation for the quarter and year ended 31 March 2003.



Full Year FY03 Slides-final (i).p

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX

SEC File No: 82-3622

SingTel

Financial results presentation

Year ended 31 March 2003

8 May 2003

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“$” means Singapore dollars unless otherwise indicated.

Asia's leading communications company


SingTel



Lee Hsien Yang

President & Chief Executive Officer

Key FY03 targets exceeded

- $2.0bn profit after tax and before goodwill






SingTel – cash flow engine
Free cash flow* (ex-C2C)
Operational EBITDA margin defended





Optus – challenger focused on returns
Positive net cash flow
A$281m
Bottom line profit**
A$28m





Regional mobile associates – earnings driver
Regional Mobile associates earnings up
147%
Total associates earnings quadruple
$1bn

SingTel

* Operating cash less capex

** NPAT before one-off tax benefits

Successful international expansion

➢ Increasing proportion of EBITDA outside Singapore

FY03: 51% of proportionate EBITDA outside Singapore

Belgacom & others 10%
Regional mobile 17%
Optus 24%
SingTel* 49%

FY02: 28% of proportionate EBITDA outside Singapore

Belgacom & others 7%
Regional Mobile 10%
Optus 11%
SingTel* 72%

* Includes IDA compensation

Group FY03 highlights

- $10bn revenue and $5bn EBITDA

	12 months to Mar 03	12 months to Mar 02	Increase/ Decrease (%)
Operating revenue	10,249	7,269	41%
Operational EBITDA	3,743	3,057	22%
Operational EBITDA margin	37%	42%	N/m
Associates	1,032	241	329%
EBITDA*	5,112	3,635	41%
Profit after tax & exceptional items			
- before goodwill	2,033	1,984	2.5%
- after goodwill	1,401	1,631	(14%)

* Operational EBITDA + IDA compensation + share of results of associated & joint venture companies

Group Q4 results: NPAT pre-goodwill up 32%

Statutory results (S$M)	3 months to Mar 03	3 months to Mar 02	Increase/ (Decrease) %
Operating revenue	2,729	2,394	14%
Operational EBITDA	952	855	11%
Operational EBITDA margin	35%	36%	N/m
Associates	275	(1)	N/m
EBITDA *	1,311	938	40%
Profit after tax & exceptional items			
- before goodwill	461	350	32%
- after goodwill	313	182	72%


SingTel

* Operational EBITDA + IDA compensation + share of results of associated & joint venture companies

Q4 non-recurring items: net negative impact $113n

- 100% write down of cost of C2C equity investment after impairment review

Principal items	$m
C2C write down & lease income - net impact *	(348)
Benefit from Australian tax changes (A$308m)	325
BSI - reinstatement of investment**	110
Other corporate exceptional items	(200)
Non-recurring items – net impact	(113)

* Impairment charge net of lease income and minorities

** Exceptional reversal of provision and share of prior year profits

SingTel

SingTel



SingTel (ex-Optus)

SingTel (ex-Optus): strong FY03 free cash flow



- Free cash flow (ex C2C) — S$1bn



- Core capex* (ex C2C) — $750m


$750m

- Resume revenue growth



- Defend operational EBITDA margins — >50%


>50%



- Associates contribution to double from FY02** — $560m

- Outperformance — $1.8bn ✔


368m

- Reduced in line with revenues — 368m ✔


3.9%

- Weak economy: revenue $4.7bn — 3.9% X


51%

- Tight cost controls — 51% ✔


$1,030m

- Strong out performance** — $1,030m ✔

* Accrual basis

** ex Optus

SingTel (ex-Optus): fourth quarter results

- Margins diluted by rapid growth of IT and Engineering services

SingTel (ex-Optus) (S$m)	3 months to Mar 03	3 months to Mar 02	Increase/ (Decrease) %
Operating revenue	1,180	1,216	(3.0%)
Operating expenses	(647)	(615)	5.2%
Operational EBITDA*	547	618	(11%)
Operational EBITDA margin			
- excluding IT/Engineering	53%	54%	N/m
- total	46%	51%	N/m

SingTel

* Includes other income


SingTel (ex-Optus): fourth quarter revenue trends
3 months to Mar 03 vs 3 months to Mar 02
Data & Internet
Broadband lines growth
129%
Data & Internet revenues
11%
Mobile*
JD Power ranking for customer satisfaction
No. 1
Mobile revenue growth
3.3%
International telephone
International telephone revenues stabilising on sequential basis
Q4 FY03 vs Q4 FY02
14%
IT & Engineering services
Increasing proportion of revenues
16%
IT revenues
26%
SingTel
* Now excludes paging and aeronautical & maritime

SingTel (ex-Optus): strong free cashflow

Q4 Operational EBITDA margin (ex IT & Engineering) 53%





Opex excluding IT/Engineering	4% ↓
Total opex	5% ↑
Cost of sales	40% ↑
Traffic expenses	15% ↓
Staff costs	9% ↓

SingTel ex-Optus – unlevered free cash flow $1.5bn

FY03 ($m)	FY03	FY02
Cash from operations	2,452	2,919
Dividends	272	67
Tax	(461)	(460)
Op. cash before interest	2,263	2,526
Cash capex (ex C2C)	(345)	(511)
C2C cash capex	(430)	(2,062)
Unlevered free cash flow*	1,488	(48)

* Before interest, dividends and investments - includes impact of C2C



SingTel

Optus

Optus: financial performance exceeds targets

➢ FY03: A$28m net profit after tax*

• Maintain growth momentum	• Revenue $A5.5bn ↑15% ✔
• Strong double digit EBITDA growth	• Operational EBITDA A$1.35bn ↑45% ✔
• Substantially reduce losses	• Net profit after tax* A$28m ✔
• A$1bn capex	• Capex down 37% from FY02 levels A$875m ✔
• Reduce funding requirement substantially	• Net cash surplus 12 months early A$281m ✔









* excludes A$308m benefit from exceptional tax credit

Optus: FY03 operational EBITDA margin 24.3%

➢ FY03: A$430m turnaround in net profit after tax*



Operational EBITDA margin increases to 24.3%
Operational EBITDA margin
19.4%
24.3%
FY02
FY03
NPAT turnaround: A$430m*
Net profit after tax (A$m)
(A$402m)
A$28m
FY02
FY03

* excludes A$308m benefit from exceptional tax credit

Optus: underlying Q4 NPAT A$31m*

- Q4 operational EBITDA margin reaches 26.1%

Statutory results (A$M)	3 months to Mar 2003	3 months to Mar 2002	% Increase/ (Decrease)
Operating revenue	1,494	1,240	21%
Operational EBITDA	390	250	56%
Operational EBITDA margin	26.1%	20.1%	↑
EBITDA	387	219	77%
EBIT	118	(11)	↑
EBT	62	(67)	↑
Tax expense (underlying)	(31)*	(9)	N/m
NPAT (underlying)	31*	(75)	↑

*excludes A$51m benefit arising from prior period tax adjustments and A$308m benefit from exceptional tax credit

Optus Mobile: total revenues up 24% to A$795m

- EBITDA margin 36%

Double digit growth in service revenues



Mobile service revenue (A$m)
14%
A$708m
Q4 FY02
Q4 FY03

Customers up to 4.7m	14%
Post-paid ARPU	9%
Data revenues up 5 percentage points**	14%
Total base stations reach 3500 in FY03	11%

SingTel

* All comparisons Q4 FY03 to Q4 FY02 - except base station comparisons which are FY03 vs FY02

** As % of service revenues

Optus Business and Wholesale


Double digit corporate revenue growth
13%
A$264m
Optus Business revenue (A$m)
Q4 FY02
Q4 FY03

Majority of new services in FY03 provided "on network" — 80%

Combined Business & Wholesale capex in FY03 — 18% (down)

Wholesale revenues stabilising in Q4 — 3% (up)

Combined Q4 Business & Wholesale EBITDA margins — 21%

Optus Consumer: FY03 EBITDA positive A$5m

- Strong revenue growth - up 23%

Focus on high value customers delivers results

HFC revenues up	16%
HFC telephony customers on bundled plans*	60%
Off network voice revenue	33%

Consistent improvements in operational EBITDA

Operational EBITDA (A$m)
(21)
(16)
14
A$28m
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03

All % changes compare Q4 FY03 to Q4 FY02

* Taking an Optus Choices package

SEC File No: 82-3622



Optus: A$281m net cashflow surplus for FY03
➢ A$1.4bn turnaround - 12 months ahead of previous guidance
Strong cashflow performance

(A$m)	FY03	FY02	
Operating cash	1,426	771	85%
Capex (cash basis)	(875)	(1,383)	(37%)
Free cash flow	551	(612)	
Interest/other	(270)	(485)	(44%)
Cashflow before borrowings	281	(1,097)	

Substantial reduction in capex: revenue ratio
29%
16%
FY02*
FY03
* FY02 revenues restated on basis consistent with FY03


GLOBE
TELECOM


bharti


TELKOMSEL




belgacom

SingTel

Associates and joint ventures

Regional mobile associates

➢ Customer base up 70% to 28m


Rapid growth by regional mobile associates
Aggregate mobile subscribers (m)
+70%
17m
28m
Telkomsel +77%
Bharti +127%
AIS +76%
Globe +42%
Mar 02
Mar 03
Group aggregate mobile base: 35 million*
SingTel 4%
Telkomsel 19%
Globe 21%
Optus 14%
Bharti 9%
AIS 33%
* Exclude Belgacom

SingTel

Regional mobile associates

- Proportionate FY03 EBITDA grows 118% to $931m

74% growth in proportionate revenues


74%
$1,092m
$1,899m
Proportionate revenue from regional mobile associates
12 months to Mar 02
12 months to Mar 03

Average EBITDA margin of regional mobile associates now 49%*


EBITDA Margin (%)
22%
44%
50%
68%
Bharti
AIS
Globe
Telkomsel

* Based on AIS/ Bharti/ Globe/ Telkomsel contribution to SingGAAP results for Q4FY03

Associates & JV's: profits and dividends up

- Bharti profitable in Q4

FY03 associates contribution up 329%

($m)	12 mths to Dec 03	Increase %
Telkomsel	276	N/m
AIS	192	47%
Globe	93	65%
Bharti	(17)	N/m
Regional Mobile	545	147%
Belgacom	235	12%
BSI (Bukaka SingTel)	33	N/m
Other*	(38)	(64%)
Subtotal	775	139%
Exceptionals	257	N/m
Total	1,032	329%

* Including Optus associates

Strong dividend growth in FY03 $270m incl special dividend

Dividends received (S$m)
43m
67m
130m
303%
270m
Belgacom $140m special dividend
FY 01
FY02
FY03
Belgacom
AIS & others
Telkomsel

SingTel

Cash flows and balance sheets

Strict capital management improves returns





FY03 targets		Outcome	
• Increase return on capital		• FY03 return on capital employed*	13% ✔
• Divest non-core assets		• Singapore Post	IPO ✔
• Debt: EBITDA leverage target	1.5-2.0x	• Target achieved	1.9x ✔
• EBITDA:interest cover target	8-10x	• Target achieved	10.1x
• Payout ratio of 30 - 45 % (as a % of pre-goodwill NPAT)		• Payout ratio 48%	5.5c

* EBITA to capital employed (shareholders funds plus net debt)

Group FY03 free cash flow: $2.1bn

$2.1bn turnaround in Group free cash flow*

Group free cash flow*

+ $2.1bn

	FY02	FY03
Total	$32m	$2,103m

FY03 bar split: Optus; SingTel ex-Optus

Free cash flow after interest & dividends: $750m

$ billion	FY03	FY02
Group FCF*	**2,103**	32
Interest**	**(578)**	(225)
Dividends	**(765)**	(697)
	760	(890)

* Operating cash after tax and capex – but before interest, investments and dividends

** Excluding finance lease repayments

SEC File No: 82-3622



Improving cash flows and strong balance sheet
Downwards trend in net debt after Telkomsel investment
Telkomsel investments and dividend payment
Net Debt ($bn)
9.9
9. 3
10.6
10.1
9.6
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Progress towards leverage goals
Net debt
$9.6bn
Net gearing
38%
Net debt: EBITDA
1. 9x
EBITDA: net interest cover
10.1x
Funds from operations: net debt
31%

SingTel

Outlook

Outlook & assumptions

• Singapore business	• Challenging near term outlook for local economy • To date – impact of SARS not material • Guidance assumes no further material deterioration in economic outlook
• Optus	• Australian economy robust
• AIS • Globe	• Mobile market growth continues with increased focus on profitability & cash flow
• Bharti • Telkomsel	• Strong mobile subscriber growth from low penetration base

SingTel (ex-Optus): cash flow engine

- FY03 target: at least $1bn free cash flow*

- Defend home market
- Retain strong cost disciplines
- Benefit from international investments
- Focus on cash flow

- Revenue dependent on economic conditions
- Deliver 50% operational EBITDA margin in Q1 FY04
- Strong underlying growth by associates to continue
- Maintain low to mid teens target for capex:revenue

* Operating cash after capex and tax - but before interest, dividends, and investments -

Optus: challenger focused on returns

- Medium term target: 30% EBITDA margins

• Continue to gain market share	• Double digit revenue growth
• Retain strong cost disciplines	• Expand margins - operational EBITDA growth to exceed 20%
• Continuing investing in growth	• A$1.0bn capex in FY04
• Generate cash flow surplus	• FY03 free cash flow to exceed A$650m *

* operating cash after capex and tax - but before interest and investments

Group target: double digit earnings growth

➢ Maintain capital management disciplines

• Medium term target	• Double digit earnings growth
• Generate strong free cash flow	• Group FY04 target: at least $1.6bn*
• Maintain strong investment grade credit ratings	• Maximum leverage: net debt: EBITDA of 2.0x
• Impact of Singapore Post IPO not reflected in guidance	• Update at Q1 FY04 results

* operating cash flow after capex and tax - but before interest, dividends and investments

Share price performance and corporate governance

Share price performance Jan - Apr 2003

SingTel SGX	Global telco index	S'pore market	A Pac x Jap telco index
+17%	+2%	-4%	-5%

Proposed changes to Board and management incentives*

- No plans to issue options in FY04
- New share-based incentive plan with performance hurdles for management
- Board encouraged to invest portion of fees in SingTel shares
- Theoretical cost of expensing options issued in FY03: 3% of pre-goodwill NPAT

* Subject to shareholder approval at AGM

"Asia's best telecoms company"*

Singapore business	**Strong cash flow generation**
Optus	**Profitable and cash flow positive**
Regional mobile	**Strong earnings growth**
Financial strength	**Strong balance sheet & cash flows**
Medium term outlook	**Double digit earnings growth**

* Finance Asia – Asia's best companies 2003 survey (April 2003)

SingTel

Financial results presentation

Year ended 31 March 2003

8 May 2003

SEC File No: 82-3622

MASNET No. 5 OF 08.05.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED FINANCIAL CONDITION AND RESULTS FOR THE YEAR ENDED 31 MARCH 2003 - ANNOUNCEMENT TO ASX

Attached is an announcement to the Australian Stock Exchange Limited ("ASX") on the unaudited financial condition and results for the financial year ended 31 March 2003 for Singapore Telecommunications Limited and its subsidiary companies.



ASX.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND ITS SUBSIDIARY COMPANIES

ASX "APPENDIX 4B" ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION AND RESULTS
FOR THE YEAR ENDED 31 MARCH 2003

PRELIMINARY FINAL REPORT

Name of entity

SINGAPORE TELECOMMUNICATIONS LIMITED ("SINGTEL")

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ("current period')
N/A		√	**31 MARCH 2003**

For announcement to the market

S$'Million

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	41.1%	to	10,258.7
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	14.1%	to	1,400.5
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	14.1%	to	1,400.5

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(item 15.4) (SGD cents)*	5.5	NIL [1]
Previous corresponding period *(item 15.5) (SGD cents)*	5.5	NIL [1]

Record date for determining entitlements to the dividend *(see item 15.2)*	To be announced later

(1) NIL for Australian shareholders as they will not be able to obtain tax credit or rebate in their Australian tax return for the Singapore company tax paid by SingTel.

IMPORTANT NOTE

As we have not completed the sale of shares in our currently wholly-owned subsidiary, Singapore Post Limited ("SingPost") (formerly known as Singapore Post Pte Ltd) by way of an initial public offering, we are not in a position to provide a breakdown of the specific contributions from SingPost to our Group results in this announcement.

Condensed consolidated statement of financial performance

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
1.1	Revenues from ordinary activities *(see items 1.23)*	10,258.7	7,269.2
1.2	Expenses from ordinary activities *(see item 1.26)*	(8,292.0)	(5,252.4)
	Other income *(see item 1.25)*	46.2	41.8
	Amortisation	(589.0)	(351.8)
	Compensation from IDA [1]	337.0	337.0
1.3	Net finance (expense)/income (including borrowing costs)	(527.0)	(81.3)
1.4	Share of net profit of associates and joint ventures entities *(see items 16.1 to 16.7)*		
	- ordinary operations	774.6	323.9
	- exceptional items	257.2	(83.4)
	- amortisation of goodwill	(77.2)	(19.6)
	Profit from ordinary activities before exceptional items	**2,188.5**	**2,183.4**
	Exceptional items *(see page 4)*	(1,027.4)	(60.9)
1.5	**Profit from ordinary activities before tax**	**1,161.1**	**2,122.5**
1.6	Income tax on ordinary activities	(54.4)	(498.0)
1.7	**Profit from ordinary activities after tax**	**1,106.7**	**1,624.5**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit**	**1,106.7**	**1,624.5**
1.10	Net profit attributable to outside equity interests	293.8	6.8
1.11	**Net profit for the period attributable to members**	**1,400.5**	**1,631.3**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	187.4	132.2
1.14	Other revenue, expense and initial adjustments recognised directly in equity:		
	- Effect of adopting SAS[2] 12 (2001) - Income Taxes	-	52.4
	- Effect of adopting SAS 10 (2000) - Events after the Balance Sheet Date	-	640.0
	Goodwill released	67.8	85.4
	Adjustment to goodwill taken to reserves in previous financial year	-	109.5
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	255.2	1,019.5
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**1,655.7**	**2,650.8**

Notes

(1) IDA - Info-Communications Development Authority of Singapore

(2) SAS - Singapore Statement of Accounting Standard

Condensed consolidated statement of financial performance

Earnings per security (EPS)		Year ended 31 March 2003	Year ended 31 March 2002
1.18	Basic EPS - [SGD cents]	7.86	9.76
	Basic EPS (exclude amortisation of goodwill) - [SGD cents]	11.41	11.87
1.19	Diluted EPS - [SGD cents]	7.86	9.76
	Weighted average number of ordinary shares outstanding during the financial year used in the calculation of the Basic EPS	17,825,826,694	16,720,023,017

Notes to the condensed consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
1.20	Profit from ordinary activities after tax *(item 1.7)*	1,106.7	1,624.5
1.21	Plus (less) outside equity interests	293.8	6.8
1.22	**Profit from ordinary activities after tax attributable to members**	**1,400.5**	**1,631.3**

Revenue and expenses from ordinary activities

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
1.23	Revenue from sales or services		
	Operating revenue		
	Mobile Communications [1]	**3,444.5**	1,902.1
	National Telephone	**1,937.2**	1,131.9
	Data and Internet [2]	**1,894.7**	1,572.0
	International Telephone	**1,167.1**	1,235.6
	IT and Engineering Services	**648.4**	513.0
	Sale of Equipment	**339.8**	170.8
	Cable Television	**148.6**	70.2
	Directory Advertising	**71.4**	77.7
	Miscellaneous [3]	**607.0**	595.9
	Total operating revenue	**10,258.7**	**7,269.2**
1.24	Interest revenue included in determining item 1.3	29.1	116.5
1.25	Other relevant revenue	46.2	41.8
1.26	Details of relevant expenses		
	Operating expenses		
	Traffic Expenses	**1,951.0**	1,277.2
	Selling & Administrative	**1,948.2**	1,214.1
	Depreciation	**1,729.8**	998.4
	Staff Costs	**1,329.3**	993.6
	Cost of Sales	**1,096.7**	650.5
	Repair and Maintenance	**265.4**	174.7
	Recoveries	**(28.4)**	(56.1)
	Total operating expenses	**8,292.0**	**5,252.4**
1.27	Depreciation and amortisation excluding amortisation of other intangibles (see item 2.2)	**1,717.1**	**989.2**

Notes

(1) Mobile communications include only cellular service revenue. Previously, mobile communications comprise revenue from cellular, paging and aeronautical and maritime services.

(2) Formerly known as "Public Data and Private Network".

(3) Miscellaneous revenue comprises revenue from postal, paging, aeronautical and maritime services, lease of satellite transponders and miscellaneous income.

Notes to the condensed consolidated statement of financial performance

Revenue and expenses from ordinary activities (continued)

	Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
Other specific items not shown in items 1.23 - 1.27		
Exceptional items		
Exceptional gains		
Gain on sale of non-current investments [1]	**15.7**	56.5
Recognition of IRU termination gain	**227.7**	-
Gain on disposal of business units	**2.8**	-
Writeback of provision for diminution in value of non-current investments [1]	**69.3**	-
Recovery of investment in non-current investments [1] previously written off	**10.9**	-
Recovery of investment in subsidiary company previously written off	**-**	7.6
	326.4	**64.1**
Exceptional losses		
Loss on sale of non-current investments [1]	**(52.0)**	(19.4)
Loss on deemed disposal of non-current investments [1]	**(3.1)**	(32.7)
Impairment of goodwill	**(47.3)**	-
Provision for diminution in value of non-current investments [1]	**(84.8)**	(61.6)
Provision for international settlement differences	**(43.9)**	-
Impairment charge of property, plant and equipment	**(856.9)**	-
Adjustment to goodwill on acquisition of subsidiary [2]	**(208.7)**	-
Write-off of non-current investments [1]	**(47.5)**	(11.3)
Others	**(9.6)**	-
	(1,353.8)	**(125.0)**
Net exceptional items	**(1,027.4)**	**(60.9)**
Capitalised outlays		
1.28 Interest costs capitalised in asset values	16.5	38.9
1.29 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	13.9	-

Notes

(1) Non-current investments comprise investments in associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

(2) The adjustment to goodwill on acquisition of subsidiary arose from the recognition of a corresponding deferred tax asset on the pre-acquisition tax losses of the SingTel Optus Group in accordance with SAS 12 and SAS 22.

Consolidated retained profits		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
1.30	Retained profits [1] at the beginning of the financial period, as reported [2]	7,024.2	5,203.0
1.31	Net profit attributable to members *(item 1.11)*	1,400.5	1,631.3
	Goodwill released	67.8	85.4
	Adjustment to goodwill taken to reserves in previous financial year	-	109.5
1.32	Net transfers to and from reserves	-	-
1.33	Net effect of changes in accounting policies [2]	-	692.4
1.34	Dividends and other equity distributions paid or payable	(764.7)	(697.4)
1.35	**Retained profits at end of financial period**	**7,727.8**	**7,024.2**

Notes

(1) Net of goodwill on acquisition of subsidiary, associated and joint venture companies previously taken to reserves.

(2) Aggregate of S$5,895.4 million as at 1 April 2001 represents the restated retained earnings at the beginning of the previous financial year. This arose from retrospective adjustments from the adoption of the revised SAS 10 - Events after the Balance Sheet Date and SAS 12 - Income Taxes with effect from 1 April 2001.

Intangible and extraordinary items

		Consolidated - Year ended 31 March 2003			
		Before tax S$'Million (a)	Related tax S$'Million (b)	Related outside equity interests S$'Million (c)	Amount (after tax) attributable to members S$'Million (d)
2.1	Amortisation of goodwill [1]	(632.8)	-	-	(632.8)
2.2	Amortisation of other intangibles [2]	(46.1)	1.2	-	(44.9)
2.3	**Total amortisation of intangibles**	**(678.9)**	**1.2**	**-**	**(677.7)**
2.4	Extraordinary items (details)	←	N/A	→	
2.5	**Total extraordinary items**	←	N/A	→	

Notes

(1) Includes amortisation of goodwill arising on acquisition of subsidiary, associated and joint venture companies.
(2) Includes amortisation of spectrum and other licences.

Comparison of half year profits

		Current year S$'Million	Previous year S$'Million
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	791.9	1,158.9
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	608.6	472.4

Condensed consolidated statement of financial position
(Refer to **Annex 1** for detailed consolidated statement of financial position)



		As at 31 March 2003 S$'Million	As at 31 March 2002 S$'Million	As at 30 Sep 2002 S$'Million
	Current assets			
4.1	Cash & cash equivalents			
4.2	Receivables (Trade and other debtors)			
4.3	Investments			
4.4	Inventories			
4.5	Tax assets			
4.6	Other (provide details if material)			
4.7	**Total current assets**	**3,798.9**	**5,186.7**	**3,842.2**
	Non-current assets			
4.8	Receivables			
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised			
4.13	Development properties (mining entities)			
4.14	Other property, plant and equipment (net)			
4.15	Intangibles (net)			
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**	**29,871.6**	**30,163.1**	**30,201.0**
4.19	**Total assets**	**33,670.5**	**35,349.8**	**34,043.2**
	Current liabilities			
4.20	Payables (Trade and other creditors)			
4.21	Interest bearing liabilities			
4.22	Tax liabilities			
4.23	Provisions, exclude tax liabilities			
4.24	Other - Advance billing			
4.25	**Total current liabilities**	**4,546.0**	**4,496.5**	**4,296.6**
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities			
4.28	Tax liabilities			
4.29	Provisions, exclude tax liabilities			
4.30	Other - Deferred income			
4.31	**Total non-current liabilities**	**13,505.6**	**15,821.3**	**14,772.7**
4.32	**Total liabilities**	**18,051.6**	**20,317.8**	**19,069.3**
4.33	**Net assets**	**15,618.9**	**15,032.0**	**14,973.9**
	Equity			
4.34	Capital/contributed equity			
	Shares to be issued			
4.35	Reserves			
4.36	Retained profits			
4.37	**Equity attributable to members of the parent entity**	**15,470.0**	**14,579.0**	**14,545.6**
4.38	Outside equity interests in controlled entities	148.9	453.0	428.3
4.39	**Total equity**	**15,618.9**	**15,032.0**	**14,973.9**
4.40	Preference capital included as part of 4.37	N/A	N/A	N/A

Exploration and evaluation expenditure capitalised
Items 5.1 to 5.6 - Not applicable

Development properties
Items 6.1 to 6.7 - Not applicable

Condensed consolidated statement of cash flows
(Refer to **Annex 2** for detailed consolidated statement of cash flows)

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
	Cash flows related to operating activities		
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**3,771.1**	**3,030.9**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**	**(1,793.1)**	**(9,734.9)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**	**(2,757.5)**	**4,337.5**
7.24	**Net increase (decrease) in cash held**	**(779.5)**	**(2,366.5)**
7.25	Cash at beginning of the financial year *(see Reconciliation of cash)*	1,728.9	4,095.4
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	**Cash at end of financial year** *(see Reconciliation of cash)*	**949.4**	**1,728.9**

Non-cash financing and investing activities
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

On 10 October 2002, the Group's subsidiary company acquire a 51.0% stake in IPACS Computer Services (S) Pte Ltd and its subsidiary companies.

On 30 August 2001, the Group's offer to acquire all the issued shares in SingTel Optus Pty Limited ("Optus") and its subsidiaries from the existing shareholders became unconditional. The settlement of the purchase consideration was satisfied via S$4,559.9 million in shares of SingTel, S$1,236.6 million of US$ denominated bonds issued by SingTel and cash of S$7,225.9 million.

Condensed consolidated statement of cash flows (continued)

The details of the above-mentioned acquisitions were as follows:-

	Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
Fair values of identifiable net assets of the subsidiary acquired		
Non-current assets:		
Intangibles and goodwill on consolidation	-	371.1
Property, plant and equipment	1.9	5,082.8
Deferred tax assets	-	365.3
Other non-current assets	0.5	41.4
Cash	**11.3**	**61.6**
Current assets	35.8	1,645.7
Current liabilities	(28.4)	(1,293.3)
Long term liabilities	(0.2)	(4,620.6)
	20.9	1,654.0
Minority interest	(10.2)	-
	10.7	1,654.0
Goodwill	14.7	11,368.4
Total consideration	25.4	13,022.4
Less:		
Consideration in shares issued	-	(4,559.9)
Consideration in bonds issued	-	(1,236.6)
Total consideration in cash	25.4	7,225.9
Less: Cash in subsidiary acquired	(11.3)	(61.6)
Outflow of cash	14.1	7,164.3

Reconciliation of cash

Reconciliation of cash at the end of financial period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
8.1	Cash on hand and at bank	314.6	380.3
8.2	Deposits at call	634.8	1,348.6
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of financial period** (item 7.27)	**949.4**	**1,728.9**

Other notes to the financial statements

Ratios		Year ended 31 March 2003	Year ended 31 March 2002
9.1	**Profit before tax / revenue** Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	11.3%	29.2%
9.2	**Profit after tax / equity interests** Consolidated net profit from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of financial period *(item 4.37)*	9.1%	11.2%

Earnings per security (EPS)

10.0 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

N/A

NTA backing		Year ended 31 March 2003	Year ended 31 March 2002
11.1	Net tangible asset backing per ordinary security (SGD cents)	16.80	10.56

Discontinuing Operations

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	IPACS Computer Services (S) Pte Ltd
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired [(1)]	S$3.7 million
13.3	Date from which such profit has been calculated	1 October 2002
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Note

(1) Excludes amortisation of goodwill arising on acquisition of IPACS.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	None
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	Record date to determine entitlements to the dividend (distribution) (i.e., on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared?	N/A

Amount per security

			Amount per security	Franked amount per security at 22% tax	Amount per security of foreign source dividend
15.4	**Final dividend:**	Current year (SGD cents)	5.5	N/A	N/A
15.5		Previous year (SGD cents)	5.5	N/A	N/A
15.6	**Interim dividend:**	Current year (SGD cents)	Nil	N/A	N/A
15.7		Previous year (SGD cents)	Nil	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

		Year ended 31 March 2003	Year ended 31 March 2002
15.8	Ordinary securities (SGD cents)	5.5	5.5
15.9	Preference securities (SGD cents)	N/A	N/A

Final dividend (distribution) on all securities

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
15.10	Ordinary securities	764.7	764.7
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**764.7**	**764.7**

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans: Will be announced in due course

Any other disclosures in relation to dividends (distributions)

A final dividend of 5.5 cents per share, less tax at 22.0%, of S$764.7 million was proposed for the year ended 31 March 2003.

A final dividend of 5.5 cents per share, less tax at 22.0%, of S$764.7 million in respect of the year ended 31 March 2002 was paid during the current financial year.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
16.1	Profit from ordinary activities before income tax	774.6	323.9
16.2	Income tax on ordinary activities	(280.6)	(190.8)
16.3	**Profit from ordinary activities after income tax**	**494.0**	**133.1**
	Exceptional items		
	- Gains on disposal/deemed disposal of subsidiary and associated companies	247.9	97.2
	- Share of prior years' results upon re-instatement of equity accounting	42.7	-
	- Writeback of provisions made in prior years and others	22.8	-
	- Staff restructuring costs	-	(163.3)
	- Impairment charge of property, plant and equipment	(26.7)	(17.3)
	- Provision for diminution in value of non-current investments	(23.9)	-
	- Network migration costs	(5.6)	-
		257.2	**(83.4)**
	Income tax (expense)/credit - exceptional items	(28.8)	85.9
		228.4	**2.5**
	Profit from exceptional items after income tax	**722.4**	**135.6**
	Amortisation of goodwill	(77.2)	(19.6)
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit**	**645.2**	**116.0**
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	**645.2**	**116.0**

Material interests in entities which are not controlled entities

	Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) and extraordinary items after tax [1] *(item 1.9)*	
17.1	**Equity accounted associates and joint venture entities**	Year ended 31 March 2003	Year ended 31 March 2002	Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
	Belgacom S.A. [2]	12.15%	12.15%	365.8	116.5
	PT Telekomunikasi Selular	35.00%	22.28%	123.8	11.3
	Advanced Info Service Public Co. Ltd	21.55%	21.53%	125.2	72.1
	Globe Telecom, Inc.	29.06%	29.06%	60.9	36.3
17.2	**Total**			**675.7**	**236.2**
17.3	Other material interests			(30.5)	(120.2)
17.4	**Total**			**645.2**	**116.0**

Notes

(1) Includes amortisation of goodwill.

(2) Includes minority interest.

Issued and quoted securities at end of current period

Category of securities		Total number	Number quoted	Issue price per security (SGD cents)	Amount paid up per security (SGD cents)
18.1	**Preference securities**	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**Ordinary securities (issued shares as at end of current period)**	17,825,826,694	17,825,826,694	N/A	N/A
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	N/A	N/A	N/A	N/A
18.5	**Convertible debt securities**	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
18.7	***Options*** At 31 March 2003			Exercise price	Expiry date (if any)
	SingTel Options: (a) Singapore Telecom Executives' Share Option Scheme	3,090,931	NIL	S$2.05	17 Jun 2003
	(b) Singapore Telecom Share Option Scheme 1999	249,329,850	NIL	Between S$1.36 to S$3.03	Between 9 Nov 2009 to 9 Sept 2012
	(c) Options issued by Optus, a subsidiary of SingTel, under the Optus Executive Option Plan. On exercise of these options, Optus will discharge its obligations by procuring the issue to the option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option	4,877,350	NIL	A$3.70	24 May 2007
18.8	Issued during current period SingTel Options (a)	NIL	NIL	N/A	N/A
	(b)	120,567,850	NIL	Between S$1.36 to S$1.54	Between 30 May 2012 to 9 Sept 2012
	Other Options (c)	NIL	NIL	N/A	N/A
18.9	Exercised during current period SingTel Options (a) (b) Other Options (c)	NIL NIL NIL	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A
18.10	Cancelled during current period SingTel Options (a) (b) Other Options (c)	1,989,400 19,556,000 1,811,350	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A

Issued and quoted securities at end of current period (continued)

		Year ended 31 March 2003 S$'Million	Year ended 31 March 2002 S$'Million
18.11	**Debentures** [1] *(totals only)*	8,826.1	9,177.5
18.12	Changes during current period		
	(a) Increases through issues	-	8,112.3
	(b) Decreases through securities		
	- matured, converted	(402.5)	-
	- amortisation of discount on bonds	2.1	0.9
	- foreign exchange movements	49.0	64.3
18.13	**Unsecured notes** *(description)*	N/A	N/A
18.14	Changes during current period		
	(a) Increases through issues	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A

Note
(1) Comprise short term and long term bonds.

Segment reporting

Refer to **Annex 3.**

Comments by directors

Refer to Management's Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

Basis of financial report preparation

19.1 The financial report, expressed in Singapore dollars, has been prepared under the historical cost convention, and is in accordance with Singapore Statements of Accounting Standard ("SASs").

It should be read in conjunction with the audited annual report for the year ended 31 March 2002 and any announcements to the market during the period.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to Management's Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effects (if possible)

Refer to **Annex 5**.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The Section 44 balance, confirmed by the Inland Revenue Authority of Singapore on 13 January 2003, was **S$1,304.2 million** as at 31 December 2002. This balance comprises tax previously assessed and paid which may be used by SingTel to frank dividends to its shareholders without incurring any franking charges in Singapore. However, Australian shareholders will not be able to obtain tax credit rebate in their Australian tax return for the Singapore company tax paid by SingTel.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

In the financial year ended 31 March 2003, the Group adopted the following applicable new or revised SAS and Interpretations of SAS ("INTs"):

SAS 1 (Revised 1999)	Presentation of Financial Statements
SAS 11 (Revised)	Construction Contracts
SAS 14 (Revised)	Property, Plant and Equipment
SAS 16 (Revised)	Revenue
SAS 20 (Revised)	The Effects of Changes in Foreign Exchange Rates
SAS 25 (Reformatted 1998)	Accounting for Investments
INT 18	Consistency - Alternative Methods
INT 20	Equity - Costs of an Equity Transaction
INT 22	Evaluating the Substance of Transactions Involving Legal Form of a Lease
INT 23	Business Combinations - "Date of Exchange" and Fair Value of Equity Instruments
INT 24	Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests

None of the changes in accounting policies arising from the adoption of the new or revised SASs and INTs have a material impact on the net profit of the Group attributable to shareholders, as the Group was already following the recognition and measurement principles in those SASs and INTs.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Refer to Management's Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

Refer to **Annex 4**.

19.8 Comparative Figures

Certain comparative figures have been reclassified to conform to current year's presentation.

20 Subsequent Events

Refer to **Annex 5**.

Additional disclosure for trusts

Items 20.1 to 20.2 are not applicable.

Annual meeting

The annual meeting will be held as follows:

Place	31 Exeter Road, Comcentre, Singapore 239732
Date	29 August 2003
Time	2.30 p.m. Singapore time
Approximate date the annual report will be available	Mid-July 2003

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

Identify other standards used: Singapore Statements Of Accounting Standard

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies:

☐	The accounts have been audited.	☐	The accounts have been subject to review.
√	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: [signature] (Company secretary) Date: 8 May 2003

Print name: Ms. Chan Su Shan

BALANCE SHEETS

	Group			Company	
	31.03.03 S$ million	31.03.02 S$ million	30.09.02 S$ million	31.03.03 S$ million	31.03.02 S$ million
Current assets					
Cash and cash equivalents	949.4	1,728.9	1,031.0	489.4	799.4
Short term investments	107.9	514.5	264.1	20.0	54.8
Trade and other debtors	2,264.8	2,493.8	2,242.7	1,368.1	1,616.7
Inventories	476.8	449.5	304.4	10.5	12.7
	3,798.9	5,186.7	3,842.2	1,888.0	2,483.6
Non-current assets					
Property, plant and equipment (net)	12,631.8	13,437.8	12,868.5	2,994.0	3,049.2
Goodwill on consolidation	10,294.9	11,044.8	10,758.6	-	-
Intangibles	521.4	525.1	503.4	4.6	4.9
Subsidiary companies	-	-	-	19,972.3	18,778.9
Associated companies	4,845.8	3,784.8	4,815.7	3.1	39.6
Joint venture companies	358.9	312.6	306.7	170.8	233.4
Long term investments	226.5	599.0	546.1	131.4	439.7
Deferred tax assets	953.4	392.2	350.2	-	-
Other non-current assets	38.9	66.8	51.8	25.3	47.4
	29,871.6	30,163.1	30,201.0	23,301.5	22,593.1
Total assets	33,670.5	35,349.8	34,043.2	25,189.5	25,076.7
Current liabilities					
Trade and other creditors	3,281.4	3,485.9	2,701.1	1,152.9	1,134.7
Provisions	18.5	18.1	82.5	-	-
Due to subsidiary companies	-	-	-	465.9	311.8
Borrowings (unsecured)	427.9	295.2	790.7	-	-
Borrowings (secured)	340.3	97.6	233.4	-	-
Current income tax	477.9	599.7	488.9	264.3	418.4
	4,546.0	4,496.5	4,296.6	1,883.1	1,864.9
Non-current liabilities					
Due to subsidiary companies	-	-	-	101.7	112.2
Borrowings (unsecured)	8,946.1	10,404.5	9,759.0	6,438.0	6,481.1
Borrowings (secured)	958.1	1,078.8	1,108.0	-	-
Deferred income tax	603.0	709.8	682.2	462.6	534.7
Deferred income (1)	1,426.4	1,779.4	1,600.0	1,360.3	1,698.4
Advance billings	1,368.4	1,768.7	1,463.6	-	-
Other non-current liabilities	203.6	80.1	159.9	20.9	23.2
	13,505.6	15,821.3	14,772.7	8,383.5	8,849.6
Total liabilities	18,051.6	20,317.8	19,069.3	10,266.6	10,714.5
Net assets	**15,618.9**	**15,032.0**	**14,973.9**	**14,922.9**	**14,362.2**
Share capital and reserves					
Share capital	2,673.9	2,673.9	2,673.9	2,673.9	2,673.9
Reserves	12,796.1	11,905.1	11,871.7	12,249.0	11,688.3
Interests of shareholders of the company	15,470.0	14,579.0	14,545.6	14,922.9	14,362.2
Minority interest	148.9	453.0	428.3	-	-
	15,618.9	**15,032.0**	**14,973.9**	**14,922.9**	**14,362.2**

Note

(1) Deferred income relates to deferred IDA compensation of S$1,348 million (Mar 02: S$1,685 million, Sep 02: S$1,516.5 million) for the Group and Company and deferred gain on sale and leaseback arrangement of S$78.4 million (Mar 02: S$94.4 million, Sep 02: S$83.5 million) for the Group and S$12.3 million (Mar 02: S$13.4 million) for the Company.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003

	2003 S$ million	2002 S$ million
Cash Flows from Operating Activities		
Profit before tax	1,161.1	2,122.5
Adjustments for:		
Depreciation of property, plant and equipment	1,729.8	998.4
Amortisation of goodwill	632.8	353.1
Amortisation - others	33.4	37.1
Amortisation of bonds	3.9	1.8
Interest and investment income	(7.4)	(188.4)
Exceptional items	1,027.4	60.9
IDA compensation	(337.0)	(337.0)
Net (gain)/loss on disposal of property, plant and equipment	(6.6)	2.7
Property, plant and equipment written off	1.2	1.1
Interest expense	530.5	269.7
Share of results of associated and joint venture companies	(1,031.8)	(240.5)
Others	3.5	-
	2,579.7	958.9
Operating cash flow before working capital changes	**3,740.8**	**3,081.4**
Changes in operating assets and liabilities		
Trade and other debtors	366.6	104.8
Trade and other creditors	(226.2)	179.0
Inventories	17.6	76.7
Provisions	0.4	(37.3)
Currency translation adjustments of subsidiary companies	61.1	19.2
Cash generated from operations	**3,960.3**	**3,423.8**
Dividends received from associated and joint venture companies	271.5	67.1
Income tax paid	(460.7)	(460.0)
Net cash inflow from operating activities	**3,771.1**	**3,030.9**
Cash Flows from Investing Activities		
Dividends received	9.2	25.8
Interest received	29.0	134.0
Investment in associated and joint venture companies	(770.0)	(1,805.6)
Long term loans to associated and joint venture companies	(97.3)	(99.4)
Long term loans repaid by associated and joint venture companies	41.1	-
Investment in long term investments	(9.4)	(47.1)
Net sale of short term investments	372.2	2,259.7
Payment for purchase of property, plant and equipment	(1,667.9)	(2,999.3)
Proceeds from sale of long term investments	246.5	110.7
Proceeds from sale of associated and joint venture companies	23.1	9.3
Recovery of investment previously written off	-	7.6
Payment for purchase of subsidiary, net of cash received	(14.1)	(7,164.3)
Proceeds from repayment of long term receivable	1.9	-
Proceeds from sale of property, plant and equipment	43.2	11.2
Purchase of licences	(0.6)	(177.5)
Net cash outflow from investing activities	**(1,793.1)**	**(9,734.9)**
Cash Flows from Financing Activities		
Proceeds from bond issue	-	4,202.7
Bonds repurchased	(192.1)	-
Proceeds from term loans and borrowings	4,424.7	1,096.5
Repayment of term loans and borrowings	(5,543.6)	(33.0)
Repayment of loan from minority shareholder	(9.3)	-
Finance lease payments	(88.4)	(5.9)
Dividends paid to shareholders	(764.7)	(697.4)
Net interest paid on borrowings and swaps	(577.8)	(225.4)
Dividends paid to minority shareholders	(6.3)	-
Net cash (outflow)/inflow from financing activities	**(2,757.5)**	**4,337.5**
Net decrease in cash and cash equivalents held	(779.5)	(2,366.5)
Cash and cash equivalents held at the beginning of the financial year	1,728.9	4,095.4
Cash and cash equivalents held at the end of the financial year	**949.4**	**1,728.9**

SEGMENT INFORMATION
Primary Reporting Format - Geographical Segments
For the financial year ended 31 March 2003

	Singapore S$ million	Australia S$ million	Others S$ million	Eliminations S$ million	Total S$ million
Total revenue from external customers	4,517.5	5,528.2	213.0	-	10,258.7
Inter-segment revenue	25.7	-	77.6	(103.3)	-
Operating revenue	**4,543.2**	**5,528.2**	**290.6**	**(103.3)**	**10,258.7**
Segment results	1,721.9	343.5	(190.3)	54.3	1,929.4
Other income	104.8	6.2	(2.3)	(62.5)	46.2
Amortisation of goodwill [1]	-	(554.1)	(1.5)	-	(555.6)
Compensation from IDA	337.0	-	-	-	337.0
Profit/(Loss) before exceptional items	**2,163.7**	**(204.4)**	**(194.1)**	**(8.2)**	**1,757.0**
Exceptional items					
- allocated [2]	(90.1)	(252.6)	(597.0)	-	(939.7)
- unallocated					(87.7)
Profit on operating activities					**729.6**
Share of results of associated and joint venture companies (after goodwill amortisation)	(14.3)	1.2	967.7	-	954.6
Profit before interest and tax					**1,684.2**
Interest and investment income					7.4
Interest on borrowings					(530.5)
Profit on ordinary activities before tax					**1,161.1**
Segment assets	5,265.8	18,311.8	2,712.7	(155.4)	26,134.9
Investment in net assets of associated and joint venture companies	153.9	-	5,050.8	-	5,204.7
Allocated assets	5,419.7	18,311.8	7,763.5	(155.4)	31,339.6
Unallocated assets					2,330.9
Consolidated total assets					**33,670.5**
Segment liabilities	2,647.8	2,101.6	1,319.8	(155.4)	5,913.8
Unallocated liabilities					12,137.8
Consolidated total liabilities					**18,051.6**
Capital expenditure and intangibles [3]	**355.7**	**1,037.3**	**163.7**	**-**	**1,556.7**
Depreciation	**557.2**	**961.7**	**210.9**	**-**	**1,729.8**
Impairment charge	**44.7**	**-**	**812.2**	**-**	**856.9**

Notes

(1) Amortisation of goodwill for the Australia geographical segment included S$551.8 million goodwill charge on the acquisition of Optus.

(2) The allocated exceptional items in Australia included S$208.7 million of adjustment to goodwill on acquisition of subsidiary arising from the recognition of a deferred tax asset on the pre-acquisition tax losses of the SingTel Optus Group.

(3) Excludes S$5.45 billion of property, plant and equipment and intangibles acquired in connection with and S$11.37 billion of goodwill arising from the acquisition of SingTel Optus Group in the previous financial year under the Australia segment.

SEGMENT INFORMATION
Primary Reporting Format - Geographical Segments
For the financial year ended 31 March 2002

	Singapore S$ million	Australia S$ million	Others S$ million	Eliminations S$ million	Total S$ million
Total revenue from external customers	4,873.4	2,356.7	39.1	-	7,269.2
Inter-segment revenue	46.7	(0.9)	66.5	(112.3)	-
Operating revenue	**4,920.1**	**2,355.8**	**105.6**	**(112.3)**	**7,269.2**
Segment results	1,961.8	28.1	(59.6)	68.2	1,998.5
Other income	103.3	7.3	(2.3)	(66.5)	41.8
Amortisation of goodwill [1]	-	(333.5)	-	-	(333.5)
Compensation from IDA	337.0	-	-	-	337.0
Profit/(Loss) before exceptional items	**2,402.1**	**(298.1)**	**(61.9)**	**1.7**	**2,043.8**
Exceptional items					
- allocated	(5.5)	-	(22.4)	-	(27.9)
- unallocated					(33.0)
Profit on operating activities					**1,982.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	(36.8)	(43.0)	300.7	-	220.9
Profit before interest and tax					**2,203.8**
Interest and investment income					188.4
Interest on borrowings					(269.7)
Profit on ordinary activities before tax					**2,122.5**
Segment assets	5,660.2	18,631.3	3,814.0	(34.3)	28,071.2
Investment in net assets of associated and joint venture companies	258.4	0.5	3,838.5	-	4,097.4
Allocated assets	5,918.6	18,631.8	7,652.5	(34.3)	**32,168.6**
Unallocated assets					3,181.2
Consolidated total assets					**35,349.8**
Segment liabilities	3,207.4	1,875.8	1,750.8	(34.3)	6,799.7
Unallocated liabilities					13,518.1
Consolidated total liabilities					**20,317.8**
Capital expenditure and intangibles [2]	**662.5**	**637.9**	**2,414.7**	**-**	**3,715.1**
Depreciation	**540.1**	**412.0**	**46.3**	**-**	**998.4**

Notes

(1) Amortisation of goodwill for the Australia geographical segment included S$331.6 million goodwill charge on the acquisition of Optus.

(2) Excludes S$5.45 billion of property, plant and equipment and intangibles acquired in connection with and S$11.37 billion of goodwill arising from the acquisition of SingTel Optus Group during the financial year under the Australia segment.

SEGMENT INFORMATION

Secondary Reporting Format - Business Segments
For the financial year ended 31 March 2003

	Wireline S$ million	Wireless S$ million	IT & Engineering S$ million	Others S$ million	Total S$ million
Operating revenue from external customers	**5,224.3**	**3,950.2**	**572.4**	**511.8**	**10,258.7**
Segment assets	21,354.6	3,597.8	317.8	864.7	26,134.9
Investment in net assets of associated and joint venture companies	1,933.5	3,044.3	-	226.9	5,204.7
Allocated assets	23,288.1	6,642.1	317.8	1,091.6	31,339.6
Unallocated assets					2,330.9
Consolidated total assets					**33,670.5**
Capital expenditure and intangibles	**1,115.9**	**345.1**	**10.4**	**85.3**	**1,556.7**

Secondary Reporting Format - Business Segments
For the financial year ended 31 March 2002

	Wireline S$ million	Wireless S$ million	IT & Engineering S$ million	Others S$ million	Total S$ million
Operating revenue from external customers	**4,065.7**	**2,254.7**	**510.0**	**438.8**	**7,269.2**
Segment assets	22,926.6	4,165.3	270.4	817.1	28,179.4
Investment in net assets of associated and joint venture companies	1,586.1	2,150.9	-	360.4	4,097.4
Allocated assets	24,512.7	6,316.2	270.4	1,177.5	32,276.8
Unallocated assets					3,073.0
Consolidated total assets					**35,349.8**
Capital expenditure and intangibles	**3,186.7**	**403.8**	**9.2**	**115.4**	**3,715.1**

CONTINGENT LIABILITIES/ASSETS

(a) Guarantees

As at 31 March 2003

(i) SingTel and certain subsidiary companies guaranteed a A$2 billion loan facility entered into by Optus.

The facility comprise a A$500 million (Tranche A) which matured on 6 May 2003 and a A$1.5 billion (Tranche B) maturing on 6 May 2005. Tranche A was drawn down to A$300 million as at 31 March 2003 and Tranche B was not drawn down as at 31 March 2003.

(ii) SingTel provided a guarantee to Optus Finance Pty Limited (a subsidiary company of Optus) for its indebtedness under the Standby Cash Advance Facilities of A$200 million maturing in September 2003 and A$100 million had been drawn down as at 31 March 2003.

(iii) The Group provided bankers' guarantees and insurance bonds of S$173.2 million (31 March 2002: S$142.8 million).

(iv) SingTel provided a guarantee to a third party for performance by a wholly owned subsidiary of its obligations and liabilities under a contract to provide information technology services.

(v) A subsidiary company provided performance guarantees amounting to S$113.0 million (31 March 2002: S$117.9 million) to a third party in respect of a joint venture company.

(b) Claim by AGL Limited

AGL Technology Commerce Pty Limited ('AGL') purchased Dingo Blue Pty Limited, a former subsidiary of Optus, in December 2000.

A dispute has arisen with AGL over this sale. AGL has claimed, in the Supreme Court of New South Wales, approximately S$90.6 million (A$85 million) (plus interest) for breach of warranty in the sale and purchase agreement, and for misleading and deceptive conduct and negligent misrepresentations. Optus Mobile Pty Limited (a subsidiary of Optus) has cross claimed approximately S$8.5 million (A$8 million) (plus interest) against Dingo Blue Pty Limited for breach of its GSM Service Provider Agreement. The claim and cross claim are yet to be heard.

Optus will vigorously defend AGL's claims and pursue the cross claim.

CONTINGENT LIABILITIES/ASSETS (CONTINUED)

(c) Notice to impose charges on cables

Notices seeking to impose charges on aerial and underground cables have been issued by a number of councils, and other councils have indicated they intend to issue such notices. An initial hearing in the Federal Court found in favour of the councils, but Optus appealed against this verdict. The Full Court of the Federal Court heard a joint appeal with Telstra Corporation Limited in May 2001. In April 2002, the Court found for Optus on the basis that the relevant state legislation had the effect of discriminating against carriers and was therefore inconsistent with clause 44 (1) of schedule 3 to the Telecommunications Act. The local councils have been granted special leave to appeal this decision to the High Court. In the event Optus is unsuccessful, the potential liability at 31 March 2003 is estimated at S$26.6 million (A$25 million).

(d) Claim by Seven Network Limited

Seven Network Limited and its subsidiary company ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited in relation to alleged anti-competitive conduct in relation to subscription television content and infrastructure.

Claims against Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders.

The claim has yet to be heard. Optus will vigorously defend the claims.

(e) Audit of Tax Losses

As disclosed in the statutory accounts for FY01/02, the Australian Taxation Office has commenced an audit of Optus' entitlements to carried forward tax losses.

The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable.

In the unlikely event that this is ultimately found to be incorrect, the maximum impact as of 31 March 2003 would be a reduction in deferred tax assets due to tax losses of S$188.6 million (A$177.0 million), and a reduction in unrecognised tax losses with tax effect of S$281.6 million (A$264.3 million).

Subsequent Events

Issue of bonds by a subsidiary company

On 11 April 2003, SingPost, a wholly-owned subsidiary of the Group, raised S$300 million in long term debt from the Singapore dollar bond market by issuing unsecured bonds for its operational needs. The bonds are listed on the Singapore Exchange, have a maturity period of 10 years and a fixed interest rate at 3.13% per annum.

Disposal of 60% equity interest in SingPost

On 7 May 2003, SingTel entered into an underwriting agreement to divest 60% of the issued share capital of SingPost. Based on the public offer price of S$0.60 per share, SingTel expects to receive payment of S$665 million in net proceeds on the closing date currently expected on 13 May 2003. SingTel had granted an over-allotment option to the underwriters to purchase from SingTel up to an aggregate of 171 million shares at the offering price. The final gain on disposal shall be determined at a later date.

MASNET No. 4 OF 08.05.2003
Announcement No. 4

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED FINANCIAL CONDITION AND RESULTS FOR THE YEAR ENDED 31 MARCH 2003 - ANNOUNCEMENT TO SGX

Attached is an announcement to the Singapore Exchange Securities Trading Limited ("SGX") on the unaudited financial condition and results for the year ended 31 March 2003 for Singapore Telecommunications Limited and its subsidiary companies.



SGX.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
AND ITS SUBSIDIARY COMPANIES

SGX "APPENDIX 7.2" ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION AND RESULTS
FOR THE YEAR ENDED 31 MARCH 2003

IMPORTANT NOTE

As we have not completed the sale of shares in our currently wholly-owned subsidiary, Singapore Post Limited ("SingPost")[formerly known as Singapore Post Private Limited] by way of an initial public offering, we are not in a position to provide a breakdown of the specific contributions from SingPost to our Group results in this announcement.

1 (a) (i) Income Statement (Unaudited)

	2003 S$ million	2002 S$ million
Operating revenue	10,258.7	7,269.2
Operating expenses	(6,562.2)	(4,254.0)
Other income	46.2	41.8
Operational EBITDA	**3,742.7**	**3,057.0**
Compensation from IDA	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	(555.6)	(333.5)
Depreciation and other amortisation	(1,767.1)	(1,016.7)
	1,757.0	**2,043.8**
Exceptional items	(1,027.4)	(60.9)
Profit on operating activities	**729.6**	**1,982.9**
Associated and joint venture companies		
- share of results from ordinary activities	774.6	323.9
- share of exceptional items	257.2	(83.4)
- amortisation of goodwill	(77.2)	(19.6)
	954.6	220.9
Profit before interest and tax	**1,684.2**	**2,203.8**
Interest and investment income	7.4	188.4
Interest on borrowings	(530.5)	(269.7)
Profit before tax	**1,161.1**	**2,122.5**
Taxation	(54.4)	(498.0)
Profit after tax	**1,106.7**	**1,624.5**
Minority interests	293.8	6.8
Profit attributable to shareholders	**1,400.5**	**1,631.3**

(a) (ii) **Additional Notes to the Income Statement for the financial year ended 31 March 2003**

(A) INTEREST AND INVESTMENT INCOME

	Group	
	2003 S$ million	**2002 S$ million**
Interest income from		
- Associated and joint venture companies	2.8	0.4
- Fixed deposits, current accounts and bonds	19.4	106.9
- Others	6.9	9.2
	29.1	116.5
Amortisation of discounts on bonds	0.2	2.8
Gross dividends from		
- Quoted equity investments	7.1	13.5
- Unquoted equity investments	0.1	-
- Other unquoted investments	-	10.8
Net loss on sale of short term investments	(46.5)	(16.5)
(Provision)/Writeback of provision for diminution in value of short term investments	(8.3)	27.3
Related net exchange gain	25.5	36.4
Others	0.2	(2.4)
	(21.7)	71.9
	7.4	**188.4**

(B) OTHER INCOME

	Group	
	2003 S$ million	**2002 S$ million**
Bad trade debts recovered	4.5	5.1
Gain on disposal of property, plant and equipment	52.1	2.9
Rental income	28.2	29.1
Net exchange loss (trade related)	(23.4)	(4.2)
Property, plant and equipment written off	(1.2)	(1.1)
Loss on disposal of property, plant and equipment	(45.5)	(5.6)
Others	31.5	15.6
	46.2	**41.8**

(C) INTEREST ON BORROWINGS

	Group	
	2003 S$ million	**2002 S$ million**
Interest expense incurred on		
- bank loans	88.0	74.3
- bonds	522.1	226.6
- bank overdrafts	*	*
- loan from a minority shareholder	5.0	4.8
- interest rate hedging contracts	(104.5)	(44.7)
- finance lease	18.5	8.4
- others	31.8	39.2
	560.9	308.6
Less: amount capitalised in the balance sheets	(30.4)	(38.9)
	530.5	**269.7**

* denotes amounts of less than S$50,000

(D) DEPRECIATION AND OTHER AMORTISATION

	Group	
	2003 S$ million	2002 S$ million
Depreciation of property, plant and equipment	1,729.8	998.4
Amortisation of sale and leaseback income	(20.7)	(11.0)
Amortisation of bonds and related costs	3.9	1.8
Amortisation of intangibles	46.1	27.5
Other amortisation	8.0	-
	1,767.1	1,016.7

(E) TAXATION

	Group	
	2003 S$ million	2002 S$ million
Tax expense attributable to current year's profit:		
Current and deferred [1]	73.9	498.0
Adjustments in respect of prior year:		
Recognition of deferred tax asset on pre-acquisition tax losses of a subsidiary [2]	(208.7)	-
Tax rebates	-	(59.2)
Change in corporate tax rate [3]	(122.9)	-
Others	2.7	(45.6)
	(328.9)	(104.8)
Share of taxes of associated and joint venture companies		
- ordinary activities	280.6	190.7
- exceptional items	28.8	(85.9)
	309.4	104.8
	54.4	498.0

Notes :

(1) Includes S$325.3 million (2002: Nil) deferred tax credit arising from a tax uplift in depreciable assets of SingTel Optus Group as a result of the enactment of the Tax Consolidations legislation in Australia.

(2) The goodwill on acquisition of SingTel Optus Group has been correspondingly reduced.

(3) The Group's tax expense for the current financial year include an adjustment of S$122.9 million arising from the reduction in the Singapore corporate tax rate from 24.5% to 22% which was announced by the Singapore Government on 3 May 2002.

(F) EXCEPTIONAL ITEMS

	Group	
	2003 S$ million	2002 S$ million
Exceptional gains		
Gain on sale of non-current investments	15.7	56.5
Recognition of IRU termination gain	227.7	-
Gain on disposal of business units	2.8	-
Writeback of provision for diminution in value of non-current investments	69.3	-
Recovery of investment in non-current investments previously written off	10.9	-
Recovery of investment in subsidiary company previously written off	-	7.6
	326.4	64.1
Exceptional losses		
Loss on sale of non-current investments	(52.0)	(19.4)
Loss on deemed disposal of non-current investments	(3.1)	(32.7)
Impairment of goodwill previously taken to reserves	(47.3)	-
Provision for diminution in value of non-current investments	(84.8)	(61.6)
Provision for international settlement differences	(43.9)	-
Impairment charge of property, plant and equipment	(856.9)	-
Adjustment to goodwill on acquisition of subsidiary [1]	(208.7)	-
Write-off of non-current investments	(47.5)	(11.3)
Others	(9.6)	-
	(1,353.8)	(125.0)
	(1,027.4)	(60.9)

Note :

(1) The adjustment to goodwill on acquisition of subsidiary arose from the recognition of a corresponding deferred tax asset on the pre-acquisition tax losses of the SingTel Optus Group in accordance with SAS12 and SAS22.

(G) ASSOCIATED AND JOINT VENTURE COMPANIES

	Group	
	2003 S$ million	2002 S$ million
Share of exceptional items (pre-tax) comprise of :		
Gains on disposal/deemed disposal of subsidiary and associated companies	247.9	97.2
Share of prior years' results upon re-instatement of equity accounting	42.7	-
Writeback of provisions made in prior years and others	22.8	-
Staff restructuring costs	-	(163.3)
Impairment charge of property, plant and equipment	(26.7)	(17.3)
Provision for diminution in value of non-current investments	(23.9)	-
Network migration costs	(5.6)	-
	257.2	(83.4)

(H) OTHER INCOME STATEMENT ITEMS

	Group	
	2003	**2002**
	S$ million	**S$ million**
Provision for doubtful debts		
- third parties (trade)	142.0	69.4
- third parties (non-trade)	1.7	1.2
- associated and joint venture companies	22.2	-
Bad trade debts written off	0.5	43.1
Provision for stock obsolescence	16.0	1.7

1 (b) (i) Balance Sheet

Please refer to **Annex 1** of the ASX announcement for the financial year ended 31 March 2003.

(b) (ii) Additional Information on Group's Borrowings and Debt Securities

As at 31 March	Group	
	2003	**2002**
	S$ million	**S$ million**
Unsecured borrowings		
Repayable within one year	427.9	295.2
Repayable after one year	8,946.1	10,404.5
	9,374.0	**10,699.7**
Secured borrowings		
Repayable within one year	340.3	97.6
Repayable after one year	958.1	1,078.8
	1,298.4	**1,176.4**
Finance lease liabilities	253.7	282.8
Bank loans	1,044.7	893.6
	1,298.4	**1,176.4**

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

The bank loans are secured on all the assets of the C2C group of companies. All sales and purchases and other agreements entered into by the C2C group of companies are also assigned to lenders.

(c) Consolidated Cash Flow Statement

Please refer to **Annex 2** of the ASX announcement for the financial year ended 31 March 2003.

(d) (i) Consolidated Statements of Changes in Equity

Group - 2003	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 2002	2,673.9	4,848.8	9.2	22.9	7,024.2	14,579.0
Currency translation differences	-	-	-	187.4	-	187.4
Goodwill released	-	-	-	-	67.8	67.8
Net gains not recognised in the income statement	-	-	-	187.4	67.8	255.2
Net profit for the year	-	-	-	-	1,400.5	1,400.5
Total recognised gains for the year	-	-	-	187.4	1,468.3	1,655.7
Final dividends for 2001/2002	-	-	-	-	(764.7)	(764.7)
Balance at 31 March 2003	2,673.9	4,848.8	9.2	210.3	7,727.8	15,470.0

Group - 2002	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 2001						
- as previously reported	2,312.0	650.8	9.2	(109.3)	5,203.0	8,065.7
- effect of adopting SAS 12 (2001)	-	-	-	-	52.4	52.4
- effect of adopting SAS 10 (2000)	-	-	-	-	640.0	640.0
Restated balance	2,312.0	650.8	9.2	(109.3)	5,895.4	8,758.1
Currency translation differences	-	-	-	132.2	-	132.2
Adjustment to goodwill taken to reserves in the prior year	-	-	-	-	109.5	109.5
Goodwill released on deemed disposal of associated companies	-	-	-	-	85.4	85.4
Net gains not recognised in the income statement	-	-	-	132.2	194.9	327.1
Net profit for the year	-	-	-	-	1,631.3	1,631.3
Total recognised gains for the year	-	-	-	132.2	1,826.2	1,958.4
Final dividends for 2000/2001	-	-	-	-	(697.4)	(697.4)
Issue of share capital	361.9	4,198.0	-	-	-	4,559.9
Balance at 31 March 2002	2,673.9	4,848.8	9.2	22.9	7,024.2	14,579.0

Statements of Changes in Equity

Company - 2003	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 2002	2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences	-	-	-	98.8	-	98.8
Net gains not recognised in the income statement	-	-	-	98.8	-	98.8
Net profit for the year	-	-	-	-	1,226.6	1,226.6
Total recognised gains for the year	-	-	-	98.8	1,226.6	1,325.4
Final dividends for 2001/2002	-	-	-	-	(764.7)	(764.7)
Balance at 31 March 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9

Company - 2002	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 2001						
- as previously reported	2,312.0	650.8	9.2	(105.5)	4,975.7	7,842.2
- effect of adopting SAS 10 (2000)	-	-	-	-	640.0	640.0
Restated balance	2,312.0	650.8	9.2	(105.5)	5,615.7	8,482.2
Currency translation differences	-	-	-	4.0	-	4.0
Net gains not recognised in the income statement	-	-	-	4.0	-	4.0
Net profit for the year	-	-	-	-	2,013.5	2,013.5
Total recognised gains for the year	-	-	-	4.0	2,013.5	2,017.5
Final dividends for 2000/2001	-	-	-	-	(697.4)	(697.4)
Issue of share capital	361.9	4,198.0	-	-	-	4,559.9
Balance at 31 March 2002	2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2

(d) (ii) There has been no change in the Company's issued share capital in the current financial year. The number of issued and fully paid up ordinary shares as at 31 March 2003 and 31 March 2002 was 17,825,826,694 shares at S$0.15 each.

The number of share options under the Singapore Telecom Executives' Share Option Scheme and Singapore Telecom Share Option Scheme 1999 as at 31 March 2003 was 3,090,931 and 249,329,850 respectively (31 March 2002: 5,080,331 and 148,318,000 respectively). The number of share options under the Optus Executive Option Plan as at 31 March 2003 was 4,877,350 (31 March 2002: 6,688,700). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 31 March 2003 was 260,517,182 shares (31 March 2002: 164,501,573 shares).

2 The figures presented in this announcement are in the process of being audited.

3 In the current financial year, the Group adopted the following Singapore Statements of Accounting Standard ('SAS") and Interpretations of SAS ("INTs"):

SAS 1	(Revised 1999)	Presentation of Financial Statements
SAS 11	(Revised)	Construction Contracts
SAS 14	(Revised)	Property, Plant and Equipment
SAS 16	(Revised)	Revenue
SAS 17	(2002)	Employee Benefits
SAS 20	(Revised)	The Effects of Changes in Foreign Exchange Rates
SAS 30	(2001)	Interim Financial Reporting
INT 18		Consistency - Alternative Methods
INT 20		Equity - Costs of an Equity Transaction
INT 22		Evaluating the Substance of Transactions Involving the Legal Form of a Lease
INT 23		Business Combinations - "Date of Exchange" and Fair Value of Equity Instruments
INT 24		Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests

None of the changes in accounting policies arising from the adoption of the new or revised SAS and INTs has a material impact on the net profit of the Group attributable to shareholders, as the Group was already following the recognition and measurement principles in those SAS and INTs.

Except as described above, the accounting policies and methods of computation used in this report are the same as those disclosed in the last annual report.

4 **Earnings per share (EPS)**

	Group	
	2003	2002
(i) Based on weighted average number of ordinary shares on issue (SGD)	7.86 cts	9.76 cts
(ii) On a fully diluted basis (SGD)	7.86 cts	9.76 cts

No adjustments are made to earnings for the purposes of calculation of fully diluted EPS.

5 **Net tangible asset value**

	Group		Company	
	2003	2002	2003	2002
Net tangible asset value per ordinary share based on issued share capital of the Company at the end of the financial year (SGD)	16.80 cts	10.56 cts	83.69 cts	80.54 cts

6 **Review of performance of the Group**

Please refer to the Management Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

7 **Where a forecast, or a prospect statement has been previously disclosed to shareholders, any variance between it and the actual results**

Please refer to the Management Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

8 **A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Please refer to the Management Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

9 **Dividends**

(a) The directors have recommended the following dividends for approval at the Annual General Meeting to be held on 29 August 2003:

(b) (i) Amount per share 5.5 cents / rate of 36%

(ii) Previous corresponding period 5.5 cents / rate of 36%

(c) The dividends above are before tax of 22% (2002: 24.5%).

(d) Details on the payment of dividend and the related closure of books will be announced in due course.

10 **Segment information**

Please refer to **Annex 3** of the ASX announcement for the financial year ended 31 March 2003.



11 **Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to the Management Discussion and Analysis of the Group for the quarter and year ended 31 March 2003.

12 **Breakdown of sales**

	Group		
	2003 S$ million	2002 S$ million	% increase/ (decrease)
(a) Sales reported for first half year	4,923.5	2,495.3	97.3%
(b) Operating profit after tax before deducting minority interest reported for first half year	776.9	1,163.1	-33.2%
(c) Sales reported for second half year	5,335.2	4,773.9	11.8%
(d) Operating profit after tax before deducting minority interest reported for second half year	329.8	461.4	-28.5%

13 **Total annual dividends**

	Group and Company	
	2003 S$ million	2002 S$ million
Ordinary	764.7	697.4

In the current financial year ended 31 March 2003, a final dividend of 5.5 cents per share, less tax at 22%, of S$764.7 million was paid in respect of the financial year ended 31 March 2002.

In the financial year ended 31 March 2002, a final dividend of 5.5 cents per share, less tax at 24.5%, of S$697.4 million was paid in respect of the financial year ended 31 March 2001.

14 **Comparative figures**

Certain comparative figures have been reclassified to conform to current year's presentation.

15 **Subsequent events**

Please refer to the ASX announcement for the financial year ended 31 March 2003.

16 **Contingent liabilities**

Please refer to the ASX announcement for the financial year ended 31 March 2003.

MASNET No. 15 OF 08.05.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2003 - AMENDED PAGE 33 OF THE INVESTOR PRESENTATION

Attached is the amendment on page 33 of the Slides on Singapore Telecommunications Limited Group's Financial Results Presentation for the quarter and year ended 31 March 2003 sent today before the start of trading.



Full Year FY03 Slides-FINAL-SGX.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX

Optus: challenger focused on returns

- Medium term target: 30% EBITDA margins






- Continue to gain market share
- Retain strong cost disciplines
- Continuing investing in growth
- Generate cash flow surplus

- Double digit revenue growth
- Expand margins - operational EBITDA growth to exceed 20%
- A$1.0bn capex in FY04
- FY04 free cash flow to exceed A$650m *

SingTel

* operating cash after capex and tax - but before interest and investments

SEC File No: 82-3622

MASNET No. 3 OF 08.05.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2003 - MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the quarter and year ended 31 March 2003 for Singapore Telecommunications Limited and its subsidiary companies.



Group MDA final12.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX

SEC File No: 82-3622


SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2003

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE QUARTER ENDED 31 MARCH 2003

- **Operating revenue increased 14%**
- **Optus recorded profit after tax (excluding exceptional tax item) of S$86 million**
- **Strong performance from associates of S$275 million**
- **C2C recorded exceptional loss of S$585 million (net impact of S$348 million after minority interests). Equity investment in C2C fully provided.**
- **Strong free cash flows[1] of S$758 million, with Optus contributing A$227 million**

FOR THE YEAR ENDED 31 MARCH 2003

- **Operating revenue and EBITDA up significantly with consolidation of Optus' results**
- **Contribution from associates of S$1.03 billion, up from S$241 million last year**
- **Net profit before goodwill up 2.5% to S$2.03 billion**
- **Strong free cash flows of S$2.10 billion**
- **Exceptional charges (before minority interests) of S$819 million for C2C and other non-current assets and an exceptional tax credit of S$325 million for Optus**

[1] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Operating revenue	2,729	2,394	14.0	10,259	7,269	41.1
Operational EBITDA	952	855	11.3	3,743	3,057	22.4
Operational EBITDA margin	*34.9%*	*35.7%*		*36.5%*	*42.1%*	
Share of associates' earnings	275	(1)	nm	1,032	241	329.0
- ordinary operations	252	83	204.7	775	324	139.1
- exceptional items	23	(83)	nm	257	(83)	nm
EBITDA	1,311	938	39.7	5,112	3,635	40.6
Net profit (before goodwill)	461	350	31.7	2,033	1,984	2.5
Net profit	313	182	71.7	1,401	1,631	-14.1

	As at 31 Mar 2003	As at 31 Mar 2002	As at 31 Dec 2002
Total assets	33,671	35,350	33,325
Shareholders' funds	15,470	14,579	14,846
Net debt [1]	9,563	9,862	10,059
Net debt gearing ratio [2]	*38.0%*	*39.6%*	*39.8%*
Net debt to EBITDA	*1.9X*	*2.7x*	*2.0x*
Interest cover:			
- *EBITDA/net interest expense* [3]	*10.1X*	*23.7x*	*9.8x*

Notes:

(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.

(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

(3) Net interest refers to interest expense less interest income.

SEC File No: 82-3622

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS
For The Quarter And Year Ended 31 March 2003

	Quarter 31 Mar					Financial Year 31 Mar		
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %	2003 Group S$ m	2002 (1) Group S$ m	YOY Chge %
Operating revenue	**1,180**	**1,549**	**2,729**	**2,394**	**14.0**	**10,259**	**7,269**	**41.1**
Operating expenses	(647)	(1,133)	(1,779)	(1,564)	13.8	(6,562)	(4,254)	54.3
	533	416	950	830	14.4	3,697	3,015	22.6
Other income/(loss)	14	(12)	2	25	-93.1	46	42	10.5
Operational EBITDA	**547**	**404**	**952**	**855**	**11.3**	**3,743**	**3,057**	**22.4**
- EBITDA margin	***46.4%***	***26.1%***	***34.9%***	***35.7%***		***36.5%***	***42.1%***	
Compensation from IDA	84	-	84	84	-	337	337	-
Share of results of associates								
- ordinary operations	255	(3)	252	83	204.7	775	324	139.1
- exceptional items	23	-	23	(83)	nm	257	(83)	nm
	278	(3)	275	(1)	nm	1,032	241	329.0
EBITDA	**910**	**401**	**1,311**	**938**	**39.7**	**5,112**	**3,635**	**40.6**
Amortisation of goodwill	(148)	(1)	(149)	(168)	-11.5	(633)	(353)	79.2
Depreciation & other amortisation	(196)	(278)	(474)	(361)	31.1	(1,763)	(1,017)	73.4
EBIT	**566**	**123**	**688**	**409**	**68.3**	**2,716**	**2,265**	**19.9**
Net finance expense								
- net interest expense	(71)	(46)	(118)	(109)	8.2	(505)	(153)	229.8
- investment (loss)/gain	(4)	(11)	(16)	18	nm	(22)	72	nm
	(76)	(58)	(133)	(90)	47.2	(527)	(81)	@
Profit before EI	**490**	**65**	**555**	**319**	**74.3**	**2,189**	**2,183**	**0.2**
Exceptional items ("EI")	(718)	-	(718)	(103)	@	(819)	(61)	@
Profit/(Loss) before tax	**(228)**	**65**	**(163)**	**216**	**nm**	**1,370**	**2,123**	**-35.5**
Tax (expense)/ credit								
- ordinary operations	(131)	21	(110)	(44)	151.3	(588)	(498)	18.2
- Optus exceptional tax credit	-	325	325	-	nm	325	-	nm
	(131)	346	216	(44)	nm	(263)	(498)	-47.2
Profit/(Loss) after tax	**(358)**	**411**	**53**	**172**	**-69.2**	**1,107**	**1,625**	**-31.9**
Minority interests								
- ordinary operations	23	-	23	10	129.0	57	7	@
- C2C exceptional items	237	-	237	-	nm	237	-	nm
	260	**-**	**260**	**10**	**@**	**294**	**7**	**@**
Net Profit/(Loss)	**(99)**	**411**	**313**	**182**	**71.7**	**1,401**	**1,631**	**-14.1**
Net Profit/(Loss)	**(99)**	**411**	**313**	**182**	**71.7**	**1,401**	**1,631**	**-14.1**
Exclude amortisation of goodwill	148	1	149	168	-11.5	633	353	79.2
Net Profit (pre-goodwill)	**49**	**412**	**461**	**350**	**31.7**	**2,033**	**1,984**	**2.5**

@ denotes more than 500%

Earnings per share (cents)						
- before goodwill	2.59	1.96	32.1	11.41	11.87	-3.9
- after goodwill	1.75	1.02	71.6	7.86	9.76	-19.5

Notes:
(1) Included Optus' financials from 1 October 2001 only.
(2) Certain comparatives had been reclassified to conform to current year's presentation.
(3) Numbers in all tables may not exactly add due to rounding.

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

For the quarter ended 31 March 2003

In the quarter ended 31 March 2003, the Group's operating revenue registered a strong increase of 14%. Optus recorded a robust 32% rise in operating revenue in Singapore Dollar terms (21% in Australian Dollar terms), with strong growth in the major revenue streams. This was offset by a 3.0% decline in SingTel's operating revenue as Data and International Telephone revenues continued to decline.

The operational EBITDA margin of the Group decreased slightly to 34.9% from 35.7%. Optus' margin, however, improved significantly to 26.1% from 20.1%. SingTel's margin declined to 46.4% from 50.8%, mainly due to the increased proportion of revenue from IT services which have lower margins.

The Group's share of earnings from associates rose to S$275 million and EBITDA improved 40%. The significant earnings increase was due to strong growth recorded by the regional mobile associates as well as a contribution of S$75 million by PT Bukaka SingTel International ("BSI") upon the re-instatement of equity accounting for BSI's earnings (see Section IV – Page 53). Optus contributed 31% (FY2002: 22%) to the Group's EBITDA.

Charges for exceptional items in this quarter totaled S$718 million, reflecting mainly permanent impairment charges for non-current investments including a S$812 million[2] impairment charge for C2C's network assets, and offset by an exceptional income of S$228 million[3] of lease income relating to a forfeiture of rights of service for a C2C customer (see Section II- page 31).

The Group accounted for the Tax Consolidations legislation in Australia in the fourth quarter. This resulted in substantial tax credits recorded by Optus mainly from a tax uplift of S$325 million in depreciable assets and recognition of tax losses (see Section III - page 48). Consequently, the Group recorded an overall net tax credit of S$216 million.

The Group's profit after tax amounted to S$313 million, recording a gain of 72%. Excluding the effect of goodwill amortisation, profit after tax rose 32% to S$461 million.

For the year ended 31 March 2003

The SingTel Group completed its acquisition of shares in Optus in October 2001. As a result, the Group's consolidated performance in the year ended 31 March 2003 recorded significant increases in operating revenue, operating expenses and EBITDA.

For the year, the Group recorded an operational EBITDA growth of 22% and EBIT growth of 20%. With the impact of higher impairment and exceptional charges, interest expense and goodwill amortisation, the Group's profit after tax declined 14% to S$1.40 billion.

Excluding goodwill amortisation, the Group's profit after tax in fact improved 2.5% to S$2.03 billion.

---

[2] The effect on net profit based on effective shareholder's interest is S$483 million.
[3] The effect on net profit based on effective shareholder's interest is S$135 million.

SECTION I : GROUP

The Group's free cash flow is a solid S$2.10 billion for the year, reflecting its strong operational EBITDA, higher dividend receipts from associates and stringent controls on capital expenditure.

IMPAIRMENT REVIEWS

The Group has performed annual fair value reviews of its major investments and assets and has taken impairment charges for C2C and various non-current assets. These charges have been reported under exceptional items in the Income Statement.

Following this exercise, the Group has completely written off its cost of investment in C2C. No impairment charge is however considered necessary for the Group's carrying value in Optus.

DIVIDEND

The directors have proposed a final dividend of 5.5 cents (2002: 5.5 cents) per share, less tax at 22% of S$765 million in respect of the financial year ended 31 March 2003 for approval at the Annual General Meeting on 29 August 2003.

OUTLOOK FOR THE NEXT FINANCIAL YEAR

More than 60% of proportionate revenues and more than 50% of proportionate EBITDA of the Group now come from outside Singapore. Although the economic outlook for Singapore remains challenging, the outlook for SingTel's international operations is positive.

To date, the impact of Severe Acute Respiratory Syndrome ("SARS") outbreak on the Singapore business has not been material. While some areas have benefited (such as internet access and video conferencing), this has been offset by declines in other areas such as mobile roaming and generally lower consumer spending.

In April 2003, the Singapore government reduced its 2003 GDP forecast from a range of 2 - 5% to a range of 0.5 - 2.5%. SingTel's guidance assumes no further material deterioration in this economic outlook as it would negatively impact the domestic business.

SingTel (excluding Optus)

While revenue growth in the domestic business will depend on economic conditions, SingTel will continue its focus on cost management. SingTel aims to achieve operational EBITDA margins of around 50% in the first quarter.

SingTel will monitor the economic outlook and business demands and adjust capital expenditure plans accordingly. The capex to revenue ratio will remain in the low to mid-teens. In the year ending 31 March 2004, SingTel plans to invest in new satellite capacity and the rollout of a 3G mobile network in Singapore, totalling approximately S$150 million.

SECTION I : GROUP

SingTel expects to generate free cash flow exceeding S$1 billion for the year ending 31 March 2004. The profit contribution from associates' ordinary operations should continue its trend of strong underlying growth, with an increase in the contribution by regional mobile associates of at least 20%.

Optus

Optus targets to maintain its track record of market share growth by growing at a faster rate than the Australian telecommunications sector as a whole. As a result, Optus expects to deliver strong double digit growth in operating revenue. Optus will record revenues of A$250 million from the launch of its C1 satellite in the first quarter.

Optus plans to expand margins and grow operational EBITDA by approximately 20%. In the medium term, Optus aims to increase operational EBITDA margins to 30%.

Capital expenditure on an accrual basis will be controlled within A$1 billion, consistent with capex to revenue targets in the mid to high teens.

Optus expects to generate free cash flow before interest expense in excess of A$650 million and to be net cash positive.

SingTel and Optus Combined

The Group expects consolidated revenue and operational EBITDA to increase.

Depreciation and amortisation (excluding goodwill) is expected to remain around 17 to 18% of Group revenues. Amortisation of goodwill is expected to be similar to the financial year ended 31 March 2003.

The Group's medium term objective is to grow earnings at double digit levels. The Group's ability to grow at these levels for the financial year ending 31 March 2004 depends on economic developments in Singapore, Australia and the region.

Free cash flow for the Group should exceed S$1.6 billion in line with medium term targets. SingTel aims to keep net debt at below twice total EBITDA.

SingTel expects the proportion of earnings from associates (excluding exceptional items) to continue to grow in the medium term. The strategic focus of the Group is on execution and maximising the value of existing businesses and its regional franchise. This includes reviewing opportunities to increase shareholdings in existing associates.

Impact Of Singapore Post IPO

The IPO of Singapore Post closed on 6 May 2003. SingTel's shareholding will decrease from 100% to 40% (excluding the over-allotment option) and Singapore Post will cease to be consolidated in the Group financial statements following the IPO completion.

SingTel's cash flows will benefit from the estimated net proceeds of S$665 million. Later in the financial year, SingTel expects to receive one-off dividends of S$200 million and its S$32 million share of ordinary dividends relating to Singapore Post's financial year ended 31 March 2003.

SECTION I : GROUP

To the extent that proceeds from the IPO are used for SingTel's debt repayment, there will be a corresponding reduction in interest expense and debt level.

The de-consolidation of Singapore Post will impact SingTel's reported revenues, profits and cash flows.

SingTel's current guidance for the financial year ending 31 March 2004 has not yet taken this into account but will be updated at the announcement of SingTel's results for the quarter ending 30 June 2003.

Excluding the gain on disposal of Singapore Post shares, SingTel expects the impact on net profit after tax to be slightly dilutive.

SECTION I : GROUP

Note : *SingTel is in the process of completing the sale of a major stake in Singapore Post, a wholly owned subsidiary, by way of an initial public offering. For regulatory reasons, the Group is not able to disclose further breakdown of the specific contributions of Singapore Post to the results and financial position of the Group in this Management Discussion & Analysis.*

GROUP OPERATING REVENUE

	Quarter 31 Mar					Financial Year 31 Mar		
	2003	2003	2003	2002	YOY	2003	2002	YOY
	SingTel	Optus	Group	Group	Chge	Group	Group	Chge
By Products And Services	S$ m	S$ m	S$ m	S$ m	%	S$ m	S$ m	%
Mobile communications [1]	203	722	925	780	18.5	3,445	1,902	81.1
National telephone	138	373	512	407	25.7	1,937	1,132	71.1
Data and Internet [2]	274	191	465	480	-3.0	1,895	1,572	20.5
International telephone	206	77	283	316	-10.6	1,167	1,236	-5.5
IT and engineering services	192	20	212	171	23.8	648	513	26.4
Sale of equipment	24	90	115	41	183.2	340	171	98.9
Cable television	-	39	39	36	9.5	149	70	111.7
Paging & aeronautical	24	-	24	34	-30.0	110	148	-25.4
Directory advertising	20	-	20	21	-7.5	71	78	-8.1
Others [3]	99	37	136	108	25.2	497	448	10.8
	1,180	1,549	2,729	2,394	14.0	10,259	7,269	41.1
Operating revenue			**2,729**	**2,394**	**14.0**	**10,259**	**7,269**	**41.1**
Associates proportionate revenue [4]			1,065	854	24.7	3,659	2,627	39.3
Enlarged revenue			**3,794**	**3,248**	**16.8**	**13,918**	**9,897**	**40.6**

Notes:
(1) Mobile communications comprised revenue from cellular, paging and aeronautical & maritime services previously. From this quarter, Mobile Communications includes only cellular service revenue.
(2) Formerly known as "Public Data & Private Network".
(3) Comprises revenue from postal, lease of satellite transponders and miscellaneous income.
(4) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

	Quarter 31 Mar		Financial Year 31 Mar	
	2003	2002	2003	2002
Revenue Mix By Services	Mix	Mix	Mix	Mix
Mobile communications	34%	33%	34%	26%
National telephone	19%	17%	19%	16%
Data and Internet	17%	20%	19%	22%
International telephone	10%	13%	11%	17%
IT and engineering services	8%	7%	6%	7%
Others	12%	10%	11%	13%
	100%	100%	100%	100%

The Group's operating revenue for the fourth quarter was S$2.73 billion. This was 14% higher from the same quarter last year and 4.7% higher than the preceding quarter. The revenue split between SingTel and Optus was 43% to 57%, compared to 51% to 49% a year ago, with strong revenue growth at Optus and a strengthening Australian dollar.

SECTION I : GROUP

The Group recorded double-digit revenue growth from Mobile Communications, National Telephone, IT & Engineering and Sale of Equipment. However, revenue from International Telephone services continued to decline and it now accounts for 10% of Group revenue, compared to 13% in the last corresponding quarter.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 17% to S$3.79 billion, reflecting strong performance at the major associates.

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 31 Mar					Financial Year 31 Mar		
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Traffic expenses	147	351	498	458	8.6	1,951	1,277	52.8
Selling & administrative	156	385	541	482	12.2	1,948	1,214	60.5
Staff costs	176	168	344	329	4.5	1,329	994	33.8
Cost of sales	142	192	334	247	35.2	1,097	651	68.6
Repairs & maintenance	37	36	73	76	-3.4	265	175	51.9
Others	(12)	1	(11)	(28)	-61.6	(28)	(56)	-49.4
Total	**647**	**1,133**	**1,779**	**1,564**	**13.8**	**6,562**	**4,254**	**54.3**

As a percentage of operating revenue	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002
Traffic expenses	18%	19%	19%	18%
Selling & administrative	20%	20%	19%	17%
Staff costs	13%	14%	13%	14%
Cost of sales	12%	10%	11%	9%
Repairs & maintenance	3%	3%	3%	2%
Others	0%	-1%	0%	-1%
	65%	**65%**	**64%**	**59%**

The Group's operating expenses were contained within revenue growth and increased 14% to S$1.78 billion. The increase was a result of higher Cost of Sales driven by higher IT & Engineering revenue and Sale of Equipment and higher Selling expenses. As a percentage of operating revenue, operating expenses remained at 65%.

In the year ended 31 March 2003, Traffic expenses continued to be the Group's largest expense item, accounting for 30% of total operating expenses. About 53% of the S$1.95 billion in Traffic expenses was for the payment of interconnect costs in Australia.

SECTION I : GROUP

GROUP ADJUSTMENT TO GOODWILL

Under the Tax Consolidations legislation recently implemented in Australia, Optus recognised as at 31 March 2003 A$228 million (S$209 million) of deferred tax asset relating to tax losses incurred in the period prior to SingTel's acquisition. The recognition of these tax losses was made in view of greater certainty on the availability of the losses carried forward for future utilisation.

Consequently, in accordance with Singapore GAAP, the Group recognised in its statutory income statement a corresponding amount of S$209 million as an expense ("Adjustment in Goodwill") and a downward adjustment of S$16 million on the goodwill amortisation charge (see Section II – Page 29).

Both the expense and tax credit are disclosed gross in the statutory accounts but for the purpose of this Management Discussion & Analysis, these items have been netted off.

See Appendix 4 for more details.

GROUP SUMMARY BALANCE SHEETS

	As at		
	31 Mar		31 Dec
	2003 S$ m	2002 S$ m	2002 S$ m
Current assets	3,799	5,187	3,440
Non-current assets	29,872	30,163	29,885
Total assets	**33,671**	**35,350**	**33,325**
Current liabilities	4,546	4,497	4,073
Non-current liabilities	13,506	15,821	14,007
Total liabilities	**18,052**	**20,318**	**18,080**
Net assets	**15,619**	**15,032**	**15,245**
Share capital	2,674	2,674	2,674
Reserves	12,796	11,905	12,172
Share capital and reserves	**15,470**	**14,579**	**14,846**
Minority interests	149	453	399
	15,619	15,032	15,245
***Return on invested capital* (1)**	***13.4%***	***10.7%***	

Note:
(1) Return on invested capital refers to the ratio of pre-goodwill EBIT divided by net debt plus shareholders' funds.

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	31 Mar		31 Dec
	2003 S$ m	2002 S$ m	2002 S$ m
Gross debt:			
Current debt	768	393	849
Non-current debt	9,904	11,483	10,087
Gross debt as reported in balance sheet	10,672	11,876	10,936
Related net hedging asset balance	(160)	(285)	(148)
	10,512	11,591	10,788
Less: cash and bank balances	(949)	(1,729)	(729)
Net debt	9,563	9,862	10,059
Gross debt gearing ratio [(1)]	*40.2%*	*43.5%*	*41.4%*
Net debt gearing ratio	*38.0%*	*39.6%*	*39.8%*
Funds from operations to net debt ratio [(2)]	*31.3%*	*26.0%*	*28.6%*

Notes:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

(2) Funds from operations to net debt ratio refers to funds from operations (net profit before tax, exceptional items and minority interests plus (a) depreciation and amortisation and (b) dividend receipt from associates less (a) tax paid (b) compensation income (c) pre-tax contribution from associates and (d) capitalised interest) to net debt. This ratio is broadly similar to S&P's calculation, for which it has set a target of 30% by 31 March 2003.

The Group's gross debt as at 31 March 2003 amounted to S$10.67 billion, down from S$10.94 billion a quarter ago.

With continued strong operating cash flows and lower cash capital expenditure, the Group repaid in this quarter approximately S$700 million in bank borrowings, including repayment of S$34 million by C2C. With S$120 million of new borrowings by Singapore Post, the Group's net debt repayment totalled S$580 million. Translation difference on the foreign currency denominated debts accounted for S$310 million.

With the lower debt, the Group's net debt gearing reduced to 38.0% from 39.8% a quarter ago.

SECTION I : GROUP

GROUP CASHFLOW AND CAPITAL EXPENDITURE

	Quarter			Financial Year		YOY
	31 Mar	31 Mar	31 Dec	31 Mar		Chge
	2003	2002	2002	2003	2002[1]	%
	S$ m	S$ m	S$ m	S$ m	S$ m	
Net cash inflow/(outflow) from operating activities						
(Loss)/Profit before tax on statutory basis	(371)	216	484	1,161	2,123	-45.3
Depreciation	464	316	437	1,730	998	73.3
Amortisation of goodwill	149	168	165	633	353	79.2
Compensation from IDA	(84)	(84)	(84)	(337)	(337)	-
Share of results of associates	(275)	1	(208)	(1,032)	(241)	329.0
Exceptional items	718	103	26	819	61	@
Interest expense	121	120	133	531	270	96.7
Adjustment to goodwill	209	-	-	209	-	nm
Other non cash items	(60)	42	(10)	28	(146)	nm
Non cash items	1,241	666	459	2,580	959	169.0
Operating cashflow before working capital chges	870	882	943	3,741	3,081	21.4
Changes in operating assets and liabilities	273	299	(35)	220	342	-35.9
	1,142	1,181	908	3,960	3,424	15.7
Dividends received from associates	2	2	170	272	67	304.6
Tax paid	(37)	(3)	(180)	(461)	(460)	0.2
	1,107	**1,179**	**899**	**3,771**	**3,031**	**24.4**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equip	(349)	(1,406)	(378)	(1,668)	(2,999)	-44.4
Net investment in associates	(11)	(5)	30	(803)	(1,896)	-57.6
Net sale of short term investments	165	35	12	372	2,260	-83.5
Proceeds from disposal of long term investments	4	1	193	247	111	122.7
Payment for purchase of Optus, net of cash received	-	-	-	-	(7,164)	nm
Others *(proceeds on disposal of fixed assets etc)*	25	(74)	10	59	(46)	nm
	(166)	**(1,449)**	**(134)**	**(1,793)**	**(9,735)**	**-81.6**
Net cash (outflow)/ inflow from financing activities						
Net (decrease)/ increase in borrowings	(581)	282	(896)	(1,399)	5,260	nm
Net interest paid on borrowings and swaps	(139)	(48)	(157)	(578)	(225)	156.3
Dividends paid to SingTel shareholders	-	-	-	(765)	(697)	9.7
Others *(dividend to MI, loans from MI repaid)*	(1)	-	(14)	(16)	-	nm
	(721)	**234**	**(1,067)**	**(2,758)**	**4,338**	**nm**
Net increase/ (decrease) in cash & cash equivalents	**221**	**(36)**	**(302)**	**(780)**	**(2,367)**	**-67.1**
Group cash and cash equivalents at beginning	**729**	**1,765**	**1,031**	**1,729**	**4,095**	**-57.8**
Group cash and cash equivalents at end	**949**	**1,729**	**729**	**949**	**1,729**	**-45.1**
Free cash flow [2]	**758**	**(226)**	**520**	**2,103**	**32**	**@**
Capital expenditure (accrual basis)						
SingTel	100	694	309	581	2,979	-80.5
Optus [3]	360	315	276	943	1,265	-25.5
Group	**460**	**1,009**	**585**	**1,524**	**4,244**	**-64.1**
Cash capex to operating revenue				*16%*	*41%*	

@ denotes more than 500%

Notes:

(1) Optus is consolidated from 1 October 2001 for statutory purpose.
(2) Free cashflow refers to cashflow from operating activities less cash capex.
(3) Optus capital expenditure for FY 2001/02 is shown for illustrative purpose only.

SECTION I : GROUP

Group cash from operating activities for the financial year amounted to S$3.77 billion, 24% higher than the previous financial year. This was contributed by the growth in Operational EBITDA of 22% and higher dividend receipts from associates.

The net investing cash flows, mainly for capital expenditure and the purchase of an additional stake in Telkomsel offset by sale proceeds of investments, amounted to S$1.79 billion. Cash capital expenditure decreased by 44% to S$1.67 billion, with decreases recorded by SingTel, C2C and Optus.

Net cash outflow for financing activities was S$2.76 billion due to repayment of bank borrowings of S$1.40 billion.

Please refer to Sections II and III for more information on cash flows.

SINGTEL (EX-OPTUS)

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE QUARTER ENDED 31 MARCH 2003

- Operating revenue down 3%, impacted by lower data and international telephone revenue
- Operational EBITDA margin at 46.4% reflecting increased proportion of IT revenues
- Strong earnings from associates, up approximately 10 times to S$278 million (with BSI contribution of S$75 million)
- EBITDA up 25% to S$910 million
- C2C investment fully provided. C2C recorded exceptional loss of S$585 million (net impact of S$348 million after minority interests)

FOR THE YEAR ENDED 31 MARCH 2003

- Weak domestic and regional economies contribute to operating revenue decline of 3.9%
- Operational EBITDA margin sustained at 50.7%
- EBITDA up 17% to S$3.76 billion
- Strong performance from associates with share of earnings from associates up 4 times to S$1.03 billion
- Strong free cash flows of S$1.49 billion

SECTION II : SINGTEL (EX-OPTUS)

	Quarter			Financial Year		
	31 Mar		YOY	31 Mar		YOY
	2003 S$ m	2002 S$ m	Chge %	2003 S$ m	2002 S$ m	Chge %
Operating revenue	1,180	1,216	-3.0	4,731	4,923	-3.9
Operational EBITDA	547	618	-11.4	2,396	2,587	-7.4
Operational EBITDA margin	*46.4%*	*50.8%*		*50.7%*	*52.6%*	
Share of associates' results	278	28	@	1,031	284	263.5
-ordinary operations	255	112	128.3	773	367	110.8
-exceptional items	23	(83)	nm	257	(83)	nm
EBITDA	910	730	24.6	3,764	3,208	17.3
Exceptional items [1]	(718)	(103)	@	(775)	(61)	@
Net profit (before goodwill)	49	421	-88.3	1,671	2,091	-20.1
Net Profit/ (Loss)	(99)	254	nm	1,041	1,740	-40.2

@ denotes more than 500%

Note:
(1) Exceptional items after minority interests were S$481 million and S$538 million for the fourth quarter and the year ended 31 March 2003 respectively.

SECTION II : SINGTEL (EX-OPTUS)

SINGTEL (EX-OPTUS)
SUMMARY INCOME STATEMENTS
For The Quarter And Year Ended 31 March 2003

	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Operating revenue	**1,180**	**1,216**	**-3.0**	**4,731**	**4,923**	**-3.9**
Operating expenses	(647)	(615)	5.2	(2,374)	(2,370)	0.2
	533	602	-11.3	2,356	2,553	-7.7
Other income	14	16	-13.1	40	35	15.6
Operational EBITDA	**547**	**618**	**-11.4**	**2,396**	**2,587**	**-7.4**
-EBITDA margin	***46.4%***	***50.8%***		***50.7%***	***52.6%***	
Compensation from IDA	84	84	-	337	337	-
Share of results of associates						
- ordinary operations	255	112	128.3	773	367	110.8
- exceptional items	23	(83)	nm	257	(83)	nm
	278	28	@	1,031	284	263.5
EBITDA	**910**	**730**	**24.6**	**3,764**	**3,208**	**17.3**
Amortisation of goodwill	(148)	(167)	-11.4	(631)	(351)	79.5
Depreciation & other amortisation	(196)	(144)	35.8	(769)	(587)	31.0
EBIT	**566**	**419**	**35.0**	**2,365**	**2,270**	**4.2**
Net finance (expense)/ income						
- net interest expense	(71)	(55)	29.9	(284)	(44)	@
- other finance (expense)/income	(4)	18	nm	(11)	72	nm
	(76)	(37)	106.6	(294)	28	nm
Profit before EI	**490**	**382**	**28.2**	**2,071**	**2,297**	**-9.9**
Exceptional items ("EI")	(718)	(103)	@	(775)	(61)	@
Profit/(Loss) before tax	**(228)**	**279**	**nm**	**1,296**	**2,236**	**-42.1**
Taxation	(131)	(36)	267.4	(549)	(503)	9.0
Profit/(Loss) after tax	**(358)**	**244**	**nm**	**747**	**1,733**	**-56.9**
Minority interests ("MI")						
- ordinary operations	23	10	129	57	7	@
- C2C exceptional items	237	-	nm	237	-	nm
	260	10	@	294	7	@
Net Profit/ (Loss)	**(99)**	**254**	**nm**	**1,041**	**1,740**	**-40.2**
Net Profit/(Loss)	**(99)**	**254**	**nm**	**1,041**	**1,740**	**-40.2**
Exclude amortisation of goodwill	148	167	-11.4	631	351	79.5
Net Profit (pre-goodwill)	**49**	**421**	**-88.3**	**1,671**	**2,091**	**-20.1**

@ denotes more than 500%

SECTION II : SINGTEL (EX-OPTUS)

REVIEW OF SINGTEL (EX-OPTUS) OPERATING PERFORMANCE

For the quarter ended 31 March 2003

With continued weak economic conditions in Singapore, operating revenue fell 3.0% to S$1.18 billion in the fourth quarter. International Telephone revenue saw a decline of 14% but was stable compared to the preceding quarter. Data & Internet revenue fell 11%, as bandwidth prices continued to weaken. However, IT & Engineering reported strong revenue growth of 26%, with S$31 million of revenue contributed by IPACS (acquired in October 2002) for the quarter.

Operating expenses increased by 5.2% to S$647 million. Excluding IPACS, operating expenses were flat. Operational EBITDA margin declined to 46.4% from 50.8% a year ago. This was partly attributable to a higher mix of the lower margin IT & Engineering services which now constitutes about 16% (4Q 2002: 12%) of SingTel revenue.

Pre-tax profit contributions from associates increased from S$28 million in the last corresponding quarter to S$278 million, accounting for 57% of SingTel's profit before tax and exceptional items. For the quarter under review, SingTel started to equity account for its joint venture, BSI (40% interest), with the latter's significantly improved operating and financial risk profile. BSI contributed S$75 million pre-tax profits from associates. Excluding BSI, the share of associates' profits would have been S$203 million, a significant increase from the S$28 million in the last corresponding quarter.

SingTel recorded a net exceptional loss of S$718 million this quarter, compared to a loss of S$103 million in the last corresponding quarter. The exceptional items which are not cash items comprised mainly provisions made for impairment of non-current assets, including a net exceptional charge of S$585 million relating to C2C. In this quarter, C2C had recorded an impairment charge of S$812 million (US$460 million) for its network assets as well as recognised an exceptional gain of S$228 million in respect of a customer's contract. The bottom line impact to SingTel from C2C's overall exceptional charge, after deducting minority interests for C2C, is S$348 million.

For the year ended 31 March 2003

The slow economic recovery and price erosion from data capacity glut had caused a 3.9% decrease in operating revenue for the year. Operational EBITDA margin however remained strong at above 50% with strict cost measures.

Share of earnings from associates grew by an impressive 264% to S$1.03 billion with substantial results improvements recorded by the major associates and full year contribution from Telkomsel. The profit contribution included exceptional gains of S$250 million arising from Belgacom's disposal of its shareholdings in two investments.

Net finance expense of S$294 million was reported compared to net finance income of S$28 million last year, due to higher financing costs with increased borrowings and lower income from a smaller fund size.

The taxation charge for SingTel included a tax adjustment of S$123 million relating to the reduction in Singapore corporate tax rate from 24.5% to 22%, announced by the Singapore Government on 3 May 2002.

SECTION II : SINGTEL (EX-OPTUS)

Profit after tax declined 40% to S$1.04 billion. This included the effect of exceptional charges of S$775 million mainly for impairment of C2C network and other non-current assets. Excluding goodwill amortisation, largely attributed to Optus acquisition, profit after tax would decline by a lower 20% to S$1.67 billion.

SingTel generated a strong free cash flow of S$1.49 billion for the year.

OPERATING REVENUE

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2003 Mix %	Quarter 31 Mar 2002 S$ m	Quarter 31 Mar 2002 Mix %	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2003 Mix %	Financial Year 31 Mar 2002 S$ m	Financial Year 31 Mar 2002 Mix %	YOY Chge %
Data and Internet	274	23	310	25	-11.4	1,166	25	1,242	25	-6.0
International telephone	206	17	240	20	-14.3	892	19	1,079	22	-17.3
Mobile communications [1]	203	17	197	16	3.3	825	17	756	15	9.2
National telephone	138	12	138	11	-0.1	569	12	595	12	-4.4
IT and engineering	192	16	152	12	26.1	578	12	478	10	20.8
Sale of equipment	24	2	23	2	5.2	89	2	114	2	-21.6
Directory advertising	20	2	21	2	-7.5	71	2	78	2	-8.1
Aeronautical and maritime	16	1	21	2	-25.5	69	2	82	2	-15.8
Paging services	9	1	14	1	-37.0	41	1	65	1	-37.6
Others [2]	99	8	101	8	-1.8	429	9	434	9	-1.1
Total	1,180	100	1,216	100	-3.0	4,731	100	4,923	100	-3.9

Notes:

(1) Mobile communications comprise revenue from cellular, paging and aeronautical and maritime services previously. From this quarter, mobile communications include only cellular service revenue.

(2) Comprises revenue from postal services, lease of satellite transponders and miscellaneous income.

SingTel's operating revenue declined by 3.0% in the fourth quarter compared to the same quarter last year but is stable against the preceding quarter.

International Telephone revenue declined by 14% from a year ago but is also stable from the preceding quarter. Data and Internet revenue decreased by 11% this quarter and by a lower 4.8% against the preceding quarter.

Including the S$31 million revenue from IPACS, IT & Engineering revenue rose by 26% to S$192 million in the quarter. This segment is now the fourth largest revenue contributor in the quarter, accounting for 16% of SingTel's operating revenue, up from 12% a year ago.

SECTION II : SINGTEL (EX-OPTUS)

Mobile Communications

SingTel	Quarter 31 Mar 2003	Quarter 31 Mar 2002	YOY Chge %	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
Cellular service [1]	203	197	3.3	825	756	9.2

Key Drivers	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	429	381	423	429	381	12.4
Postpaid	1,120	1,086	1,133	1,120	1,086	3.1
Total	**1,548**	**1,467**	**1,555**	**1,548**	**1,467**	**5.5**
MOUs per subscriber per month [2]						
Prepaid [3]	52	53	53	53	38	39.2
Postpaid	292	318	302	306	328	-6.8
Average revenue per subscriber per month [2] (S$ per month)						
Prepaid [3]	16	17	17	16	11	46.9
Postpaid	69	72	70	72	74	-3.9
Blended	**55**	**58**	**55**	**57**	**54**	**4.8**
Data services as % of ARPU [4]	***16.3%***	***10.2%***	***13.2%***	***14.0%***	***8.2%***	
Acquisition cost per subscriber per month [2] (S$)	**148**	**155**	**194**	**161**	**162**	**-0.9**
Postpaid churn per month	*1.6%*	*1.6%*	*1.6%*	*1.5%*	*1.8%*	
Singapore Mobile Penetration rate [5]	***80%***	***75%***	***78%***	***80%***	***75%***	
Singapore mobile subscribers ('000s) [6]	***3,313***	***2,992***	***3,245***	***3,313***	***2,992***	***10.7***
Market share						
Prepaid	*48%*	*50%*	*50%*	*48%*	*50%*	
Postpaid	*46%*	*49%*	*47%*	*46%*	*49%*	
Overall	***47%***	***49%***	***48%***	***47%***	***49%***	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.

(3) The average subscriber base for this year used in the computation of these ratios is not comparable with last year due to the mass termination of non-active subscribers last year.

(4) Includes revenue from SMS, *SEND, MMS and other data services.

(5) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.

(6) Source: IDA.

SECTION II : SINGTEL (EX-OPTUS)

For the fourth quarter, Mobile Communications revenue rose by 3.3% to S$203 million. For the year, revenue growth was 9.2%. This growth was driven by a higher number of subscribers which rose 5.5% to 1.55 million as at 31 March 2003.

While subscriber growth is expected to slow down in a highly penetrated market, non-voice services are expected to drive up revenue growth. Mobile data services contributed 16% of cellular revenue in the current quarter compared to 10% in the same quarter last year. This was mostly driven by a year on year increase in SMS traffic of approximately 50%.

SingTel has also launched an extensive campaign, branded *IDEAS* and introduced *Data*[3], a mobile data plan which allows customers to access data on the move via HSCSD, GPRS, MMS and Outdoor Wireless Surf with a bundled offer to enjoy the full suite of mobile data services that SingTel offers.

The average acquisition cost per cellular subscriber in the fourth quarter decreased to S$148 from S$155 a year ago and from S$194 in the preceding festive season quarter.

Postpaid churn remained healthy at 1.6% per month.

SECTION II : SINGTEL (EX-OPTUS)

Data and Internet [1]

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Data services						
Local leased circuits	93	99	-5.9	381	371	2.9
International leased circuits	57	95	-40.3	271	436	-37.9
ISDN	14	15	-6.7	64	66	-3.3
ATM	15	16	-10.4	63	58	9.6
Frame relay	8	11	-24.3	43	55	-22.2
Others	27	29	-5.5	103	113	-8.1
	214	**265**	**-19.2**	**925**	**1,098**	**-15.7**
Internet related						
SingTel Internet Exchange (STiX)	13	18	-30.6	59	67	-12.4
Narrowband	33	35	-5.7	136	150	-9.7
Broadband	35	16	121.3	111	51	118.7
	81	**69**	**17.3**	**305**	**268**	**14.0**
Capacity sales revenue	**43**	**19**	**133.3**	**127**	**19**	**580.6**
Intercompany eliminations	(64)	(43)	49.0	(191)	(143)	33.5
Total	**274**	**310**	**-11.4**	**1,166**	**1,242**	**-6.0**

Key Drivers - Internet related	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
Number of broadband lines (000s) [2]	**162**	**73**	**129**	**162**	**73**	**121.9**
Singapore Broadband penetration rate [3]	*7%*	*4%*	*6%*	*7%*	*4%*	
Broadband market share [4]	*60%*	*48%*	*56%*	*60%*	*48%*	
Number of paying internet dial up customers (000s)	**206**	**264**	**224**	**206**	**264**	**-22.0**

Notes:
(1) Formerly known as "Public Data And Private Network".
(2) SingTel's broadband service comprises all ADSL lines.
(3) Total estimated ADSL and cable lines divided by total Singapore population.
(4) Broadband market share based on SingTel's estimates.

On a year on year basis, Data and Internet revenue declined by 11% in the current quarter and by 6.0% for the financial year. Compared to the preceding quarter, Data and Internet revenue dropped by 4.8%.

Data services revenue fell 19% in this quarter and 5.9% against the preceding quarter. Local leased circuits revenues, now the largest component (44% of Data services), were largely maintained with revenue of S$93 million for the quarter, but international leased circuit revenue fell 40% during the quarter. Bandwidth volume growth was more than 50% with migration by customers to larger bandwidth circuits. However, unit prices (measured in 64K circuits) for large circuits were significantly lower than the unit prices of smaller leased circuits and the volume growth could not mitigate the price erosion effect.

SECTION II : SINGTEL (EX-OPTUS)

Revenue from Internet services increased by 17% compared to the same quarter last year, and 6.0% against the preceding quarter, reflecting healthy take up for broadband Internet services. Full year growth was 14%, with a more than 2 fold increase in broadband users.

SingTel increased its market share of broadband users to an estimated 60%, establishing its position as the leading broadband service provider in Singapore.

The implementation of a usage charge for narrowband access have resulted in some migration to broadband services, which has higher ARPU. The demand for broadband services has also been spurred by the successful marketing of attractive price plans such as the popular JetPack plan. This plan provides an affordable broadband entry point for subscribers and the take up rate has been encouraging.

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network commissioned in February 2002. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$43 million, more than doubled the last corresponding quarter.

During the quarter, C2C concluded new sales contracts amounting to approximately US$5 million. This brings the new sales for the full year to US$66 million.

C2C has been in discussions with its lenders ("the banks") in respect of its US$650 million secured financing facility and the banks have conditionally agreed to a prescribed period, during which the parties will discuss possible restructuring of the facility. Please refer to Appendix 3 for more information on C2C.

SECTION II : SINGTEL (EX-OPTUS)

International Telephone

SINGTEL	Quarter 31 Mar 2003 S$m	Quarter 31 Mar 2002 S$m	YOY Chge %	Financial Year 31 Mar 2003 S$m	Financial Year 31 Mar 2002 S$m	YOY Chge %
International (incl Malaysia) call revenue	164	185	-11.7	695	819	-15.1
Inpayments and net transit	42	55	-23.1	197	260	-24.2
Total	**206**	**240**	**-14.3**	**892**	**1,079**	**-17.3**

Key drivers	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	**235**	**263**	**227**	**986**	**1,095**	**-10.0**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	**0.542**	**0.544**	**0.530**	**0.542**	**0.580**	**-6.6**
Singapore total outgoing international and transit minutes (m mins) (2)	**771**	**709**	**676**	**2,891**	**2,670**	**8.3**
Market share (3)	***81%***	***87%***	***79%***	***82%***	***87%***	

Notes:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.
(2) Source: IDA.
(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

International Telephone revenue declined 14% to S$206 million this quarter and by 17% for the full year. This segment accounted for 17% of SingTel's total revenue in the fourth quarter compared to 20% last year.

The volume of international telephone outgoing minutes decreased 11% against the same quarter last year but increased by 3.3% against the preceding quarter. The average collection rate also remained resilient during the year at S$0.54 per minute.

Lower priced services such as *BudgetCall* and *v019* accounted for 33% of total traffic for the financial year, marginally higher than the 32% recorded last year.

Inpayment revenue declined 23% in the quarter and 24% for the year caused mainly by lower inpayment rates, which fell 22% for the quarter and 18% for the year. Outpayment rates for traffic expense fell 13% for the quarter and for the year.

SECTION II : SINGTEL (EX-OPTUS)

National Telephone

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	138	138	-0.1	569	595	-4.4

Key Drivers	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
DEL working lines (000s)						
Residential	1,145	1,159	1,150	1,145	1,159	-1.2
Business	775	786	779	775	786	-1.3
Total	**1,921**	**1,944**	**1,929**	**1,921**	**1,944**	**-1.2**
Singapore DEL penetration rate	***46.3%***	***48.5%***	***46.4%***	***46.3%***	***48.5%***	
Singapore DEL working lines ('000s) [3]	**1,927**	**1,948**	**1,934**	**1,927**	**1,948**	**-1.0**
DEL market share	***99.7%***	***99.8%***	***99.8%***	***99.7%***	***99.8%***	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.
(3) Source: IDA.

Despite the weak economic conditions, National Telephone revenue was stable at S$138 million for the quarter although full year revenue decline was 4.4%. There was a marginal 1.2% decline in the number of working lines this quarter.

During the quarter, SingTel reviewed and revised its pricing for various services including *mysingtel* and SingNet dial up. These measures have mitigated the revenue decline from fewer working lines.

SECTION II : SINGTEL (EX-OPTUS)

IT and Engineering Services

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
IPACS	31	-	nm	57	-	nm
Other NCS entities	161	152	5.7	521	478	8.9
	192	**152**	**26.1**	**578**	**478**	**20.8**

Revenue from IT & Engineering services rose 26% to S$192 million for the quarter. For the full year, IT & Engineering revenue rose 21% to S$578 million, aided by the contribution from IPACS and continued growth of the NCS business.

The IT & Engineering segment delivered a strong performance, despite the challenging economic environment. In the fourth quarter, NCS scored significant contract wins in the government, aviation, biotechnology, healthcare, telco and transportation sectors. It remains focused on delivering top-quality IT solutions and services to enable its customers to improve their business performance.

Strong sales were recorded in the areas of systems integration and development, facilities management and network infrastructure.

NCS is making good progress in expanding its footprint in China's fast-growing IT services market through IPACS, a 51% owned subsidiary. Since its acquisition in October 2002, IPACS has made revenue contribution of S$57 million, approximating 10% of the NCS' full year revenue. NCS expects significant leverage with IPACS, to offer a seamless, end-to-end suite of IT, communications infrastructure, and engineering services to support existing customers and to penetrate new markets in China.

SECTION II : SINGTEL (EX-OPTUS)

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Staff costs	176	193	-9.0	680	728	-6.6
Selling & administrative	156	144	8.5	583	549	6.2
Traffic expenses	147	173	-14.8	592	691	-14.4
Cost of sales	142	101	40.1	435	371	17.5
Repairs & maintenance	37	30	23.4	121	89	35.8
Others (1)	(12)	(27)	-55.8	(37)	(57)	-35.3
Total	**647**	**615**	**5.2**	**2,374**	**2,370**	**0.2**

As a percentage of operating revenue	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002
Staff costs	15%	16%	14%	15%
Selling & administrative	13%	12%	12%	11%
Traffic expenses	12%	14%	13%	14%
Cost of sales	12%	8%	9%	8%
Repairs & maintenance	3%	2%	3%	2%
Others (1)	-1%	-2%	-1%	-1%
Total	**55%**	**51%**	**50%**	**48%**

Note:
(1) Others include government grants and recoveries of costs.

Operating expenses (excluding depreciation and amortisation) increased by 5.2% or S$32 million in the current quarter but were flat for the full year. Excluding IPACS, SingTel's operating expenses would have been little changed this quarter, and decreased by 2.1% for the year ended 31 March 2003.

Traffic expenses fell with lower outgoing international telephone traffic and lower outpayment rates.

SECTION II : SINGTEL (EX-OPTUS)

Staff Costs

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Staff costs, gross	179	218	-17.9	695	755	-8.0
Capitalisation	(3)	(25)	-88.2	(15)	(27)	-46.4
Total, net	**176**	**193**	**-9.0**	**680**	**728**	**-6.6**

Key Drivers	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
SingTel average number of staff	13,238	13,329	13,324	13,236	13,458	-1.6
Revenue per staff (S$'000) [1]	89.1	91.2	87.9	357.4	365.4	-2.2
As at end of period:						
Number of staff						
NCS Group						
- NCS Comm Engineering [2]	412	433	417	412	433	-4.8
- IPACS [3]	225	-	221	225	-	nm
-other NCS entities	2,231	2,351	2,326	2,231	2,351	-5.1
	2,868	2,784	2,964	2,868	2,784	3.0
SingTel and other subsidiary companies	10,260	10,468	10,333	10,260	10,468	-2.0
SingTel (ex-Optus)	**13,128**	**13,252**	**13,297**	**13,128**	**13,252**	**-0.9**
Optus	8,588	8,283	8,630	8,588	8,283	3.7
Total Group	**21,716**	**21,535**	**21,927**	**21,716**	**21,535**	**0.8**

Notes:
(1) Based on average employee numbers.
(2) Formerly known as SingTel Aeradio. It became a subsidiary company of NCS in October 2002. The comparative staff number has been included under NCS group for consistency.
(3) IPACS was acquired and consolidated from 1 October 2002.

Staff costs for the fourth quarter last year included a first time charge of S$20 million for unconsumed staff leave as required under Singapore GAAP and S$13 million incurred for staff gratuity. Excluding these costs, the gross Staff costs in the current quarter would have decreased 3.2%, mainly due to lower bonus costs.

As at 31 March 2003, the number of employees in SingTel (ex-Optus) was 13,128, a reduction of 124 staff from 13,252 a year ago. Excluding NCS, SingTel's headcount has reduced by a higher 208 with tight measures in non-growth services.

SECTION II : SINGTEL (EX-OPTUS)

Cost of Sales

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Cost of sales						
- IPACS	28	-	nm	48	-	nm
- other companies	114	101	12.7	387	371	4.5
Total	**142**	**101**	**40.1**	**435**	**371**	**17.5**

The increase in Cost of Sales was principally driven by higher IT & Engineering revenue.

Traffic Expenses

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Outpayments	83	104	-20.1	338	431	-21.5
Leases [1]	51	56	-8.4	207	221	-6.4
Interconnect	13	13	-	46	39	18.7
Total	**147**	**173**	**-14.8**	**592**	**691**	**-14.4**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

There was a decrease of 15% in Traffic expenses in the current quarter and for the full year. Outpayments, which accounted for just over half of Traffic expenses, fell by 20% in line with the lower outgoing international telephone traffic.

Outpayment rates declined by 13% in the year ended 31 March 2003.

Selling & Administrative Expenses

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Selling & administrative expenses	**156**	**144**	**8.5**	**583**	**549**	**6.2**

Higher Selling and Administrative expenses were due to higher marketing and promotions costs and higher C2C's property related expenses during the year.

SECTION II : SINGTEL (EX-OPTUS)

Repairs & Maintenance

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Repairs & maintenance	37	30	23.4	121	89	35.8

The increase in Repair and Maintenance costs was mainly attributable to higher operational and maintenance costs for submarine cables, including the C2C network which was commissioned only in February 2002.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Amortisation of goodwill						
- for acquisition of Optus	126	152	-17.2	552	332	66.4
- for acquisition of associates and other subsidiaries	23	16	44.2	79	20	301.5
	148	**167**	**-11.4**	**631**	**351**	**79.5**
Depreciation of property, plant and equipment						
- C2C	49	32	56.3	188	32	488.1
- other companies	146	112	30.6	581	555	4.5
	196	144	36.3	769	587	30.9
Other amortisation	-	1	nm	*	*	nm
	196	**144**	**35.8**	**769**	**587**	**31.0**
Depreciation as a percentage of operating revenue	*17%*	*12%*		*16%*	*12%*	

** denotes less than +/- S$500,000*

In the fourth quarter, the gross goodwill on Optus' acquisition was reduced by S$209 million following the recognition of a S$209 million deferred tax asset by Optus (see Section I – Page 10). A corresponding adjustment of S$16 million was also made to reduce the goodwill amortisation charge for Optus.

The increase in goodwill charge for the year was due to the acquisition of equity interest in Telkomsel in December 2001 and July 2002 and a full year goodwill charge for Optus.

SECTION II : SINGTEL (EX-OPTUS)

Net Finance (Expense)/ Income

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Net interest expense:						
- Interest income	7	8	-19.5	24	112	-79.1
- Interest expense	(78)	(63)	23.5	(307)	(157)	96.2
	(71)	**(55)**	**29.9**	**(284)**	**(44)**	**@**
Other finance (expense)/ income:						
- Writeback/ (provision) for diminution in value of short term investments	33	30	11.4	(8)	27	nm
- Investment (loss)/ gain(1)	(43)	(6)	@	(39)	8	nm
- Foreign exchange gain/(loss)	5	(6)	nm	37	36	0.8
	(4)	**18**	**nm**	**(11)**	**72**	**nm**

@ denotes more than 500%

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

Interest expense for the year was higher than last year due to the funding for Optus acquisition in third quarter of last year. C2C also recorded interest expense from April 2002.

Exceptional Items

SINGTEL	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Lease income	228	-	nm	228	-	nm
Provision for impairment of C2C network assets	(812)	-	nm	(812)	-	nm
C2C exceptional items (2)	(585)	-	nm	(585)	-	nm
Provision for impairment of other property, plant and equip	(45)	-	nm	(45)	-	nm
Net (loss)/gain on disposal of non-current investments (3)	(25)	3	nm	(81)	37	nm
Impairment of goodwill of an associate	(47)	-	nm	(47)	-	nm
Reversal of provision for diminution in value of BSI	67	-	nm	67	-	nm
Provision for diminution in value of non-current investments (3)	(83)	(73)	13.5	(95)	(73)	29.8
Loss on deemed disposal of associated company	-	(33)	nm	(3)	(33)	-90.5
Recovery of investment in a joint venture companies previously written off	-	-	-	11	8	43.4
Gain on disposals of business units of a subsidiary	-	-	-	3	-	nm
Total	**(718)**	**(103)**	**@**	**(775)**	**(61)**	**@**

@ denotes more than 500%

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) The net effect to SingTel based on effective shareholder's interest of 59.5% was S$348 million.
(3) Non-current investments include associates and long term investments.

SECTION II : SINGTEL (EX-OPTUS)

As at 31 March 2003, C2C recognised S$228 million of lease income due to a forfeiture of the right to future service by a C2C customer. The cash for this sale was received in the last financial year and the sale was accounted for as an operating lease in accordance with the Group's policy i.e. income was amortised over the lease period of 15 years. Upon the forfeiture, the remaining balance of the cash sale was recognised in C2C's income statement and the Group's consolidated income statement.

In the current quarter, a provision for impairment of S$812 million (US$460 million) was made for C2C's network assets. With the effect of this charge, SingTel's investment carrying value of C2C as a subsidiary has been fully written down. This impairment provision has no impact on the cash flows of either C2C or SingTel.

Taxation

SINGTEL	Quarter 31 Mar 2003 S$m	Quarter 31 Mar 2002 S$m	YOY Chge %	Financial Year 31 Mar 2003 S$m	Financial Year 31 Mar 2002 S$m	YOY Chge %
Taxation						
Current and deferred taxes (a)	44	50	-12.0	362	454	-20.3
Tax rebates	-	4	nm	-	(59)	nm
Adjustment for reduction in Singapore corporate tax rate for FY01/02 profits	-	-	-	(123)	-	nm
	44	54	-18.2	239	395	-39.5
Share of taxes of associated and jv companies						
Tax on share of ordinary profits (b)	79	68	16.7	281	194	44.7
Tax adjustment by Belgacom from change in tax rate	(6)	-	nm	17	-	nm
Tax expense / (credit) on exceptional items	14	(86)	nm	12	(86)	nm
Total	**131**	**36**	**267.4**	**549**	**503**	**9.0**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				***42.3%***	***22.5%***	
SingTel profits (ex-Optus and associates)						
Profit before tax				**1,296**	**2,236**	
Exclude compensation from IDA				(337)	(337)	
Exclude share of associates' profits				(1,031)	(284)	
Exclude amortisation of goodwill				631	351	
Exclude provision for diminution of short term investments				8	(27)	
Exclude exceptional items				775	61	
Adjusted pre-tax profits (c)				**1,342**	**2,001**	
Effective tax rate (a)/ (c)				**27.0%**	**22.7%**	
Share of associates' profits						
Share of results from ordinary operations (d)				773	367	
Effective tax rate (b)/(d)				***36.3%***	***52.9%***	

SECTION II : SINGTEL (EX-OPTUS)

SingTel's tax expense for the year ended 31 March 2003 included an adjustment of S$123 million arising from a reduction in the Singapore corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002. In the prior year ended 31 March 2002, the tax expense included S$59 million of one-off tax credits arising from off-budget measures introduced by the Singapore Government.

After adjusting for the major non-taxable items, SingTel effective tax rate (excluding rebates and tax rate adjustment) was 27% compared to 23% in the prior year due mainly to losses incurred by C2C not considered available for tax utilisation.

In the third quarter, SingTel recorded a deferred tax adjustment of S$23 million relating to Belgacom as Belgium reduced its corporate tax rate from 40.17% to 33.99%. This amount was reduced by S$6.3 million in the current quarter upon finalisation by Belgacom.

The effective tax rate on the profits of associated and joint venture companies decreased compared to last year due to the inclusion of Telkomsel, whose tax rate is 30%.

MINORITY INTERESTS

SINGTEL	Quarter 31 Mar		YOY Chge	Financial Year 31 Mar		YOY Chge
	2003 S$ m	2002 S$ m	%	2003 S$ m	2002 S$ m	%
Minority Interests	260	10	@	294	7	@

@ denotes more than 500%

The loss attributable to minority interests increased to S$294 million because of the losses incurred by C2C, where minority shareholders have an interest of 40.5%.

SECTION II : SINGTEL (EX-OPTUS)

SINGTEL CASHFLOW AND CAPITAL EXPENDITURE

	Quarter			Financial Year		YOY Chge
	31 Mar 2003 S$ m	31 Mar 2002 S$ m	31 Dec 2002 S$ m	31 Mar 2003 S$ m	31 Mar 2002 S$ m	%
Net cash inflow/(outflow) from operating activities						
Profit/(Loss) before tax	(228)	279	436	1,296	2,236	-42.1
Depreciation	196	144	186	769	587	30.9
Amortisation of goodwill	148	167	165	631	351	79.5
Compensation from IDA	(84)	(84)	(84)	(337)	(337)	-
Share of results of associates	(278)	(28)	(198)	(1,031)	(284)	263.5
Exceptional items	718	103	26	775	61	@
Other non-cash items	70	42	47	289	(20)	nm
Non cash items	769	343	142	1,096	359	204.9
Operating cashflow before working capital changes	541	622	579	2,391	2,596	-7.9
Changes in operating assets and liabilities	121	198	(68)	61	323	-81.2
	662	**821**	**511**	**2,452**	**2,919**	-16.0
Dividends received from associates	2	2	170	272	67	304.6
Tax paid	(37)	(3)	(179)	(461)	(460)	0.1
	627	**819**	**502**	**2,263**	**2,526**	**-10.4**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equipment	(89)	(1,304)	(130)	(775)	(2,573)	-69.9
Repayment of loans from/(investment in) associates	(11)	(18)	30	(802)	(1,904)	-57.9
Net sale of short term investments	165	35	12	372	2,260	-83.5
Proceeds from disposal of long term investments	-	-	193	241	110	119.0
Loan to Optus	(563)	-	(800)	(1,364)	-	nm
Payment for purchase of Optus	-	-	-	-	(7,226)	nm
Others *(proceeds on disposal of non-current investments etc)*	36	(35)	12	72	55	31.0
	(462)	**(1,322)**	**(684)**	**(2,255)**	**(9,278)**	**-75.7**
Net cash (outflow)/ inflow from financing activities						
Net increase in borrowings	86	395	-	307	5,098	-94.0
Net interest paid on borrowings and swaps	(61)	20	(85)	(299)	(91)	227.8
Dividends paid	-	-	-	(765)	(697)	9.7
Others *(dividend to MI, loans from MI repaid)*	(1)	-	(15)	(16)	-	nm
	24	**416**	**(100)**	**(772)**	**4,310**	**nm**
Net increase/(decrease) in cash and cash equivalents	**189**	**(87)**	**(282)**	**(764)**	**(2,443)**	**-68.7**
Cash and cash equivalents at beginning	**699**	**1,740**	**981**	**1,653**	**4,095**	**-59.6**
Cash and cash equivalents at end	**888**	**1,653**	**699**	**888**	**1,653**	**-46.3**
Free cash flow [1]	**538**	**(485)**	**372**	**1,488**	**(47)**	**nm**
Capital expenditure - accrual basis	**100**	**694**	**309**	**581**	**2,979**	**-80.5**
Cash capex to operating revenue				***16%***	***52%***	

@ denotes more than 500%

Notes:

(1) Free cashflow refers to cashflow from operating activities less cash capex.

SECTION II : SINGTEL (EX-OPTUS)

For the year ended 31 March 2003, operating cash flow for SingTel was S$2.26 billion, down 10% due mainly to a reduction in operational EBITDA. This was mitigated by receipt of higher dividends from associates of S$272 million, an increase from S$67 million a year ago.

The net investing cash outflows for the year was a S$2.26 billion compared to S$9.28 billion a year ago. Included was a loan to Optus of S$1.36 billion to pay down higher cost debt. There were cash payments for the purchase of Optus and various associates last year. Cash capex also dropped to S$775 million, including C2C's cash capex of S$430 million, as the cash capex of prior year was impacted by the commissioning of the C2C network.

Free cash flow generated by SingTel was a strong S$1.49 billion for this year.

Net cash outflow for financing activities was S$772 million, mainly for the payment of dividends and interest expense, partially offset by additional bank borrowings of S$307 million.

Cash and cash equivalents for the year decreased by S$764 million, resulting in a cash balance of S$888 million as at 31 March 2003.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS

FOR THE QUARTER ENDED 31 MARCH 2003

- Operating revenue up 21%
- Operational EBITDA up 56%; continued margin improvement across most business divisions
- EBIT positive at A$118 million

FOR THE YEAR ENDED 31 MARCH 2003

- Annual profit after tax (excluding exceptional tax item) of A$28 million
- Exceptional tax credit of A$308 million
- Positive cash flow of A$281 million
- Consumer & Multimedia EBITDA positive for the year

	Quarter 31 Mar		YOY	Financial Year 31 Mar		YOY
	2003 A$ m	2002 A$ m	Chge %	2003 A$ m	2002 A$ m	Chge %
Operating revenue	1,494	1,240	20.5	5,550	4,809	15.4
Operational EBITDA	390	250	56.2	1,350	933	44.6
Operational EBITDA margin	*26.1%*	*20.1%*		*24.3%*	*19.4%*	
EBIT	118	(11)	nm	350	(77)	nm
Net profit/ (loss) before exceptional tax credit	82	(75)	nm	28	(402)	nm
Net profit/ (loss)	390	(75)	nm	336	(402)	nm
Cash flow before borrowings	179	215	-16.9	281	(1,097)	nm

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Quarter And Year Ended 31 March 2003

	Quarter 31 Mar		YOY	Financial Year 31 Mar		YOY
	2003 A$ m	2002 A$ m	Chge %	2003 A$ m	2002 [(1)] A$ m	Chge %
Operating revenue	**1,494**	**1,240**	**20.5**	**5,550**	**4,809**	**15.4**
Operating expenses	(1,093)	(999)	9.4	(4,207)	(3,884)	8.3
	401	240	67.0	1,343	925	45.1
Other income / (expense)	(11)	9	nm	7	8	-15.7
Operational EBITDA	**390**	**250**	**56.2**	**1,350**	**933**	**44.6**
- EBITDA margin	***26.1%***	***20.1%***		***24.3%***	***19.4%***	
Share of results of joint ventures	(3)	(31)	-89.6	2	(107)	nm
EBITDA	**387**	**219**	**76.7**	**1,351**	**826**	**63.5**
Amortisation of goodwill	(1)	(1)	-30.0	(3)	(3)	-21.2
Depreciation & other amortisation	(268)	(228)	17.5	(999)	(900)	10.9
EBIT	**118**	**(11)**	**nm**	**350**	**(77)**	**nm**
Net finance expense	(56)	(57)	-1.9	(234)	(227)	3.4
Profit /(loss) before exceptional items	**62**	**(67)**	**nm**	**116**	**(304)**	**nm**
Exceptional items	-	*	nm	(45)	(81)	-43.8
Profit /(loss) before tax	**62**	**(67)**	**nm**	**70**	**(385)**	**nm**
Tax expense /(credit)	19	(9)	nm	(42)	(18)	141.1
Net profit/ (loss) before exceptional tax credit	**82**	**(75)**	**nm**	**28**	**(402)**	**nm**
Exceptional tax credit	308	-	nm	308	-	nm
Profit /(loss) after tax	**390**	**(75)**	**nm**	**336**	**(402)**	**nm**

** denotes less than A$500,000*

Note:
(1) On a statutory basis, the financial results of Optus are consolidated from 1 October 2001. The pre-acquisition results from 1 April 2001 to 30 September 2001 are included in the 2002 financials for illustrative purpose. The figures are based on Sing GAAP.

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

For the quarter ended 31 March 2003

The fourth quarter results confirm the strong trends reported for the third quarter. Revenue grew by 21%.

Margins continued to expand, to 26.1% for the quarter, driving a 56% improvement in operational EBITDA, and an EBIT turnaround of A$129 million.

On a normalised tax basis, Optus' fourth quarter net profit was A$31 million. The reported fourth quarter profit (before exceptional tax credit) of A$82 million included A$51 million of tax credits that effectively decreased tax expense recognised in the first nine months of the year.

For the year ended 31 March 2003

The Optus' result shows a fourth successive quarter of improvements in top line revenue growth and profitability.

The Optus' commitment to maintaining its growth momentum has been achieved. Optus this year delivered a 15% increase in revenues, which reached A$5.55 billion.

Margin expansion was achieved over four successive quarters, with operational EBITDA for the year increasing by 45% to A$1.35 billion. Tight cost controls have expanded Optus' operational EBITDA margins. For the year, margins were 24.3% - five percentage points higher than last year.

This drove a A$430 million turnaround in bottom line profits, before one-off tax benefits, and allowed Optus to report a bottom line profit (before the A$308 million exceptional tax credit) of A$28 million for the financial year, compared to a A$402 million loss for last year. Including the exceptional tax credit, the reported net profit for the financial year was A$336 million.

Optus comfortably met its target of containing capital expenditure to A$1 billion, with actual cash capital expenditure under A$900 million - a 37% reduction compared to the previous financial year.

Finally, and most importantly, Optus turned a A$1.1 billion net funding requirement last year into a net cash surplus of A$281 million. A combination of the strong EBITDA performance, strict capital expenditure control and a focus on working capital management delivered this cash flow performance.

SECTION III : OPTUS

OPERATING REVENUE

	Quarter 31 Mar 2003 A$ m	Quarter 31 Mar 2002 A$ m	YOY Chge %	Financial Year 31 Mar 2003 A$ m	Financial Year 31 Mar 2002 A$ m	YOY Chge %
Operating revenue by division:						
Mobile	795	639	24.5	2,920	2,433	20.0
Optus business	264	234	13.1	969	845	14.7
Optus wholesale	113	110	2.9	447	559	-20.0
Consumer and multimedia	336	273	23.3	1,268	1,036	22.4
Less inter-divisional revenue [1]	(15)	(16)	-5.7	(54)	(64)	-16.1
Total	**1,494**	**1,240**	**20.5**	**5,550**	**4,809**	**15.4**

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus reported double digit revenue growth for the fourth successive quarter, with all retail divisions exhibiting continued revenue growth of more than 10%.

Overall revenue growth climbed to 15% for the financial year, reflecting continued market share gains.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 31 Mar		YOY Chge	Financial Year 31 Mar		YOY Chge
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Mobile communications revenue [1]						
Services	708	621	14.1	2,669	2,349	13.6
Equipment	87	18	380.1	251	84	197.0
	795	**639**	**24.5**	**2,920**	**2,433**	**20.0**
Operational EBITDA [2]	**282**	**245**	**15.3**	**1,056**	**816**	**29.4**
- EBITDA margin	***36%***	***38%***		***36%***	***34%***	

Key Drivers	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	1,834	1,315	1,663	1,834	1,315	39.5
Postpaid	2,888	2,845	2,875	2,888	2,845	1.5
Total	**4,722**	**4,160**	**4,537**	**4,722**	**4,160**	**13.5**
Mobile Penetration rate [3]	***70%***	***63%***	***68%***	***70%***	***63%***	
MOUs per subscriber per month [4]						
Prepaid [5]	57	25	47	43	30	43.7
Postpaid	121	111	125	122	116	5.1
ARPU per month (A$) [4]						
Prepaid	21	23	23	21	20	3.0
Postpaid	68	63	68	66	62	6.3
Blended	**51**	**51**	**52**	**50**	**50**	**0.4**
Data revenue as a percentage of service revenue	***14%***	***9%***	***11%***	***11%***	***8%***	
Market (000s) [6]	**13,924**	**12,365**	**13,414**	**13,924**	**12,365**	**12.6**
Market share - total [6]	***34%***	***34%***	***34%***	***34%***	***34%***	
Retail postpaid churn rate per month [7]	***1.5%***	***1.7%***	***1.5%***	***1.5%***	***1.6%***	
% GSM users through wholesale	***18%***	***18%***	***18%***	***18%***	***18%***	

Notes:
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) The installation of new switches completed in March 2003 has given Optus a more complete view of all free minutes provided to prepaid customers for reporting purpose.
(6) Market size and market share figures are Optus estimates.
(7) Churn now excludes customers transferring from postpaid to prepaid. Comparative data has been restated to this basis.

SECTION III : OPTUS

Mobile continued to deliver profitable growth, with top line revenue up 24% compared to the same quarter last year while EBITDA margins remained strong at 36%, assisted by lower acquisition and retention costs per subscriber, which were 7% lower than the same quarter last year.

Mobile service revenues for the quarter grew 14% compared to the same quarter last year, reflecting increases in customers and postpaid ARPU. Total customer numbers rose 14% to 4.7 million, with churn remaining low at 1.5%. Post-paid ARPU increased by 9%. This reflected a 9% increase in minutes of use and increasing contributions from mobile data. For the fourth quarter, mobile data represented 14% of service revenue.

Mobile has commenced a program to significantly improve coverage in the regional areas that are important to the business market. It now has around 3,500 base stations and plan to build another 400 in the next financial year.

Mobile cash capital expenditure for the financial year was A$294 million, 34% of the Optus total, and down 28% from A$411 million last year.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 31 Mar 2003 A$ m	Quarter 31 Mar 2002 A$ m	YOY Chge %	Financial Year 31 Mar 2003 A$ m	Financial Year 31 Mar 2002 A$ m	YOY Chge %
Business revenue						
Voice	98	90	8.4	395	330	19.9
Data and IP	83	74	12.6	323	280	15.4
Satellite	44	50	-12.4	161	167	-3.4
Professional services & other	39	19	104.2	90	69	30.3
	264	**234**	**13.1**	**969**	**845**	**14.7**
Wholesale revenue						
Voice	80	76	5.3	287	356	-19.4
Data and IP	34	34	-0.9	151	201	-25.2
Other	-	1	nm	9	2	@
	113	**110**	**2.8**	**447**	**559**	**-20.0**
Total revenue	**378**	**344**	**9.8**	**1,415**	**1,404**	**0.8**
Operational EBITDA [2]	**80**	**6**	@	**289**	**233**	**23.8**
- EBITDA margin	*21%*	*2%*		*20%*	*17%*	

Key Drivers	Quarter 31 Mar 2003	Quarter 31 Mar 2002	Quarter 31 Dec 2002	Financial Year 31 Mar 2003	Financial Year 31 Mar 2002	YOY Chge %
Business voice minutes (m min)	1,099	932	1,069	4,262	3,377	26.2
Wholesale voice minutes (m min)	882	724	851	3,388	3,186	6.3
As at end of period:						
64k equivalent lines (000s) [3]	514	419	505	514	419	22.6
Buildings connected [4]	9,205	6,449	8,694	9,205	6,449	42.7

@ denotes more than 500%

Notes:
(1) This data incorporates the Optus Business and Optus Wholesale divisions.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(4) Directly connected buildings include all connections via all access media - fibre, DSL, LMDS, fixed wireless, satellite and leases.

Optus' focus on the corporate market continued to succeed, with the Business division sustaining double digit revenue growth of 13%, compared to the same quarter last year.

Optus' position as the major provider of satellite services in Australia was demonstrated during the quarter by the announcement of a major contract to carry digital TV signals via satellite for the Special Broadcasting Service Corporation (SBS). The deal is expected to be worth more than A$70 million over its 10-year term, which is expected to commence in June 2003.

Data and IP revenue for the business segment continued the strong growth of previous quarters, with 15% growth for the financial year as a whole.

SECTION III : OPTUS

A key strategy has been to reduce reliance on the incumbent's network when connecting new business customers. The Optus Business network provides service to over 9,000 buildings. 80% of new services in this financial year were provided using Optus network infrastructure (fibre, radio, DSL or satellite).

Subject to final discussions with Arianespace, and as previously announced, the Optus Satellite team expects to launch the C1 satellite in June 2003. Professional services revenue for the quarter includes some revenue from delivery of the C1 ground segment to the Australian Department of Defence.

Wholesale revenues have been stabilising in recent quarters. This has been achieved by competitive offerings (including bundled solutions) to strategically significant customers, resulting in higher volumes that have offset pricing pressures.

Combined EBITDA margins at 21% continued the improvement evident in previous quarters. Margins for the same quarter last year were significantly impacted by some low margin wholesale resale business.

Capital expenditure was down 18% for the year as a whole, to A$377 million from A$461 million last year, despite a 43% increase in the number of buildings connected. This reflects greater capital efficiency and savings synergies within the SingTel Group.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 31 Mar		YOY	Financial Year 31 Mar		YOY
	2003 A$ m	2002 A$ m	Chge %	2003 A$ m	2002 A$ m	Chge %
HFC voice revenue	103	88	16.4	398	343	16.0
Cable Internet & pay TV revenue (1)	57	50	14.0	216	186	16.2
HFC	**160**	**138**	**15.6**	**614**	**529**	**16.1**
Narrowband Internet revenue	24	20	18.5	88	69	26.7
Off network voice revenue	153	115	33.3	567	438	29.4
Total revenue	**336**	**273**	**23.3**	**1,268**	**1,036**	**22.4**
Operational EBITDA (2)	**28**	**(1)**	**nm**	**5**	**(116)**	**nm**
- EBITDA margin	***8%***	***0%***		***0%***	***(11%)***	

Key Drivers	Quarter			Financial Year		YOY
	31 Mar 2003	31 Mar 2002	31 Dec 2002	31 Mar 2003	31 Mar 2002	Chge %
HFC						
HFC ARPU per month (A$) (3)	102	90	102	99	na	nm
As at end of period (000s):						
Local telephony customers (4)	504	493	505	504	493	2.3
Other customers (4)	37	41	36	37	41	-10.5
Total HFC customers	**540**	**534**	**541**	**540**	**534**	**1.3**
Local telephony bundling rate (5)	***60%***	***57%***	***59%***	***60%***	***57%***	
HFC penetration (6)	***39%***	***38%***	***39%***	***39%***	***38%***	
Internet						
As at end of period (000s):						
Dial-up delivered over HFC network	124	120	132	124	120	3.2
Dial-up delivered off network	372	267	332	372	267	39.0
HFC broadband	96	57	85	96	57	68.6
Total Internet customers (000s)	**592**	**444**	**549**	**592**	**444**	**33.1**
Off Network						
As at end of period (000s):						
Total local call resale customers	401	247	363	401	247	62.3
Total long distance customers	589	489	561	589	489	20.4

Notes:

(1) Including cable TV, cable interactive TV and broadband HFC internet.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) HFC broadband ARPU has been redefined to include dial up Internet delivered over the HFC network.
(4) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers includes all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of cable television or broadband internet.
(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of broadband Internet, dial-up Internet or cable TV).
(6) Based on 1.4 million serviceable homes.

SECTION III : OPTUS

The performance of the Consumer division improved dramatically this year. Sustained operational improvements combined with a successful restructuring of pay television costs delivered a positive operational EBITDA result of A$5 million for the year as a whole, a turnaround of A$121 million.

The division has maintained its focus on high value customers, with 23% revenue growth in the fourth quarter. HFC revenues grew 16%. Optus now has over 500,000 telephony customers on the HFC network. Of these, 60% also take Internet or pay television, helping ARPU grow by 14% compared to the same quarter last year.

For Optus' HFC business, the primary focus is improving margins and cash flows. The emphasis is on increasing ARPU, rather than merely adding new customers, by bundling telephony products with cable modem or dial up Internet.

Consumer off network voice revenues grew 33%. Optus now has 401,000 local call resale customers, with 22% taking dial up Internet as well.

This sustained focus on high value customers has resulted in consistent operational EBITDA improvement. The A$28 million EBITDA profit this quarter also reflected a full three months of benefits from the Foxtel television content sharing deal, as well as the benefits of a strong focus on profitable growth and cost control.

Reporting of the division's customer numbers now emphasizes the current marketing focus for both the HFC network and off network, which is targeted at attracting profitable telephony customers who take a bundle of products, including dial-up Internet.

The division's cash capital expenditure for the financial year was A$136 million, 16% of the Optus total, and down 55% from A$299 million last year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter		YOY Chge	Financial Year		YOY Chge
	31 Mar			31 Mar		
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Traffic expenses	339	300	12.9	1,366	1,195	14.3
Selling & administrative	371	356	4.2	1,370	1,391	-1.5
Staff costs	187	164	13.7	747	742	0.7
Cost of sales	185	154	20.5	664	513	29.5
Capitalisation of costs [1]	(25)	(21)	17.8	(95)	(138)	-31.5
Repair & maintenance and others	36	46	-22.4	154	181	-14.9
Total	**1,093**	**999**	**9.4**	**4,207**	**3,884**	**8.3**
As a percentage of operating revenue:						
Traffic expenses	23%	24%		25%	25%	
Selling & administrative	25%	29%		25%	29%	
Staff costs	12%	13%		13%	15%	
Cost of sales	12%	12%		12%	11%	
Capitalisation of costs [1]	-2%	-2%		-2%	-3%	
Repair & maintenance	2%	4%		3%	4%	
	73%	**81%**		**76%**	**81%**	

	Quarter			Financial Year		YOY Chge
	31 Mar 2003	31 Mar 2002	31 Dec 2002	31 Mar 2003	31 Mar 2002	%
Staff statistics						
Number of employees, at end of period	8,588	8,283	8,630	8,588	8,283	3.7
Average number of employees	8,609	8,325	8,590	8,436	8,378	0.7
Revenue per employee (A$'000) [2]	174	149	169	658	574	14.6

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Cost control continues to be a priority for Optus, resulting in operating costs as a percentage of operating revenue being 8 percentage points lower than the same quarter last year, and 5 percentage points lower for the financial year as a whole.

For the financial year, traffic costs as a percentage of revenue were in line with last year.

Selling and administrative costs as a percentage of revenue maintained the 4 percentage points reduction evident in previous quarters this financial year.

SECTION III : OPTUS

Staff costs for the year were flat, but as a percentage of revenue were 2 percentage points lower. Staff numbers and costs were closely managed throughout the year.

The increase in cost of sales for the year was largely due to the increase in mobile equipment sales. In the fourth quarter, the increase is also due to the recognition of costs relating to the ground segment of the C1 satellite contract for the Australian Department of Defence.

Lower capitalisation of costs for the financial year resulted from Optus' reduced capital expenditure programme.

The reduction in repair and maintenance and other costs for the year was mainly due to the negotiation of better value contracts with major suppliers.

OTHER INCOME

Other income for the financial year included a dividend from the One-Tel liquidator. This debt was fully provided for last year.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter		YOY	Financial Year		YOY
	31 Mar		Chge	31 Mar		Chge
	2003	2002	%	2003	2002	%
	A$ m	A$ m		A$ m	A$ m	
Southern Cross	(3)	(22)	-85.7	2	(63)	nm
Virgin Mobile	-	(9)	nm	(1)	(36)	-97.5
Excite @Home	-	-	-	-	(8)	nm
Total	**(3)**	**(31)**	**-89.6**	**2**	**(107)**	**nm**

In contrast to preceding quarters, Southern Cross' result for the quarter did not include any one-off revenues, but still showed a significant improvement on the same quarter last year.

Equity accounting for Virgin Mobile was suspended in the June quarter of this year because the carrying amount of the investment was reduced to nil.

For the financial year, there is a small positive contribution from joint ventures compared to a A$107 million loss last year.

In April 2003, Southern Cross restructured its bank facility, extending the maturity date of the loan to April 2008 and modifying other terms to provide additional financial flexibility.

Optus has provided contingent credit support of up to US$45.3 million, whilst Telecom New Zealand provided support of up to US$105.7 million. The support amounts will reduce as the bank facility is repaid with the proceeds from further market sales.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 31 Mar		YOY Chge	Financial Year 31 Mar		YOY Chge
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Depreciation of property, plant & equipment	259	214	21.0	965	881	9.6
Other amortisation	10	15	-34.9	33	20	69.5
	268	**228**	**17.5**	**999**	**900**	**10.9**
Amortisation of goodwill	**1**	**1**	**-30.0**	**3**	**3**	**-21.2**
Depreciation as a percentage of operating revenue	*18%*	*18%*		*18%*	*19%*	

Depreciation continued to decline as a percentage of operating revenue, reflecting capital expenditure restraint and the benefit of the consequential effect of fair value adjustments to assets on acquisition by SingTel.

Net Finance Expense

	Quarter 31 Mar		YOY Chge	Financial Year 31 Mar		YOY Chge
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Gross interest on borrowings	64	69	-6.7	270	280	-3.5
Interest capitalised	(8)	(9)	-13.6	(30)	(39)	-23.3
Net interest expense	57	60	-5.7	240	241	-0.3
Interest income	(1)	(3)	-69.7	(6)	(14)	-59.3
Total	**56**	**57**	**-1.9**	**234**	**227**	**3.4**

Gross interest expense before capitalisation for the quarter was 6.7% lower than the same quarter last year reflecting lower average borrowings. Lower interest capitalisation for the financial year reflected reduced expenditure on the projects of long duration that qualify for interest capitalisation.

SECTION III : OPTUS

Exceptional Items

	Quarter 31 Mar 2003 A$ m	Quarter 31 Mar 2002 A$ m	YOY Chge %	Financial Year 31 Mar 2003 A$ m	Financial Year 31 Mar 2002 A$ m	YOY Chge %
Provision for international settlement differences	-	-	-	(45)	-	nm
Loss on liquidation of reseller	-	-	-	-	(59)	nm
Strategic review costs	-	-	-	-	(28)	nm
Others	-	*	nm	-	6	nm
Total	**-**	*****	**nm**	**(45)**	**(81)**	**-43.8**

** denotes less than A$500,000*

There were no exceptional items before income tax for the fourth quarter.

Taxation

	Quarter 31 Mar 2003 A$ m	Quarter 31 Mar 2002 A$ m	YOY Chge %	Financial Year 31 Mar 2003 A$ m	Financial Year 31 Mar 2002 A$ m	YOY Chge %
Optus' Australian income tax expense	(19)	10	nm	42	21	101.9
Share of joint ventures income tax	*	(1)	nm	*	(3)	nm
	(19)	**9**	**nm**	**42**	**18**	**139.8**
Exceptional tax credit	**(308)**	**-**	**nm**	**(308)**	**-**	**nm**
Total	**(328)**	**9**	**nm**	**(266)**	**18**	**nm**

@ denotes less than A$500,000

Optus included an exceptional tax benefit in its income statement this financial year. The one-off benefit of A$308 million reflected the accounting impact of the Australian Federal Government's recently introduced tax consolidation legislation, the latest tranche in its tax reform measures.

Under tax consolidation, the value of the SingTel's investment in Optus is calculated according to certain rules set out in the legislation. A portion of this value is then transferred to certain tax depreciable assets. The benefit of A$308 million resulted from the net increase in the tax value of those assets.

Optus also recognised, as a benefit in this quarter, additional income tax losses not recognised in the first nine months. The benefit of these losses reduced the overall Optus tax expense for the year below the expense reported for the first nine months.

Optus' normalised tax expense, after removing these prior period benefits, amounted to A$31 million for the quarter.

Tax losses incurred before SingTel's acquisition and available for future utilisation are also being recognised in the quarter. This will result in a corresponding reduction in the goodwill arising from the Optus acquisition in SingTel's accounts. (Please refer to Section I – Page 10).

SECTION III : OPTUS

CASHFLOW AND CAPITAL EXPENDITURE

	Quarter			Financial Year		YOY
	31 Mar	31 Mar	31 Dec	31 Mar		Chge
	2003 A$ m	2002 A$ m	2002 A$ m	2003 A$ m	2002 A$ m	%
Net cash inflow from operating activities						
Profit/(Loss) before tax	**62**	**(67)**	**47**	**70**	**(385)**	**nm**
Non cash items	326	301	361	1,279	1,278	0.1
Operating cashflow before working capital changes	388	234	399	1,350	894	51.0
Changes in operating assets and liabilities	69	102	(9)	76	(123)	nm
	457	337	390	1,426	771	85.0
Tax paid	*	-	*	*	-	nm
Net cash inflow from operating activities	**457**	**337**	**390**	**1,426**	**771**	**85.0**
Net cash (outflow) /inflow from investing activities						
Purchases of property, plant and equipment	(231)	(68)	(247)	(875)	(1,383)	-36.7
Purchases of licenses and other intangibles	(1)	-	(2)	(3)	(111)	-97.0
Others	18	(8)	(1)	18	(110)	nm
	(214)	**(76)**	**(249)**	**(861)**	**(1,604)**	**-46.3**
Net cash (outflow) /inflow from financing activities						
Finance lease payments (excluding interest)	(27)	(17)	(7)	(65)	(109)	-40.1
Borrowing from SingTel	486	-	815	1,301	-	nm
Share issues less share buy-back	-	-	-	-	(11)	nm
Net (decrease)/increase in other borrowings	(610)	(146)	(893)	(1,537)	1,012	nm
	(151)	(163)	(85)	(302)	893	nm
Net interest paid on borrowings and swaps (including finance lease interest)	(64)	(45)	(76)	(284)	(264)	7.6
	(215)	**(208)**	**(162)**	**(586)**	**629**	**nm**
Net change in cash and cash equivalents	**28**	**52**	**(21)**	**(21)**	**(205)**	**-89.9**
Cash and cash equivalents at beginning	30	26	51	79	279	-71.8
Cash held by controlled entity at date of acquisition	-	-	-	-	5	nm
Cash and cash equivalents at end	**58**	**79**	**30**	**58**	**79**	**-26.2**
Free cash flow [(1)]	**227**	**269**	**143**	**551**	**(612)**	**nm**
Cash flow before borrowings [(2)]	**179**	**215**	**65**	**281**	**(1,097)**	**nm**
Capital expenditure - accrual basis	**338**	**322**	**277**	**885**	**1,293**	**-31.6**
Cash capex to operating revenue				***16%***	***29%***	

@ denotes less than A$500,000

Notes:

(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.

(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

Cash capital expenditure

	Quarter 31 Mar 2003 A$ m	Quarter 31 Mar 2002 A$ m	YOY Chge %	Financial Year 31 Mar 2003 A$ m	Financial Year 31 Mar 2002 A$ m	YOY Chge %
Mobile	103	41	151.6	294	411	-28.3
Business & wholesale	75	(57)	nm	377	461	-18.3
Consumer & multimedia	25	33	-23.6	136	299	-54.5
Other	28	51	-45.7	68	213	-67.9
Total	**231**	**68**	**238.4**	**875**	**1,383**	**-36.7**

Net cash flow from operating activities for the financial year as a whole improved 85% to A$1.43 billion, as a result of Optus' strong operational EBITDA improvement and better management of working capital.

The strict focus on capital expenditure continued, with cash capital expenditure falling by 37% to A$875 million. Optus almost halved its ratio of capital expenditure to revenue, which fell to 16%, from 29% last year.

Cash flow before borrowings was a positive A$281 million for the financial year, compared to a funding requirement of A$1.10 billion for last year. Cash flow remains a key focus for the business.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS

FOR THE QUARTER ENDED 31 MARCH 2003

- **Group share of pre-tax earnings from associates increased to S$275 million**
- **BSI contributed S$75 million (including S$43 million exceptional credit) upon re-instatement of equity accounting given its strengthened operating and financial risk profile**
- **Strong growth in contributions from all regional mobile associates**

FOR THE YEAR ENDED 31 MARCH 2003

- **Group share of pre-tax earnings from associates increased to S$1.03 billion**
- **Contributions from associates accounted for 47% of the Group's profit before tax and exceptional items, up from 11% last year**
- **Telkomsel is the largest overseas associate contributor at S$276 million**
- **Associates contributed S$272 million in dividends**
- **Number of proportionate regional mobile subscribers up 44% to 13.9 million**

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

	Equity Int %	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 S$ m	YOY Chge %
Regional Mobile Associates							
Telkomsel	35.0	81	33	143.8	276	33	729.7
AIS [2]	21.6	54	32	70.0	192	131	47.0
Globe Telecom[2]	29.1						
- share of results		26	20	31.5	98	63	55.7
- share of forex losses		(1)	(2)	-40.0	(5)	(7)	-23.1
Bharti Telecom / Bharti Tele-Ventures [3]		7	3	168.0	(17)	*	@
		167	86	94.6	545	220	147.1
Other SingTel (ex-Optus) Associates							
Belgacom S.A. [2] [4]	13.5	60	50	19.0	235	210	12.0
PT Bukaka ("BSI") [2] [5]	40.0	33	-	nm	33	-	nm
New Century InfoComm ("NCIC") [2]	24.3	(5)	(5)	-5.9	(20)	(13)	59.5
Others		1	(19)	nm	(19)	(51)	-62.2
Share of profits before exceptionals		255	112	128.3	773	367	110.8
Share of exceptional profits/(losses) of:							
Belgacom S.A.							
- gain on disposal of investments		-	97	nm	250	97	157.2
- staff restructuring costs		-	(163)	nm	-	(163)	nm
AIS - network migration costs and others		-	(17)	nm	(11)	(17)	-38.2
Globe - impairment charge and others		(5)	-	nm	(10)	-	nm
BSI - cumulative profits from FY1998 to FY2001 [5]		43	-	nm	43	-	nm
NCIC - impairment charges		(15)	-	nm	(15)	-	nm
		23	(83)	nm	257	(83)	nm
SingTel		278	28	@	1,031	284	263.5
Optus							
Southern Cross [6]	40.0	(3)	(21)	-84.8	2	(27)	nm
Virgin Mobile [6]	31.2	-	(8)	nm	(1)	(16)	-95.5
Optus		(3)	(29)	-89.0	1	(43)	nm
Group		275	(1)	nm	1,032	241	329.0

@ denotes more than 500% ** denotes less than S$500,000*

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the year ended 31 December 2002. One-off transactions between 31 December 2002 and 31 March 2003 which are material are also accounted by the Group in the current year.

(3) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(4) The effective interest of Belgacom after deducting minority interest is 12.15%.

(5) BSI was re-equity accounted for from current quarter ended 31 March 2003.

(6) The share of results of Optus' associates for FY 2002 was from 1 October 2001 to 31 March 2002 as Optus was consolidated from 1 October 2001 for statutory reporting purpose. See Optus Management Discussion & Analysis for share of associates' results from 1 April 2001 to 31 March 2002.

In the current quarter, the Group's share of total pre-tax earnings from its associates rose to S$275 million, accounting for 47% of the Group's profit before tax and exceptional items. The increase was due mainly to strong performance of the regional associates as well as a S$75 million contribution from BSI whereby the Group had from this quarter resumed equity accounting for its share of earnings.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

BSI, a 40% owned joint venture, was fully provided for in the financial year ended 31 March 1998. At that time, the provision was made in view of BSI weakened financial position caused by its substantial foreign debt liabilities when the Indonesian Rupiah plunged during the 1997 Asian financial crisis. Following the full provision, BSI's results from 1998 were not equity accounted for by SingTel.

With strong free cash flows generated, BSI was able to fully repay its bank and equipment debts in March 2003. In view of BSI's much improved operating and financial risk profile, the Group re-instated equity accounting for the results of BSI. The share of profits from 1998 to 2001 amounting to S$43 million, was classified as share of exceptional gain of associates. The share of its profits amounting to S$33 million in 2002 has been accounted for as ordinary results in the current quarter. In addition, the write back of the provision for diminution of S$67 million has been accounted for under corporate exceptional gain (see Section II- Page 30).

For the year ended 31 March 2003, the Group recorded a sharp increase of 329% in its share of profits from associates. Excluding exceptional items, the Group's share of earnings from the ordinary operations of associates rose 139% to S$775 million.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia, with a market share of 52% in March 2003.

Telkomsel with its sterling financial performance in 2002 has become the largest overseas associate contributor to the Group's ordinary profits. Share of profits from Telkomsel was up sharply by 144% to S$81 million in the current quarter, and was a significant S$276 million for the full year.

Telkomsel's robust performance was driven by a 77% growth of the subscriber base to 6.6 million from 3.7 million a year ago.

In February 2003, Telkomsel became the first operator in Indonesia to commercially launch its international roaming service for prepaid subscribers, allowing its prepaid subscribers to roam to 16 countries.

SingTel received total dividends of S$56 million from Telkomsel during the year.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a whole range of mobile, local, regional and international telephone services, leased lines and data communications. Its mobile subsidiary, Proximus-Belgacom Mobile, is the market leader for mobile services in Belgium.

Whilst Belgacom's operating revenue for 2002 was stable compared to a year ago, operating profit and net profit improved due to lower operating expenses as well as the deconsolidation of certain loss making subsidiaries following disposal.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Belgacom's net profit was also enhanced by the sale of its investment in BEN Nederland, a mobile communications operator in the Netherlands. The divestment, which was completed in September 2002, resulted in a EUR 963 million gain for Belgacom. SingTel's share of this gain amounted to S$228 million. This, coupled with the gain on disposal of subsidiary, Belgacom France, in the first quarter, resulted in a total exceptional gain of S$250 million to SingTel for the financial year ended 31 March 2003.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As of 31 March 2003, It is also the third largest listed company on the Stock Exchange of Thailand.

SingTel's share of results from AIS for the year increased an impressive 47% to S$192 million, boosted by robust subscriber growth resulting from lower handset costs after the handset market was liberalised in 2002. Improving ARPU from a less aggressive promotional campaign in the second half of 2002 also boosted its bottomline.

The number of mobile phone subscribers surged to 11.5 million from 6.6 million a year ago. Despite the keen competitive market after the entry of three new operators last year, AIS remains the market leader with over 60% market share in March 2003.

The net exceptional loss in this financial year arose from an accelerated depreciation charge on the analogue cellular network due to an earlier scheduled shutdown, marketing costs incurred in migrating analogue subscribers to its GSM network and an impairment charge on its discontinued paging operations.

Globe Telecom, Inc ("Globe")

Globe is the largest mobile communications services provider in the Philippines in terms of revenue and is listed on the Philippine Stock Exchange.

For the year under review, SingTel's share of profits from Globe amounted to S$98 million, a 56% increase over last year. Operating revenue grew 29% year on year, spurred by strong growth in subscribers and traffic volumes. Short messaging service has been a major growth driver.

As at 31 March 2003, Globe had 7.1 million mobile subscribers, up from 5.0 million a year ago. The "Touch Mobile" brand continued to gain momentum. From its launch in September 2001, "Touch Mobile" has rapidly grown from a start-up brand to a formidable alternative brand.

Globe provided Peso 2.2 billion for asset write-off in September 2002 as a result of the operational integration of Globe and Islacom wireless networks. Part of the Islacom network was shut down to avoid duplication. In March 2003, Globe also provided for its investment in C2C.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Bharti Group ("Bharti")

Bharti Tele-Ventures Limited is India's leading private sector provider of telecommunications services and is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai. Bharti provides mobile, fixed-line, long distance and integrated network solutions.

Bharti now offers mobile services in 15 out of 22 circles in India and fixed line services in 6 circles in India.

Bharti posted a net profit in the fourth quarter ended March 2003. This was achieved despite more intense competition. Bharti's cellular subscriber base increased to 3.1 million or approximately a quarter of India's mobile market. Phone usage also increased, but ARPU fell 10% in the fourth quarter due to tariff cuts.

For the year, Bharti posted a net loss as it had invested heavily to start up operations in 15 licensed regions.

NCIC

NCIC results included provisions for impairment charges for investments, including for C2C, in the quarter.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which had been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the financial performance of the Group.

Proportionate operating revenue	Quarter 31 Mar		YOY	Financial Year 31 Mar		YOY
	2003 S$ m	2002 S$ m	Chge %	2003 S$ m	2002[1] S$ m	Chge %
Group revenue						
Singapore	1,180	1,216	-3.0	4,731	4,923	-3.9
Overseas	1,549	1,178	31.5	5,528	2,347	135.6
	2,729	**2,394**	**14.0**	**10,259**	**7,269**	**41.1**
Proportionate share of						
Singapore	39	45	-15.0	157	144	9.3
Overseas	1,026	809	26.9	3,503	2,484	41.0
	1,065	**854**	**24.7**	**3,659**	**2,627**	**39.3**
Enlarged revenue	**3,794**	**3,248**	**16.8**	**13,918**	**9,897**	**40.6**
Comprising						
SingTel (Ex-Optus)	1,180	1,216	-3.0	4,731	4,923	-3.9
Optus	1,549	1,178	31.5	5,528	2,347	135.6
Regional Mobile Associates	573	386	48.6	1,899	1,092	73.9
Belgacom	321	307	4.6	1,209	1,181	2.4
Others	170	161	5.5	552	354	55.6
Enlarged revenue	**3,794**	**3,248**	**16.8**	**13,918**	**9,897**	**40.6**
% of overseas rev to Group rev	***57%***	***49%***		***54%***	***32%***	
% of overseas rev to enlarged rev	***68%***	***61%***		***65%***	***49%***	

Note:

(1) Included Optus' operating revenue from 1 October 2001 only.

Based on the enlarged revenue, the contribution of overseas revenue rose by 7 percentage points in the fourth quarter to 68% and by 16 percentage points to 65% for the year, reflecting the success of the Group's overseas diversification efforts.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate EBITDA [2]	Quarter 31 Mar 2003 S$ m	Quarter 31 Mar 2002 S$ m	YOY Chge %	Financial Year 31 Mar 2003 S$ m	Financial Year 31 Mar 2002 [1] S$ m	YOY Chge %
Operational EBITDA						
SingTel (ex-Optus)	547	618	-11.4	2,397	2,587	-7.4
Optus	404	237	70.5	1,346	470	186.6
	952	**855**	**11.3**	**3,743**	**3,057**	**22.5**
Proportionate share of EBITDA of associates						
Regional Mobile Associates	287	136	110.5	931	427	118.3
Belgacom	115	86	33.2	453	412	9.9
Others	58	(105)	nm	143	(146)	nm
	459	**118**	**290.6**	**1,527**	**693**	**120.4**
Compensation from IDA	**84**	**84**	**-**	**337**	**337**	**-**
Total	**1,495**	**1,057**	**41.5**	**5,607**	**4,087**	**37.2**
EBITDA margin on enlarged revenue	***40%***	***33%***		***40%***	***41%***	

Notes:

(1) Included Optus' EBITDA from 1 October 2001 only.

(2) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA increased by 37% on a year on year basis, boosted by a strong 120% increase in EBITDA contribution from the associates.

Overseas EBITDA contributed a significant 51% to the Group's EBITDA for the year from 28% last year.

Proportionate share of mobile subscribers [1]	Total Number 31 Mar 2003	Total Number 31 Mar 2002	Prorata Number 31 Mar 2003	Prorata Number 31 Mar 2002	Prorata Number 31 Dec 2002
(In 000s)					
SingTel Mobile	1,548	1,467	1,548	1,467	1,555
Optus	4,722	4,160	4,722	4,160	4,537
	6,270	**5,627**	**6,270**	**5,627**	**6,092**
Regional Mobile Associates					
- AIS	11,535	6,559	2,486	1,412	2,298
- Globe	7,110	4,999	2,066	1,453	1,910
- Telkomsel	6,600	3,733	2,310	832	2,104
- Bharti Group	3,071	1,351	798	345	723
	28,316	**16,642**	**7,660**	**4,041**	**7,034**
Asia	**34,586**	**22,269**	**13,930**	**9,668**	**13,126**
Belgacom	3,603	3,435	438	417	436
Group	**38,189**	**25,704**	**14,368**	**10,086**	**13,563**

Note:

(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

On a proportionate share basis, SingTel's mobile subscriber base in Asia as at 31 March 2003 increased by 6.1% over the preceding quarter to over 13.9 million. Compared to a year ago, the increase was 44%.

The large subscriber base has enabled the Group to continue to leverage on joint product development efforts and achieve procurement synergies.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Dividends from associated companies	Financial Year 31 Mar		YOY Chge
	2003 S$ m	2002 S$ m	%
Regional Mobile Associates			
AIS	10	9	15.6
Telkomsel	56	-	nm
	66	**9**	@
Belgacom	197	50	293.4
Others	8	8	3.8
Total	**272**	**67**	**304.6**

@ denotes more than 500%

Associates continued to make significant contributions to the Group's cash flow. Dividends from these companies increased by four times to S$272 million for the year ended 31 March 2003.

Additionally, on 1 April 2003, Globe declared a cash dividend of Peso 14 per share, its first dividend in 13 years. The dividend is equivalent to a 31% payout on its 2002 profits.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Belgacom	Globe
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1996**	**1993**
Effective shareholding %	35.0%	28.46%	21.55%	12.15%	29.06%
Investment to date *	S$1.93 bil	S$1.13 bil	S$870 mil	S$930 mil	S$468 mil
Closing market share price (1)	NA	INR 28.3	THB 41.75 (5) THB 42.50 (6)	NA	PHP565
Market capitalisation					
-total (S$ bil)	NA	S$1.95bil	S$5.08 bil	NA	S$2.83 bil
-SingTel holding	NA	S$ 560 mil	S$1.1billion	NA	S$822 mil
Operational Performance :					
Mobile penetration rate (2)	6%	1%	29%	78%	19%
Market share (2)	52%	24%	62%	53%	43%
Market position (3)	#1	#1	#1	#1	#1
Mobile subs ('000)					
- aggregate	6,600	3,071	11,535	3,603	7,110
- proportionate	2,310	798	2,486	438	2,066
Growth in mobile subs (%) (4)	77%	127%	76%	5%	42%

* Inclusive of minority interests

Notes:

(1) Based on closing market price on 31 March 2003, in local currency.

(2) Based on latest data available as at 31 March 2003, except for Globe, which is based on data as at 31 December 2002.

(3) Based on number of cellular subscribers except for Globe, which is based on share of operating revenue.

(4) Compared against 31 March 2002.

(5) Based on local market price.

(6) Based on foreign market price.

SECTION V : GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C group of companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"GPRS"	General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilises the network when there is data to be sent.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"HSCSD"	High-Speed Circuit-Switched Data, a circuit-switched wireless data transmission for mobile users at data rates of up to 38.4 kpbs.
"MMS"	Multimedia messaging service, which allows users to send and receive messages that contain pictures, music clips, voice recording and text to each other with MMS-enabled mobile phones.
"MD&A"	This refers to "Management Discussion & Analysis".
"NA"	Not applicable.
""NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"Outdoor Wireless Surf"	Brand name for SingTel's wireless Local Area Network which allows SingTel and SingNet customers to access the Internet wirelessly at broadband speeds of up to 512 kpbs at more than 150 SingTel's wireless hotspots in Singapore.
"QTD"	Quarter-to-date
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"YTD"	Year-to-date, refers to the financial period/ year from 1 April.

SEC File No: 82-3622

Singapore Telecommunications Ltd And Subsidiary Companies — Appendix 1

BALANCE SHEETS

	As at		
	31 Mar 2003 S$ million	31 Mar 2002 S$ million	31 Dec 2002 S$ million
Current assets			
Cash and cash equivalents	949	1,729	729
Short term investments	108	515	255
Trade and other debtors	2,265	2,494	2,118
Inventories	477	450	338
	3,799	5,187	3,440
Non-current assets			
Intangibles	521	525	504
Goodwill on consolidation	10,295	11,045	10,629
Property, plant and equipment (net)	12,632	13,438	13,013
Associated companies	4,846	3,785	4,735
Joint venture companies	359	313	279
Long term investments	227	599	336
Deferred tax asset	953	392	333
Other non-current assets	39	67	55
	29,872	30,163	29,885
Total assets	33,671	35,350	33,325
Current liabilities			
Trade and other creditors	2,696	2,956	2,320
Provisions	19	18	100
Advanced billings	586	530	406
Current income tax	478	600	399
Borrowings (unsecured)	428	295	559
Borrowings (secured)	340	98	291
	4,546	4,497	4,073
Non-current liabilities			
Borrowings (unsecured)	8,946	10,405	9,058
Borrowings (secured)	958	1,079	1,029
Long term advance billings	1,368	1,769	1,468
Other non-current liabilities	204	80	260
Deferred income tax	603	710	681
Deferred income	1,426	1,779	1,512
	13,506	15,821	14,007
Total liabilities	18,052	20,318	18,079
Net assets	15,619	15,032	15,245
Share capital and reserves			
Share capital	2,674	2,674	2,674
Translation reserve	210	23	(17)
Other reserves	12,586	11,882	12,190
Interests of shareholders of the Company	15,470	14,579	14,846
Minority interests	149	453	399
	15,619	15,032	15,245

Singapore Telecommunications Ltd And Subsidiary Companies

HISTORICAL FINANCIAL SUMMARIES

S$ Million	Quarterly FY 2002/03												Quarter FY 2001/02								Full Year	
	4Q			3Q			2Q			1Q			4Q			3Q			2Q	1Q	2002/03	2001/02
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	SingTel		
Income Statement																						
Operating revenue	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	1,216	1,178	2,394	1,211	1,169	2,380	1,253	1,243	10,259	7,269
Operating expenses (excl . Depreciation)	(647)	(1,133)	(1,779)	(596)	(1,091)	(1,687)	(577)	(981)	(1,557)	(555)	(984)	(1,539)	(615)	(949)	(1,564)	(583)	(935)	(1,517)	(595)	(578)	(6,562)	(4,254)
Operating profit	533	416	950	575	344	919	606	299	905	642	281	923	602	228	830	629	234	863	658	665	3,697	3,015
Other income	14	(12)	2	12	10	22	8	11	19	6	(3)	4	16	9	25	(1)	(2)	(2)	8	11	46	42
Operational EBITDA	547	404	952	587	354	941	614	310	924	648	278	926	618	237	855	628	233	861	666	676	3,743	3,057
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	84	337	337
Share of results of associated & joint venture companies	278	(3)	275	198	10	208	377	11	388	178	(17)	162	28	(29)	(1)	83	(14)	69	87	86	1,032	241
EBITDA	910	401	1,311	869	364	1,233	1,075	321	1,396	911	261	1,172	730	208	938	795	219	1,013	837	846	5,112	3,635
Depreciation & amortisation	(344)	(279)	(623)	(351)	(261)	(612)	(351)	(232)	(583)	(354)	(226)	(579)	(311)	(218)	(529)	(283)	(214)	(497)	(200)	(144)	(2,396)	(1,370)
Earnings before interest & income tax (EBIT)	566	123	688	518	103	622	723	90	813	558	35	593	419	(10)	409	512	5	517	638	701	2,716	2,264
Net finance (expense)/income	(76)	(58)	(133)	(56)	(56)	(112)	(103)	(59)	(162)	(60)	(60)	(120)	(37)	(54)	(90)	(38)	(55)	(93)	23	79	(527)	(81)
Profit before exceptional items	490	65	555	462	47	510	620	31	651	498	(25)	473	382	(64)	319	474	(50)	424	660	781	2,189	2,183
Exceptional items	(718)	-	(718)	(26)	-	(26)	6	(44)	(38)	(37)	-	(37)	(103)	0	(103)	11	-	11	9	22	(819)	(61)
Profit before tax	(228)	65	(163)	436	47	484	626	(13)	613	461	(25)	436	279	(64)	216	484	(50)	434	670	803	1,370	2,122
Taxation	(131)	346	216	(182)	(25)	(207)	(178)	(19)	(198)	(58)	(16)	(74)	(36)	(8)	(44)	(158)	13	(145)	(111)	(199)	(263)	(498)
Profit after taxation	(358)	411	53	254	22	277	448	(33)	416	403	(42)	361	244	(72)	172	326	(37)	289	559	604	1,107	1,624
Minority interests	260	-	260	19	-	19	(1)	-	(1)	16	-	16	10	-	10	1	-	1	(1)	(3)	294	7
Profit attributable to shareholders	(99)	411	313	274	22	296	448	(33)	415	418	(42)	377	254	(72)	182	327	(37)	290	558	601	1,401	1,631
Group Operating Revenue Composition																						
Mobile communications	203	722	925	205	675	880	211	616	827	207	607	813	197	584	780	195	563	758	184	180	3,445	1,902
National telephone	138	373	512	140	364	504	148	316	464	144	315	458	138	269	407	148	268	416	163	147	1,937	1,132
Data and Internet	274	191	465	288	185	473	298	179	477	307	173	480	309	170	479	312	161	473	319	301	1,895	1,572
International telephone	206	77	283	206	59	265	231	63	293	250	76	326	240	76	316	258	81	338	278	304	1,167	1,236
IT and engineering services	192	20	212	157	21	178	117	16	133	112	13	125	152	19	171	108	16	123	118	101	648	513
Miscellaneous [(1)]	167	166	333	176	130	306	178	90	269	178	81	259	181	61	241	191	82	272	192	210	1,167	915
	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	1,216	1,178	2,394	1,211	1,169	2,380	1,253	1,243	10,259	7,269
Group Operating Expenses Composition																						
Traffic expenses	147	351	498	138	358	496	158	318	476	149	333	482	173	286	458	165	301	466	170	183	1,951	1,277
Selling and administrative	156	385	541	147	344	491	134	317	452	145	319	465	144	338	482	142	328	469	141	122	1,948	1,214
Staff costs	176	168	344	167	171	338	174	150	324	163	161	324	193	136	329	181	130	311	181	173	1,329	994
Cost of sales	142	192	334	127	180	307	85	159	245	81	130	211	101	146	247	89	134	223	93	88	1,097	651
Repair and maintenance	37	36	73	22	32	54	35	39	74	27	37	64	30	46	76	20	40	59	19	20	265	175
Others	(12)	1	(11)	(4)	6	2	(10)	(3)	(13)	(11)	5	(6)	(27)	(2)	(28)	(14)	3	(11)	(9)	(8)	(28)	(56)
	647	1,133	1,779	596	1,091	1,687	577	981	1,557	555	984	1,539	615	949	1,564	583	935	1,517	595	578	6,562	4,254
Depreciation	196	268	464	186	250	437	190	223	412	197	220	417	144	203	347	149	208	356	150	145	1,730	998
Key Revenue Drivers																						
SingTel:																						
IT Outgoing Mins Total (million) (QTD/YTD)	235			227			250			274			263			270			282	281	986	1,095
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.54			0.53			0.56			0.55			0.54			1			0.60	0.59	0.54	0.58
Res Working DEL (000s)	1,145			1,150			1,153			1,155			1,159			1,156			1,154	1,153	1,145	1,159
Bus Working DEL (000s)	775			779			782			784			786			790			793	793	775	786
Total Working DEL (000s)	1,921			1,929			1,935			1,940			1,944			1,946			1,947	1,946	1,921	1,944
Total Cellular Subscribers (000s)	1,548			1,555			1,514			1,495			1,467			1,404			1,683	1,636	1,548	1,467
Total Cellular ARPU (YTD/QTD) (S$)																						
- Postpaid	69			70			72			74			72			76			77	78	72	74
- Prepaid	16			17			16			16			17			11			8	8	16	11
Optus*																						
Mobile Subscribers (000s)		4,722			4,537			4,341			4,226			4,160			4,035		3,878	3,733	4,722	4,160
Total Mobile ARPUs (A$) (QTD/YTD)		N/A			N/A			N/A			N/A			N/A			52		50	N/A	N/A	52
- Postpaid		68			68			66			63			63			N/A		N/A	62	66	62
- Prepaid		21			23			18			21			23			N/A		N/A	17	21	20
Consumer Broadband Customers (000s)		540			541			542			541			534			531		N/A	N/A	540	534

(1) - comprises revenue from postal services, sale of equipment, directory advertising, aeronautical and maritime, paging service, cable television, lease of satellite transponders and miscellaneous income.

* Optus' drivers for 1Q 2002 and 2Q 2002 are provided for information only. Optus' financial performance was consolidated only wef 3Q 2002.

C2C Pte Ltd– Key Information

Background

C2C is a leading independent provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a Trans-Pacific ring network between Japan and USA.

C2C's business strategy is to be a carrier's carrier, focusing mainly on providing wholesale bandwidth capacity to carrier customers. Unlike traditional undersea cable systems in Asia that provide only shore-to-shore connectivity, C2C works with local partners in various markets to provide a one-stop-shop for city-to-city connectivity, offering customers a direct link to the major business centres in Asia and USA. C2C's service offering consists of undersea cable network capacity, backhaul services as well as carrier hotel services.

The C2C intra-Asian Network was completed on schedule and activation of traffic commenced in January 2002. The Trans-Pacific network has been completed and is expected to be ready-for-service in the first quarter of FY03/04. In the meantime, C2C has capacity on the Japan-US cable system to provide connectivity between Asia and USA.

Operating Conditions

The undersea cable network industry and wholesale bandwidth business market has undergone significant changes over the past 12 months and the competitive landscape continues to evolve.

C2C has been affected by the general downturn in the industry that has affected all the key players. The significant deterioration in market conditions and the more general downturn in the global economy has led to significantly lower market demand for bandwidth capacity. A number of major participants in the industry have experienced serious financial difficulties, with several entities filing for bankruptcy protection. The recent emergence of competitors from such restructuring processes has also led to significant price erosion.

When the global economy recovers, there should be an increase in the underlying demand for bandwidth capacity but it is likely that the undersea cable sector will continue to see significant capacity price erosions until the current surplus capacity is taken up by the increased bandwidth demand. The rate of price erosion should eventually slow down when the industry stabilises.

C2C has positioned itself as a one-stop shop for end-to-end connectivity and C2C's competitive strength lies in its reputation for quality and reliability, the larger number of sponsors with natural bandwidth requirements and its higher design capacity - all of which will give C2C an advantage when the current surplus capacity is exhausted. C2C continues to have the best reach, offering direct 'City to City' connectivity to 10 key cities in Asia and the USA. C2C is the only private cable system to have a direct landing point in China and C2C is also able to offer connectivity to India via the i2i cable network.

Operating Results

Despite the difficult operating environment, C2C secured US$66 million (2002: US$49 million) of new sales contracts during the financial year. The following table summarises the financial results for C2C, which is fully consolidated at the SingTel Group level:

Summary Income Statements	Quarter		YOY Chge	Financial Year		YOY Chge
	31 Mar 2003 US$ m	31 Mar 2002 US$ m	%	31 Mar 2003 US$ m	31 Mar 2002 US$ m	%
Operating revenue	16	10	62.6	62	10	@
Operational EBITDA	4	4	-9.1	11	(4)	nm
Depreciation	(28)	(20)	41.3	(107)	(20)	434.1
EBIT	(24)	(16)	55.3	(96)	(24)	299.3
Net finance (expense)/income	(8)	-	nm	(33)	6	nm
Exceptional items	(331)	-	nm	(331)	-	nm
Net loss	(364)	(15)	nm	(459)	(18)	nm

@ denotes less than 500%

Note:
Applicable exchange rates for consolidation at the SingTel Group level are 1.7656 & 1.8425 for FY02/03 and FY01/02 respectively. Figures are inclusive of sales to SingTel and other companies within the SingTel Group.

The exceptional items recorded in the income statement comprise of the following:

- Revenue recognition of US$129 million from advance billing collections due to the early termination of an Indefeasible Right of Use (IRU) contract. The cash for this sale was received in the previous financial year and the sale was accordingly amortised over the IRU contract period of 15 years in accordance with the Group's accounting policy. Upon the termination, the remaining balance of the cash sale has been recognised in the Group's consolidated income statement.

- Impairment losses of US$460 million on network assets, determined according to International Accounting Standards and based on the present value of estimated future cash flows expected from the continuing use of the C2C network until the end of its useful economic life.

At the SingTel Group level, the net impact of these non-recurring items is a net loss of S$348 million, after adjustment for minority interests of S$237 million.

Liquidity and Capital Resources

The construction cost of the C2C network as at 31 March 2003 is US$1.9 billion, of which US$1.8 billion has been paid. Of the outstanding balance, approximately half is under long-term trade credit terms. Apart from such trade credit, C2C's credit facilities are primarily from bank borrowings and shareholder loans.

Bank Borrowings

As at 31 March 2003, bank borrowings were under a US$650 million secured financing facility from a syndicate of bankers ("Lenders") and comprised of a US$610 million five-year amortising term loan and a US$40 million three-year revolving credit facility, commencing 13 December 2001.

During the financial year, US$125 million (2002: US$485 million) has been drawn down and US$18 million (2002: nil) has been repaid to Lenders. As of 31 March 2003, C2C had an outstanding balance of US$592 million under the term loan from the secured financing facility.

C2C has not met the financial targets since the December 2002 quarter under the secured financing facility. This event does not, by itself, entitle the Lenders to review or otherwise terminate the facility because C2C is entitled to address such shortfall within the time period permitted under the facility. C2C and the Lenders are currently in discussions and the Lenders have conditionally agreed to a prescribed period, during which the parties will discuss possible restructuring of the facility. In the meantime, C2C has cancelled the unutilised portion of its US$40 million three-year revolving credit facility.

Shareholder Loans

C2C has a US$200 million subordinated loan facility provided by SingTel which is convertible together with any accrued interest, at the option of SingTel, into bandwidth based on prevailing market prices and/or equity in C2C, failing which it is repayable from 15 December 2004 onwards, provided that until the US$650 million secured financing facility has been fully discharged, the subordinated loan facility is repayable only to the extent of available cash for such repayment.

During the financial year, US$36 million (2002: nil) has been drawn from the convertible loan facility and as of 31 March 2003, SingTel has converted US$36 million of the outstanding loan into the equivalent value in bandwidth.

Reconciliation of Profit Before Tax & Taxation To Statutory Accounts	Group 2003 S$ million
Profit before tax per MD&A	1,370
Adjustment to goodwill	(209)
Profit before tax per statutory accounts	**1,161**
Taxation per MD&A	(263)
Optus' tax credit relating to pre-acquisition losses (A$228 million)(1)	209
Tax expense per statutory accounts	**(54)**

Note:
(1) Translated at the historical exchange rate of A$1: S$ 0.9155

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statement s (in Singapore dollars) is:

	Quarter 31 Mar		YOY	Financial Year 31 Mar		YOY
	2003 S$m	2002 S$m	Chge %	2003 S$m	2002 (1) S$m	Chge %
Operating revenue	**1,549**	**1,178**	**31.5**	**5,528**	**2,347**	**135.6**
Operating expenses	(1,133)	(949)	19.3	(4,188)	(1,884)	122.3
	416	228	82.3	1,340	463	189.7
Other income /(expense)	(12)	9	nm	6	7	14
Operational EBITDA	**404**	**237**	**70.5**	**1,346**	**470**	**186.6**
- EBITDA margin	***26.1%***	***20.1%***		***24.4%***	***20.0%***	
Share of results of joint ventures	(3)	(29)	-89.0	1	(43)	nm
EBITDA	**401**	**208**	**92.8**	**1,348**	**427**	**215.7**
Amortisation of goodwill	(1)	(1)	-33.3	(2)	(2)	21.1
Depreciation & amortisation	(278)	(217)	28.0	(994)	(430)	131.4
EBIT	**123**	**(10)**	**nm**	**351**	**(5)**	**nm**
Net finance expense	(58)	(54)	6.9	(233)	(109)	113.9
Profit /(loss) before exceptional items	**65**	**(64)**	**nm**	**118**	**(114)**	**nm**
Exceptional items	-	*	nm	(44)	-	nm
Profit /(loss) before tax	**65**	**(64)**	**nm**	**74**	**(114)**	**nm**
Tax credit /(expense)	21	(8)	nm	(40)	5	nm
Net profit /(loss) before exceptional tax credit	**86**	**(72)**	**nm**	**34**	**(108)**	**nm**
Exceptional tax credit	325	-	nm	325	-	nm
Profit /(loss) after tax	**411**	**(72)**	**nm**	**360**	**(108)**	**nm**

** denotes less than S$500,000*

Note:

(1) On a statutory basis, the financial results of Optus are consolid ated from 1 October 2001.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) is:

	Quarter 31 Mar		YOY Chge	Financial Year 31 Mar		YOY Chge
	2003 S$ m	2002 S$ m	%	2003 S$ m	2002[1] S$ m	%
Operating revenue by product:						
Mobile communications	722	584	23.7	2,619	1,146	128.5
National telephone	373	269	39.0	1,368	537	155.0
Data & Internet	191	170	12.3	728	331	120.4
International telephone	77	76	1.2	275	157	75.7
Sale of equipment	90	17	419.5	251	57	339.1
Cable television	39	36	9.5	149	70	111.7
IT & engineering services	20	19	5.7	71	35	103.5
Others	37	7	393.2	68	15	361.9
Total	**1,549**	**1,178**	**31.5**	**5,528**	**2,347**	**135.6**

Note:
(1) On a statutory basis, the financial results of Optus are consolidated from 1 October 2001.

The Optus' contribution to certain Group balance sheet items (in both Singapore and Australian dollars) is :

	As at		
	31 Mar 2003 S$ m	31 Dec 2002 S$ m	31 Mar 2002 S$ m
Property, plant and equipment	**6,057**	**5,526**	**5,562**
Gross debt [1]			
Current debt	492	620	364
Non-current debt	2,576	2,938	4,135
Gross debt as reported in balance sheet	3,068	3,557	4,500
Related net hedging balance	(138)	(232)	(257)
	2,929	3,325	4,243
Less: cash and bank balances	(62)	(30)	(77)
Net debt [1]	**2,868**	**3,296**	**4,166**
	A$ m	A$ m	A$ m
Property, plant and equipment	**5,686**	**5,627**	**5,687**
Gross debt [1]			
Current debt	462	631	372
Non-current debt	2,418	2,991	4,228
Gross debt as reported in balance sheet	2,880	3,622	4,600
Related net hedging balance	(130)	(236)	(262)
	2,750	3,387	4,338
Less: cash and bank balances	(58)	(30)	(79)
Net debt [1]	**2,692**	**3,356**	**4,259**

Note:
(1) Excludes borrowing from SingTel.

SEC File No: 82-3622

MASNET No. 2 OF 08.05.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2003 - NEWS RELEASE

Attached is the news release on the Singapore Telecommunications Limited Group's results for the quarter and year ended 31 March 2003.



Release8May03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 08/05/2003 to the SGX

SEC File No: 82-3622



News Release

The SingTel Group's results for the quarter and year ended 31 March 2003

Net profit for the quarter up 72 per cent
Contributions from associates cross S$1 billion mark for the year

Singapore, 8 May 2003 – Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the quarter and the year ended 31 March 2003.

Highlights

Year ended:	Mar 2003 (S$ million)	Mar 2002[1] (S$ million)	Change
Operating revenue	10,259	7,269	41%
Operational EBITDA	3,743	3,057	22%
Associates and joint ventures	1,032	241	329%
Earnings before interest, tax, depreciation and amortisation (EBITDA)*	5,112	3,635	41%
Net profit after tax (pre-goodwill)	2,033	1,984	2.5%
Net profit after tax	1,401	1,631	(14%)
Quarter ended:	**Mar 2003 (S$ million)**	**Mar 2002 (S$ million)**	**Change**
Operating revenue	2,729	2,394	14%
Operational EBITDA	952	855	11%
Associates and joint ventures	275	(0.7)	n.m.
Earnings before interest, tax, depreciation and amortisation (EBITDA)*	1,311	938	40%
Net profit after tax (pre-goodwill)	461	350	32%
Net profit after tax	313	182	72%

* *including IDA compensation and share of results from associated and joint venture companies*

Results for the year ended 31 March 2003

For the first time in its history, the SingTel Group brought in more than S$10 billion in revenue during the financial year. EBITDA was S$5.11 billion while net profit after tax (pre-goodwill) amounted to S$2.03 billion.

[1] Includes only six months of contributions from Optus


SingTel

Mr Lee Hsien Yang, SingTel's President and CEO, said: "At the beginning of the last financial year, we made a commitment to investors to focus on execution and improve returns on the Group's existing businesses.

"I am delighted to report that our results for the year exceeded all of our key objectives. Our Singapore business continued its excellent track record of cash flow generation, while our international expansion strategy is delivering strong profitable growth from Optus and our associates."

For the year, SingTel (ex C2C) generated S$1.8 billion of free cash flow[2], exceeding its target of S$1 billion. Capital expenditure (ex C2C) for the year was S$370 million, well below the original guidance.

In Australia, the key objective was for SingTel Optus to be cash flow positive in FY 2004. Optus met this target 12 months early and generated a net cash surplus of A$281 million during the year. It also reported a net profit of A$28 million before exceptional tax items.

SingTel had a target to double the earnings contributions from its associates and joint ventures. This was exceeded with its share of results increasing almost four times for the year to S$1.03 billion.

Reflecting the growing importance of the Group's international business, proportionate revenues from outside Singapore accounted for 65 per cent of Group revenue (FY02: 49 per cent), while 51 per cent of proportionate EBITDA came from overseas (FY02: 28 per cent).

Results for the quarter ended 31 March 2003

Despite challenging economic and market conditions, the Group's revenue for the quarter rose 14 per cent to S$2.73 billion. Operational EBITDA also increased by a strong 11 per cent to S$952 million. Substantial improvements in Optus' margins and the impact of a stronger Australian dollar mitigated margin declines in the Singapore business.

Group EBITDA grew 40 per cent to S$1.31 billion on the back of solid results from Optus and regional associates. Net profit after tax likewise increased by 32 per cent to S$461 million, pre-goodwill, and by 72 per cent to S$313 million, post-goodwill. This was despite the negative impact of some non-recurring items.

Following a review of the carrying value of its assets, the Group wrote down an amount approximating the full cost of its equity investment in C2C. After offsetting lease income relating to a forfeiture of rights of service and minority interests, the net impact was S$348 million.

In this quarter, the Group recognised benefits from changes to Australian tax legislation, amounting to S$325 million. The Group also reinstated equity accounting for the results of its

---

[2] Operating cash less cash capex and before interest, dividends and investments



Indonesian fixed line joint venture, PT Bukaka SingTel International (BSI), in view of the latter's much improved operating and financial risk profile.

Following the Asian financial crisis, SingTel fully provided for its investment in BSI in 1998. The reversal of this provision and the recognition of share of BSI's pre-tax profits from 1998 to 2001 totalled S$110 million.

Other non-recurring items relating to impairment reviews carried out on long term investments, and certain property, plant and equipment, amounted to S$200 million. The net impact from non-recurring items was a S$113 million reduction in the Group's net profit for the fourth quarter.

Dividend

The Group generated free cash flow of S$2.1 billion during the financial year. Given the very strong cash flow generation, the Board of Directors has recommended that the dividend be maintained at 5.5 cents per share.

Total gross dividend payment based on existing shares will be S$980 million, giving a payout ratio of 48 per cent[3]. This is slightly higher than the Group's normal payout ratio of 30 to 45 per cent of its earnings, reflecting Management's confidence in future prospects.

Operating results in Singapore

Despite unexpected weakness in the Singapore economy, SingTel managed to defend its margins, by keeping a tight rein on costs, and delivered an operational EBITDA margin of 51 per cent for the year. Revenue for the year was S$4.73 billion, a decline of 3.9 per cent.

SingTel's results for the fourth quarter were broadly in line with the trends reported in the preceding quarter. Revenue declined by 3.0 per cent year on year to S$1.18 billion as revenue from Data and Internet[4] and International Telephone services fell.

A difficult bandwidth market drove revenue from **Data and Internet** services down by 11 per cent year on year to S$274 million during the quarter. Although volume demand for bandwidth grew more than 50 per cent, this was mostly due to migration by customers to larger bandwidth circuits, which have lower unit prices.

The number of SingTel broadband lines increased to 162,000, a 122 per cent increase compared to a year ago. Broadband revenue for the quarter similarly rose 121 per cent to S$35 million.

SingTel had 1.55 million mobile customers as at 31 March 2003, an increase of 5.5 per cent. **Mobile communications** revenue for the quarter increased 3.3 per cent to S$203 million even though subscriber acquisition costs decreased 4.5 per cent year on year.

[3] Based on pre-goodwill net profit.
[4] Previously known as Private Data and Public Networks



A strong focus on customer retention ensured that postpaid churn remained at an industry low of 1.6 per cent per month. Data services constituted 16 per cent of mobile ARPU, up from 10 per cent a year ago.

Revenue from **International Telephone** services declined 14 per cent for the quarter to S$206 million, as the number of international outgoing minutes fell 11 per cent. Compared to the preceding quarter, revenue was unchanged and outgoing traffic increased 3.3 per cent. The average collection rate was stable throughout the year at 54 cents a minute.

For the quarter, revenue from **IT & Engineering** services rose 26 per cent to S$192 million, partly due to the acquisition of IPACS. Excluding this, revenue growth was still a healthy 5.7 per cent, reflecting continued growth of the National Computer Systems business. This segment is now SingTel's fourth largest revenue contributor, accounting for 16 per cent of revenue compared to 12 per cent a year ago.

Operating expenses increased 5.2 per cent year on year to S$647 million. Cost of sales increased by 40 per cent due to the IPACS acquisition and growth in demand for IT & Engineering services. Traffic expenses decreased 15 per cent with lower outgoing international traffic and lower outpayment rates. Staff costs fell 9.0 per cent due to lower bonus provisions this year, and higher leave and gratuity provisions last year.

Operating results in Australia

2003 was a breakthrough year for Optus – delivering its first profit under Singapore GAAP and becoming strongly cash flow positive for the first time in its history.

Net profit (before an exceptional tax credit of A$308 million) for the year was A$28 million – a A$430 million turnaround on last year.

Revenue for the year was up 15 per cent – more than three times the market -- while costs were held to 8.3 per cent. With the exceptional tax gain, net profit was A$336 million compared with a loss of A$402 million last year.

"It is a very significant result," Optus Chief Executive, Mr Chris Anderson said.

"The ambitious platform for growth and increased market share we set ourselves plus focus on managing costs and cash have paid off.

"We are cash flow positive a year ahead of our stated aim and we are profitable," Mr Anderson said.

"We finished the year with a positive cash flow of A$281 million – compared to a A$1 billion net funding requirement last year. Capital expenditure as a proportion of revenue was almost halved.

"Operating revenue for the quarter is up 21 per cent to A$1.5 billion. This is the fourth successive quarter of improvements in top line revenue growth and profitability," he said.



For the year as a whole, operational EBITDA rose 45 per cent to A$1.35 billion. Margins were 24.3 per cent – almost 5 percentage points higher than last year. Significantly, Consumer & Multimedia is EBITDA positive for the year.

In 2003, Optus capitalised on the first full year of SingTel ownership to transform its profitability and cash generation capability.

"The combination of secure, experienced and well-capitalised owners and membership of the SingTel group with Optus' proven capacity for growth through a challenger approach has positioned us extremely well for continued growth in the Australian telecoms market," Mr Anderson said.

Optus Mobile's profitable growth continued with revenue for the quarter up 25 per cent to A$795 million and EBITDA margins remaining strong at 36 per cent. Mobile subscribers grew 14 per cent to 4.72 million and churn remained low at 1.5 per cent per month.

Post-paid ARPU increased by 9 per cent due to increases in minutes of use and increasing contributions from mobile data. This was aided by lower acquisition and retention costs per subscriber, 7 per cent less than the same quarter last year.

For the fourth quarter, mobile data services contributed 14 per cent of the division's service revenue.

Optus Business achieved double digit revenue growth of 13 per cent, compared to the same quarter last year, to A$264 million. In **Optus Wholesale**, the stabilising of wholesale revenues in recent quarters was achieved by offering higher margin bundled solutions to customers.

A key strategy for these divisions has been to reduce reliance on the incumbent's network when connecting new business customers. 80 per cent of new services this financial year were provided using Optus network infrastructure.

Consumer & Multimedia (CMM) ended the year with outstanding results including a positive EBITDA for the year of A$5 million representing a turnaround of A$121 million.

The performance of CMM improved dramatically this year, with sustained operational improvements combined with a successful restructuring of the subscription television industry under the Optus-Foxtel deal.

Continued focus on high value customers led to the Division recording a 23 per cent revenue growth in the fourth quarter. HFC revenue was up 16 per cent with ARPU from HFC customers up 13 per cent.

Associated companies

SingTel continued to report very strong results from its overseas investments. For the year, the Group's share of pre-tax earnings from its associates was S$1.03 billion, a fourfold increase compared to last year.

For the quarter, pre-tax contributions from associates amounted to S$275 million, or 47 per cent of the Group's profit before tax and exceptional items. These included pre-exceptional contributions of S$60 million (+19 per cent) from Belgacom and S$33 million from BSI.



This quarter, SingTel's regional mobile associates – AIS, Bharti, Globe and Telkomsel – delivered S$167 million (+ 95 per cent) of ordinary profits. Bharti recorded a profit for the first time this quarter, while Telkomsel, with its contribution of S$276 million for the year, has overtaken Belgacom to become the largest contributor to ordinary profits among the Group's associates.

The number of mobile customers served by SingTel, Optus and associated companies in the region increased 55 per cent during the year to 35 million, the biggest subscriber base outside of China and Japan. As at 31 March 2003, AIS (11.5 million), Globe (7.1 million) and Telkomsel (6.6 million) each had a larger customer base than the combined SingTel-Optus base of 6.3 million.

SingTel's proportionate share of revenue from its four regional mobile associates jumped 74 per cent to S$1.90 billion. The proportionate share of EBITDA doubled to S$931 million, while the average EBITDA margin of these businesses also improved from 39 per cent to 49 per cent.

SingTel is receiving an increasing portion of profits from its associates in the form of dividends. During the year, it received a total of S$272 million in cash dividends from associates including AIS, Belgacom and Telkomsel, compared to S$67 million last year.

Financial position

The Group's financial position and balance sheet remain strong, with its credit rating one of the strongest in the region. As given in the guidance in the last financial year, the Group's cash flows improved substantially in this financial year due to reductions in overseas investments, C2C capital expenditure and Optus turning cash flow positive.

After paying interest and dividends, the Group generated a cash surplus of S$760 million during the year compared to a S$900 million deficit last year. With the increase of its stake in Telkomsel and the monetisation of some investments, the Group's net debt decreased by S$299 million to S$9.56 billion as at 31 March 2003. This does not include proceeds from the SingPost initial public offering.

With the lower debt, net gearing was reduced to 38.0 per cent. The average maturity of the Group's debt is seven years and it has no new financing requirements for the current financial year.

Corporate governance

At the forthcoming Annual General Meeting (AGM) in August, SingTel will be seeking shareholders' approval for changes to incentives for Management.

SingTel is proposing to suspend its current employees share option scheme, and replace it with a performance share plan. The new share-based incentive will be subject to performance hurdles.



These include benchmarking SingTel's total shareholder return against other stocks in a leading Asia Pacific telecom index.

The Group also proposes suspending the issue of options to its Board of Directors and will instead encourage them to invest half their directorship fees in SingTel shares. Full details will be provided in the AGM circular.

Outlook

The impact of the outbreak of Severe Acute Respiratory Syndrome (Sars) on the Group's Singapore business has, thus far, not been significant. While demand for services like Internet access and video conferencing has increased, this has been offset by declines in other areas such as mobile roaming and generally lower consumer spending.

The near term economic outlook in Singapore is challenging. The Singapore Government recently lowered the country's GDP forecast for 2003. The Group's outlook for the current financial year assumes no further material deterioration in the economic outlook since this could adversely impact the Singapore business.

For the current financial year, SingTel expects consolidated revenue and operational EBITDA to increase.

SingTel's medium term objective is to grow earnings at double digit levels. Its ability to grow at these levels for the current financial year depends on economic developments in Singapore, Australia and the region.

Free cash flow for the Group should exceed S$1.6 billion in line with medium term targets. SingTel aims to keep net debt at below two times total EBITDA.

SingTel expects the proportion of earnings from associates (excluding exceptional items) to continue to grow in the medium term. The strategic focus of the Group is on execution and maximising the value of existing businesses and its regional franchise. This includes reviewing opportunities to increase shareholdings in existing associates.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's outlook for the current financial year.

Conclusion

Mr Lee said: "The SingTel Group has had a good year. While revenue growth in Singapore was impacted by the local economic conditions, cash flow performance was strong.

"Our international investments continued to perform strongly and they have transformed our financial and business profile. Optus is now profitable at the bottom line and is cash flow positive, while our regional mobile associates are growing rapidly.



"The success of our international expansion strategy means that the Group is now well diversified geographically and in terms of its business mix. As a result, we are well positioned for above average growth despite the challenging outlook for the Singapore economy.

"Ultimately, SingTel is delivering on its commitment to create value for its shareholders."

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